SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 23 February 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
Appointment of Deena Shiff, Group Managing Director, Small to Medium Enterprises, Telstra
Fibre-to-the-node
Appointment of Justin Milne, Group Managing Director, BigPond, Telstra
Appointment of Kate McKenzie, Group Managing Director, Telstra Wholesale
Telstra rejects legal claim
Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2005
Analyst Briefing - Half year results presentation pack
Telstra CEO announces new Chief Information Officer (CIO)
Transcript from Telstra’s Analyst briefing - Half year results
Transcript from Telstra’s Media briefing - Half year results
Resignation of Mr John Fletcher
Appendix 3Y - change in Director’s Interest Notices

20 December 2005	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appointment of Deena Shiff, Group Managing Director, Small to Medium Enterprises, Telstra.
In accordance with the listing rules, attached is a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

20 December 2005
Appointment of Deena Shiff, Group Managing Director, Small to Medium Enterprises, Telstra.
I am pleased to announce that Deena Shiff has been appointed Group Managing Director, Small to Medium Enterprises, Telstra, effective 30 January 2006.
Deena will lead a new team, drawn from Telstra’s Business and Government and Consumer and Marketing divisions to better serve this important market segment as it continues to experience rapid revenue growth. The creation of this new Business Unit will enable Telstra to focus sharply on the unique needs of Australia’s SMEs. Deena will continue to report directly to me.
Most recently, Deena held the role of Group Managing Director, Telstra Wholesale, having led the division through a challenging period from late 2001.
Deena has sixteen years of experience in the telecommunications industry, which started with the former OTC Limited. Deena joined Telstra in 1998 as Director of Regulatory and was appointed Chief of Commercial Operations for Telstra Wholesale in November 2001. She held the position of Managing Director, Telstra Wholesale from January 2003, and was appointed Group Managing Director, Telstra Wholesale in December 2004.
Deena has held a number of non-executive directorships in the telecommunications industry and other sectors, including serving on the board of the government owned rail operator, Freightcorp, from 1995 to 2002.
Between 1995 and 1998 Deena was a partner in the Corporate Advisory Section of the law firm, Mallesons Stephen Jacques.
Deena has a degree from the London School of Economics and a law degree Cambridge University. Deena is married with two children aged nine and thirteen.
The appointment of Deena’s successor in the role of GMD, Telstra Wholesale, will be announced in the near future.
Regards
Sol Trujillo
CEO

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

21 December 2005	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Fibre-to-the-node
Telstra welcomes the Government’s decision as outlined in recent media coverage to seek further information from the ACCC about the impact of the Government’s retail parity pricing policy on the ACCC’s wholesale ULL pricing decisions. Telstra also notes that the Minister for Communications and the Arts has indicated that the Government does not intend to make changes with respect to third party access rights to Telstra’s proposed new infrastructure. Telstra has previously indicated that regulations that will protect investment risk assumed by shareholders are necessary for Telstra to proceed with some parts of the Next Generation Network program (“NGN”) particularly fibre to the node as announced at the 15 November 2005 strategy briefing.
Telstra confirms that the “fibre-to-the-node” component of the NGN remains on hold and vendors have been notified accordingly. As a result, Telstra will retain various legacy elements of the copper access network and therefore does not expect to accelerate the depreciation or write down of these elements in fiscal 2006. As foreshadowed at the 15 November 2005 strategy briefing, this means that Telstra’s earnings growth guidance for fiscal 2006 will improve by approximately 4% to a range of -15% to -20% without a restructuring and redundancy provision and -21% to -26% with a provision.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

21 December 2005	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appointment of Justin Milne, Group Managing Director, BigPond, Telstra.
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

21 December 2005
Appointment of Justin Milne, Group Managing Director, BigPond, Telstra.
I am pleased to announce that Justin Milne has been appointed Group Managing Director, BigPond.
Justin’s appointment as GMD BigPond confirms the outstanding contribution that he and BigPond have made to Telstra’s broadband business thus far, and will continue to deliver as broadband market leaders.
Justin has led the BigPond team since December 2002 and has been a member of the CEO Leadership Team since 2004. He will continue to report directly to me. Prior to his career at Telstra, Justin was CEO of OzEmail, which at that time was our biggest ISP competitor and before that he ran the Microsoft Network in Australia.
As Managing Director of BigPond, Justin has led the organisation through its transition to becoming Australia’s market-leading Internet Service Provider. This has included the introduction of “broadband at dial-up prices” in February 2004, which was a watershed in Australia’s broadband history.
Justin’s leadership also has seen BigPond lead the market in developing online content development, online applications and the efforts of the team have been recognised with several national awards including this year’s “Best ISP” award at the Australian Telecom Awards. Many of the marketing campaigns and commercials produced by the BigPond team in the last 3 years have also been awarded both in Australia and internationally.
As I have stated publicly many times, Broadband is the key to the future of Telstra, whether it be on a fixed platform or wireless, and I am very pleased to have Justin leading the BigPond team.
Justin is a board member and Past President of the Internet Industry Association. He holds a Bachelor of Arts from Flinders University and is married with 5 children.
Regards
Sol Trujillo
CEO

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

22 December 2005	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appointment of Kate McKenzie, Group Managing Director, Telstra Wholesale
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

22 December 2005
Appointment of Kate McKenzie, Group Managing Director, Telstra Wholesale
I am pleased to announce that Kate McKenzie has been appointed Group Managing Director, Telstra Wholesale.
Kate joined the company in August 2004 as head of Telstra Regulatory. In that role she skilfully advocated Telstra’s interests at a time of great commercial, regulatory and political volatility. Within a year Kate was promoted to the role of Deputy Group Managing Director, Public Policy & Communication and, in addition to her regulatory portfolio, also assumed responsibility for communications and government relations. Since that time, Kate has assisted me and the senior leadership team navigate a series of complex regulatory matters including operational separation, our desire for investment certainty, and our proposal that that wholesale prices for ULL be set at a standard rate across Australia.
The task of heading Telstra’s regulatory group is always challenging. The position requires someone who is willing to play a conspicuous, and sometimes even combative, role in defending the company’s interests. Kate always performed this role with distinction. Even though regulators and other industry participants sometimes disagreed with Kate’s position, it is clear that they respected her professionalism and integrity.
Kate will join Telstra Wholesale at a critical time. TW is vital to Telstra’s overall success. Over the past four years TW has matured into a very successful organisation that is now populated with some of our most talented people. I have challenged Kate to develop the wholesale business so that we will be assured of its continuing prosperity, and to build the capabilities of the wholesale team. Given TW’s importance to the business, Kate will report to me and join the senior leadership team when she begins her new role on 16 January 2006.
Prior to joining Telstra, Kate was Director General of the NSW Department of Commerce. She previously held positions as the Director General of the NSW Department of Industrial Relations, General Manager of the WorkCover Authority of NSW, and Deputy Director General of the NSW Cabinet Office. Kate, 44, is married with two children.
Regards
Sol Trujillo
CEO

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

20 January 2005	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra rejects legal claim
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

20 January 2006	10/2006
Telstra rejects legal claim
Telstra has rejected a claim that the company breached its obligations in the way that it disclosed information.
The plaintiff law firm Slater & Gordon has announced its intention to bring representative proceedings against Telstra in the Federal Court.
The claim relates to Telstra’s disclosure to the Australian Stock Exchange, on 7 September 2005, of a document which was discussed with the Federal Government the previous month.
The corporate regulator, ASIC, investigated Telstra’s compliance with its disclosure obligations and announced on 14 December 2005 that it would take no further action. Telstra is surprised to see a law firm display interest in its disclosures over the same period already examined by ASIC.
In the interests of its shareholders, Telstra will vigorously defend the proposed claim.
Telstra has a strong record of compliance with the law in relation to its continuous disclosure practices.
Telstra rejects any suggestion that its continuous disclosure policies are inadequate.
Telstra’s standard of corporate governance is widely respected in the Australian corporate community, and has been recognised in independent surveys conducted both domestically and internationally.
ENDS
Telstra Media contact: Rod Bruem (0438 288 010)
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

Telestra Corporation Limited ABN 33 051 775 556

9 February 2006
Office of the Company Secretary

Company Announcements Office	Level 41
Australian Stock Exchange	242 Exhibition Street
4th Floor, 20 Bridge Street	MELBOURNE VIC 3000
SYDNEY NSW 2000	AUSTRALIA
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2005
In accordance with Listing Rules, I enclose the following for immediate release:
1.	Appendix 4D — half yearly report;

2.	Half year results and operations review — financial highlights;

3.	Media release;

4.	Half year financial report for the half year ended 31 Dec 2005; and

5.	Directors’ report.
Telstra will conduct an analyst briefing at 9.30 AM and media briefing at 11.30 AM on the half year results. A webcast of the briefings will be available from 9.30 AM AEDT at http://www.telstra.com.au/abouttelstra/calendar/calendarevent.cfm?ObjectID=741 and transcripts will be lodged with the ASX when available.
This Announcement has been released simultaneously to the New Zealand Stock Exchange.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited and controlled entities	Half-year report
Telstra Corporation Limited and controlled entities
Appendix 4D
Half-year report
for the half-year ended 31 December 2005

Telstra Corporation Limited and controlled entities	Half-year report
Appendix 4D
Half-year report
31 December 2005
Telstra Corporation Limited
Results for announcement to the market

	Telstra Group
	Half-year ended 31 December
	2005	2004	Movement	Movement
	$m	$m	$m	%

Extract from the income statement

Revenue from ordinary activities (including finance income)	11,614	11,394	220	1.9
Net profit available to Telstra Entity shareholders	140	2,385	(245)	(10.3)
For the half-years ended 31 December 2005 and 31 December 2004, all items included in our income statement are considered to be from ordinary activities. As a result, our profit from ordinary activities after tax available to Telstra Entity shareholders is the same as our net profit available to Telstra Entity shareholders.
During the half-years ended 31 December 2005 and 31 December 2004, there were no individual transactions that had a sufficiently significant impact on revenues or expenses that require specific disclosure.
Strategic review
On 15 November 2005, we announced our preliminary results from the strategic review that was initiated on 1 July 2005.
We unveiled a strategy for improving our business by deploying:
•	a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	the delivery of integrated services to our customers.
We also announced several key decisions and commitments regarding our processes, systems and products, which will impact the future performance of our Company. The outcomes of these decisions and commitments are currently in progress, and dependant to some extent on certain regulatory outcomes. The strategic review has not had a significant impact on the income statement and balance sheet of the Telstra Group as at 31 December 2005.
We anticipate that the strategic review will have a significant impact on the operations of the Company in future reporting periods. As a result, the outcomes of this review are expected to significantly affect our future financial results and position.

2

Telstra Corporation Limited and controlled entities	Half-year report
Appendix 4D
Half-year report
31 December 2005
Telstra Corporation Limited
Results for announcement to the market (continued)
Dividends paid or declared

	Half-year ended
	31 December
	2005	2004
	¢	¢

Dividends per share
Interim dividends in respect of the 31 December half-year
- interim dividend	14.0	14.0
- special dividend to be paid with the interim dividend	6.0	6.0

Total interim dividend	20.0	20.0

Final dividends for the financial year ended 30 June provided for and paid during the interim period
- final dividend	14.0	13.0
- special dividend paid with the final dividend	6.0	—

Total final dividend provided for and paid during the interim period.	20.0	13.0

Our interim and final ordinary dividends are fully franked at a tax rate of 30%.
Our interim ordinary dividend (including the special dividend to be paid with the interim dividend) in respect of the half-year ended 31 December 2005 will have a record date of 24 February 2006 with payment to be made on 24 March 2006. Shares will trade excluding entitlement to the dividend on 20 February 2006.
Our final ordinary dividend (including the special dividend paid with the final dividend) in respect of the financial year ended 30 June 2005 was provided for and paid during the interim period. The final ordinary dividend (including the special dividend) had a record date of 30 September 2005 and payment was made on 31 October 2005.

3

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2005
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Contents and reference page

Appendix 4D Requirements	Reference
1. Reporting period and the previous corresponding period.	Refer to the 31 December 2005 half-year financial report lodged with this document.

2. Results for announcement to the market.	Refer page 2 for “Results for announcement to the market”.

3. Net tangible assets per security.	Refer item 1 on page 5 of this report.

4. Details of entities where control has been gained or lost during the period.	Refer item 2 on page 5 of this report.

5. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the “Results for announcement to the market” on page 3 of this report. Also refer to note 4: Dividends and note 8: Events after balance date in the 31 December 2005 half-year financial report lodged with this document for additional information.

6. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in an dividend or distribution reinvestment plan.	Refer item 3 on page 5 of this report.

7. Details of our joint venture and associated entities.	Refer item 4 on page 6 of this document for details on our joint ventures and associated entities.

8. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.

9. If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Refer item 5 on page 7 of this report.

4

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2005
1. Net tangible assets per security

	Telstra Group
	Half-year ended
	31 December
	2005	2004
	¢	¢

Net tangible assets per security	75.8	80.8

The comparative net tangible assets has been restated due to the adjustments required under the Australian equivalents of International Financial Reporting Standards.
2. Details of entities where control has been gained or lost during the period
We have not gained or lost control over any significant entities during the half-year ended 31 December 2005.
On 9 December 2005, we announced our intention to merge our 100% owned subsidiary Telstra CSL Limited with New World Mobile Holdings Limited (NWMHL). We will own 76.4% of the merged entity and receive $42 million (HK$244 million) in cash, NWMHL will hold the remaining 23.6%. The transaction is subject to approval by the shareholders of NWMHL and the Office of the Telecommunications Authority, Hong Kong. If approved, the merger will be finalised by 31 March 2006. The financial effect of the merger was not brought to account as at 31 December 2005.
3. Details of dividend or distribution reinvestment plans in operation
During the half-years ended 31 December 2005 and 31 December 2004, we had no dividend or distribution reinvestment plans in operation.

5

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2005
4. Details of investments in joint ventures and associated entities
Our investments in associated entities are listed below:

		Telstra Group
		Ownership interest
		As at
		31 December	30 June
		2005	2005
Name of associated entity	Principal activities	%	%

Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a)	Network cable provider	46.9	39.9
Telstra Super Pty Ltd	Superannuation trustee	100.0	100.0
Keycorp Limited	Electronic transactions solutions	47.8	47.8
Telstra Foundation Limited	Charitable trustee organisation	100.0	100.0
LinkMe Pty Ltd	Internet recruitment provider	40.0	40.0
Unless noted, all investments have a balance date of 30 June and are incorporated in Australia.

(a)	Balance date is 31 December.

6

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2005
4. Details of investments in joint ventures and associated entities (continued)
Our investments in joint ventures are listed below:

		Telstra Group
		Ownership interest
		As at
		31 December	30 June
		2005	2005
Name of joint venture	Principal activities	%	%

FOXTEL Partnerships #	Pay television	50.0	50.0
Customer Services Pty Ltd	Customer service	50.0	50.0
FOXTEL Management Pty Ltd	Management services	50.0	50.0
FOXTEL Cable Television Pty Ltd	Pay television	80.0	80.0
Reach Ltd (incorporated in Bermuda) (a)	International connectivity services	50.0	50.0
Xantic B.V. (incorporated in The Netherlands) (a)(c)	Global satellite communications	35.0	35.0
TNAS Limited (incorporated in New Zealand) (b)	Toll free number portability in New Zealand	33.3	33.3
Money Solutions Pty Ltd	Financial advice and education services	50.0	50.0
HelpYouPay Systems Pty Ltd	Debt management services	—	50.0
HelpYouPay Pty Ltd	Debt management services	—	50.0
Enhanced Processing Technologies Inc (incorporated in United States)	Software sales	—	60.0
Enhanced Processing Technologies Pty Ltd	Business process outsourcing	60.0	60.0
Adstream (Aust) Pty Ltd	Digital advertising and asset management	33.3	33.3
3GIS Pty Ltd (a)	Management services	50.0	50.0
3GIS Partnership (a)	3G network services	50.0	50.0
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5
m.Net Corporation Limited	Mobile phone content provider	39.5	39.5
Unless noted, all investments have a balance date of 30 June and are incorporated in Australia.

#	This includes both the FOXTEL partnership and the FOXTEL television partnership.

(a)	Balance date is 31 December.

(b)	Balance date is 31 March.

(c)	During the half-year ended 31 December 2005, we entered into an agreement with Stratos Global Corporation for the sale of our 35% interest in our jointly controlled entity, Xantic B.V (Xantic). Completion of this transaction was subject to certain conditions precedent being satisfied. As a result, we separately disclosed the carrying value of our investment in Xantic as “assets classified as held for sale” in our balance sheet as at 31 December 2005.
We received US$13 million as a result of a capital return by Xantic on 27 January 2006. The transaction is expected to be completed in mid February 2006 with cash consideration of US$67 million to be received. The net gain on sale of this investment will be recognised in our income statement for the year ended 30 June 2006.
5. Statement about the audit status
Our half-year report is based on the financial report of Telstra Corporation Limited and its controlled entities for the half-year ended 31 December 2005, which has been reviewed by the Australian National Audit Office (ANAO). Our half-year financial report is not subject to audit dispute or qualification. Refer to the 31 December 2005 half-year financial report for the independent review report provided to the members of Telstra Corporation Limited.

7

Telstra Corporation Limited and controlled entities
Half year results and operations review
Half year ended 31 December 2005
Result in line with guidance, focus is on executing strategy
Results
•	Total income grew by 1.9% or $218 million

•	Sales revenue grew by 1.5% or $164 million

•	EBIT declined by 7.0% to $3.5 billion

•	Basic earnings per share of 17.3 cents

•	Dividends of 20 cents per share declared

•	Internet and IP solutions revenue grew by 42.3% or $264 million

•	Mobiles revenue grew by 4.6% or $109 million

•	Advertising and directories revenue increased by 6.3% or $56 million

•	Total broadband SIOs increased by 89.5% to 2.3 million

2005/06 Half Year Financial Highlights 9 February 2006

Telstra Corporation Limited and controlled entities
Financial Highlights
Half year ended 31 December 2005
Result in line with guidance, focus is on executing strategy
Telstra Corporation Limited and its controlled entities (Telstra) reported profit after tax (PAT) of $2,140 million for the half year ended 31 December 2005, a decrease of $245 million or 10.3% on the prior half year. Basic earnings per share (EPS) declined by 9.9% to 17.3 cents. Earnings before interest and tax, depreciation and amortisation (EBITDA) decreased by 3.4% or $184 million to $5.3 billion.
Margins declined with a decrease in EBIT margin of 2.8% to 30.5% and an EBITDA margin decrease of 2.3% to 46.3%.
Income
Total income grew by 1.9% or $218 million in the current half year to $11.6 billion. Revenue growth was impacted by a significant decline in PSTN revenue of 7.6% or $313 million, as well as declines in specialised data and ISDN products. Revenue growth was achieved through increases in broadband, mobiles, IP solutions, advertising and directories, and pay TV bundling.
Domestic sales revenue grew by 1.3% or $133 million in the current half year to $10.6 billion.
Expenses
Operating expenses (before depreciation, amortisation, interest and tax) increased by 6.8% or $402 million due to higher labour costs, goods and services purchased, and other expenses supporting revenue growth. Total expenses (before interest and tax) increased by 6.3% or $480 million which included depreciation and amortisation growth of 4.5%.
Net finance costs grew by $19 million or 4.5% due to higher average borrowings following share buy backs and acquisitions of controlled entities in the prior year and increased levels of capital expenditure, in conjunction with marginally higher interest rates.
Income tax expense decreased by 3.7% or $35 million. The effective tax rate of 29.8% was marginally higher than the rate in the prior corresponding period of 28.3%.

2005/06 Half Year Financial Highlights
9 February 2006	Page 2

Telstra Corporation Limited and controlled entities
Australian Equivalents to International Financial Reporting Standards
The half year ended 31 December 2005 is the first period reported under Australian Equivalents to International Financial Reporting Standards (A-IFRS). The new standards have impacted both the recognition and classification of many items in our income statement and balance sheet. Prior period comparative numbers have been restated where appropriate to reflect the impact of adoption of A-IFRS, with the exception of the accounting standard relating to financial instruments, which was only adopted from 1 July 2005. For detailed information regarding the impact of A-IFRS on our financial information, refer to the half year financial statements. These are available on our investor relations website at www.telstra.com.
Cash flow
Operating cash flow less cash flow used in investing activities (free cash flow) decreased by 4.0% for the half year ended 31 December 2005. This decline was driven by reduced net cash provided by operating activities of $3.9 billion, which decreased by 10% or $445 million due to lower cash profits and higher working capital, offset by reduced net cash used in investing activities of $2.0 billion. Investing cash decreased by 15% or $363 million due to lower investment expenditure, with the prior corresponding period including the acquisitions of the KAZ Group, PSINet, Telstra Business Systems (Damovo), Universal Publishers and Sytec.
Capital expenditure
Operating capital expenditure for the half year ended 31 December 2005 increased by 8.4% or $154 million. Domestic core operating expenditure of $1.8 billion increased by 4.8% or $82 million. Higher capital expenditure was driven primarily by growth in mobiles and broadband assets, payments for our 3G asset sharing agreement, increased expenditure by our overseas subsidiaries as well as growth in our international capacity assets.
Treasury operations
The financial position remained strong with current long-term credit ratings as of January 2006 of A+, A2 and A+ from S&P, Moody’s and Fitch respectively. Both Fitch and Moody’s have Telstra on a negative outlook due to uncertainty surrounding the regulatory environment, competitive environment and T3, and S&P is currently reviewing its outlook with an outcome expected in February 2006. The net debt position was $12.7 billion, which was a $1 billion increase on the equivalent balance at 30 June 2005, largely due to high cash balances at 30 June 2005 after the receipt of our Euro borrowings late in June 2005. The balance sheet continues to have strong capital settings.
Dividend
A fully franked interim ordinary dividend of 14 cents per share has been declared and is payable on 24 March 2006. In addition we have declared a special dividend of 6 cent per share as the final instalment of the second tranche of our $1.5 billion per annum capital management program, which will be paid with the interim dividend.
Capital management
The Board has decided not to proceed with the third tranche of the $1.5 billion per annum capital management program in fiscal 2007 in order to invest the funds in implementing our new strategy, which is intended to deliver long term shareholder value. It is the Board’s intention to pay a dividend of 28c per share each year for the next three fiscal years, subject to the Board’s half yearly dividend declaration process and review of the business and regulatory conditions.
Outlook
We are in the first stage of implementing the new strategic plan announced in November 2005. As foreshadowed in the plan, we have seen margin pressure continue as our revenue mix changes. Earnings have declined at both the EBITDA and EBIT lines, impacted by the accelerating decline in high margin PSTN product revenue.
As foreshadowed in our plan, we expect revenue growth of between 2% and 2.5% compounded annually between now and 2010.
2005/06 Half Year Financial Highlights

9 February 2006	Page 3

Telstra Corporation Limited and controlled entities
In relation to expenses, we will be driving efficiencies in the business through our ‘one factory’ model and streamlining the business to eliminate the high cost of maintaining and supporting complex legacy IT systems, products and services.
We expect depreciation and amortisation expense to grow over the next few years as we invest heavily in transforming the IT base and undertake network fixes, together with accelerating depreciation and write-offs of certain assets that are to be phased out over the 2006 and 2007 fiscal years.
Cash flow will be impacted by our investments in capital expenditure over the next two to three years and free cash flow is expected to reflect this.
Our commercial priorities will continue to be focussed on the customer and our 1 click, 1 touch, 1 button, 1 screen approach to our customers’ experience. Our revenue priorities will continue to be the development of our Internet and IP revenue base from both fixed and wireless broadband, Sensis and competing vigorously in the mobiles market.
The second half of the 2006 fiscal year will be impacted by accelerated depreciation, redundancies and other costs associated with our transformational initiatives announced in November 2005. We also expect pressure to continue on our PSTN revenues and mobiles growth rates. We expect our EBIT decline for the fiscal 2006 full year to be in the range of 15% to 20%, before restructuring and redundancy provisions, and 21% to 26% including restructuring and redundancy provisions. All forward looking forecasts are subject to a reasonable regulatory outcome.
For enquiries on these results contact:

John Stanhope	David Anderson
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

2005/06 Half Year Financial Highlights

9 February 2006	Page 4

Telstra Corporation Limited and controlled entities
2005/06 Half Year Financial Highlights

9 February 2006	Page 5

Telstra Corporation Limited and controlled entities
Income Statement
for the half year ended 31 December 2005

	Half Year Ended 31 December
	2005	2004	Change	Change
		(in $ millions)		%

Revenue
PSTN	3,818	4,131	(313)	(7.6)
Mobiles	2,486	2,377	109	4.6
Internet and IP solutions	888	624	264	42.3
Specialised data	453	495	(42)	(8.5)
ISDN products	421	453	(32)	(7.1)
Advertising and Directories	944	888	56	6.3
Intercarrier services	166	138	28	20.3
Solutions management	480	463	17	3.7
HK CSL	373	380	(7)	(1.8)
TelstraClear	321	304	17	5.6
Offshore services revenue	139	119	20	16.8
Inbound calling products	225	231	(6)	(2.6)
Pay TV bundling	156	121	35	28.9
Customer premises equipment	135	108	27	25.0
Payphones	54	63	(9)	(14.3)
Other sales & service	380	380	0	0.0

Sales revenue	11,439	11,275	164	1.5
Other revenue	10	11	(1)	(9.1)

Total revenue	11,449	11,286	163	1.4
Other income	129	74	55	74.3

Total income	11,578	11,360	218	1.9

Expenses
Labour	2,053	1,882	171	9.1
Goods and services purchased	2,214	2,141	73	3.4
Other expenses	2,011	1,855	156	8.4

Expenses before equity acc/depn/amort/interest	6,278	5,878	400	6.8

Share of net (profit)/loss from assoc.and jointly controlled entities	1	(1)	2	(200.0)

Total operating expenses before depn/amort/interest	6,279	5,877	402	6.8

EBITDA	5,299	5,483	(184)	(3.4)

Depreciation	1,448	1,421	27	1.9
Amortisation (excl goodwill)	362	311	51	16.4

Total depreciation/amortisation	1,810	1,732	78	4.5

Total operating expenses before interest	8,089	7,609	480	6.3

EBIT	3,489	3,751	(262)	(7.0)

Net finance costs	443	424	19	4.5

Profit before income tax	3,046	3,327	(281)	(8.4)
Income tax expense	907	942	(35)	(3.7)

Profit after tax (bef. minority interests)	2,139	2,385	(246)	(10.3)

Minority interests	1	0	1	n/m

Profit after tax	2,140	2,385	(245)	(10.3)

Effective tax rate (i)	29.8%	28.3%		1.5%
EBITDA margin on sales revenue (i)	46.3%	48.6%		(2.3%)
EBIT margin on sales revenue (i)	30.5%	33.3%		(2.8%)
Basic earnings per share (cents)(ii)	17.3	19.1	(1.8)	(9.4%)
Diluted earnings per share (cents)(ii)	17.3	19.0	(1.7)	(8.9%)

(i)	The reported percentage growth represents the percentage movement from the prior corresponding period.

(ii)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instruments held under executive remuneration plans.
2005/06 Half Year Financial Highlights

9 February 2006	Page 6

Telstra Corporation Limited and controlled entities
Cash flow summary
for the half year ended 31 December 2005

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)			%

Receipts from Customers	12,417	12,274	143	1.2
Payments to Suppliers/Employees	(7,466)	(6,972)	(494)	7.1
Income Tax Paid	(1,003)	(909)	(94)	10.3

Operating Cash Flow	3,948	4,393	(445)	(10.1)

Operating Capital Expenditure	(1,985)	(1,831)	(154)	8.4
Customer bases	(58)	0	(58)	N/M

Capital expenditure before investments	(2,043)	(1,831)	(212)	11.6
Investment Expenditure	(3)	(574)	571	(99.5)

Capital Expenditure	(2,046)	(2,405)	359	(14.9)
Receipts from Asset Sales/Other Proceeds	54	50	4	8.0

Cash flow used in Investing Activities	(1,992)	(2,355)	363	(15.4)

Operating Cash Flow less Cash Flow used in Investing Activities	1,956	2,038	(82)	(4.0)

Movements in Borrowings/Finance Leases	229	1,207	(978)	(81.0)
Employee Share Loans (Net)	11	8	3	37.5
Dividends Paid	(2,485)	(1,639)	(846)	51.6
Share Buy Back	—	(756)	756	N/M
Finance costs paid	(470)	(436)	(34)	7.8
Payments for growthshare shares	(6)	0	(6)	N/M

Net Financing Activities	(2,721)	(1,616)	(1,105)	(68.4)

Net Cash Flow	(765)	422	(1,187)	(281.3)

Balance sheet summary
as at 31 December 2005

	As at
	31-Dec-05	30-Jun-05	Change	Change
	(in $ millions)			%

Current Assets	5,231	5,614	(383)	(6.8)
Intangibles	6,146	6,197	(51)	(0.8)
Property, Plant and Equipment	22,901	22,939	(38)	(0.2)
Total Non-Current Assets	30,078	29,545	533	1.8
Total Liabilities	21,576	21,438	138	0.6
Net Assets/Shareholders’ Equity	13,733	13,721	12	0.1
Gross Debt (i)	13,604	13,319	285	2.1
Net Debt (i)	12,732	11,772	960	8.2

Ratios
EBITDA Interest Cover (times)	12.0	12.0	(0.0)	0.0%
Net Debt to EBITDA	1.2	1.1	0.1	9.1%
Return on average assets (ii)	20.4%	20.6%		(0.2%)
Return on average equity (ii)	31.1%	30.5%		0.6%
Return on average investment (ii)	26.9%	27.2%		(0.3%)
Net debt to capitalisation (ii)	48.1%	45.8%		2.3%

(i)	The Net Debt and Gross Debt balances as at 30 June 2005 do not reflect the impact of the relevant A-IFRS standard for financial instruments as this standard was only adopted as at 1 July 2005. Had it been adopted for 30 June 2005, Gross Debt would have been $13,208 million and Net Debt would have been $11,660 million.

(ii)	The percentage growth represents the percentage movement from the prior corresponding period.
2005/06 Half Year Financial Highlights

9 February 2006	Page 7

Telstra Corporation Limited and controlled entities
Statistical data summary
for the half year ended 31 December 2005

	Half Year Ended 31 December
	2005	2004	Change	Change
				%

Billable traffic data (in millions)
Local calls (number of calls)	3,882	4,412	(530)	(12.0)
National long distance minutes (i)	3,666	3,977	(311)	(7.8)
Fixed-to-mobile minutes	2,234	2,206	28	1.3
International direct minutes	273	304	(31)	(10.2)
Mobile voice telephone minutes(ii)	3,610	3,404	206	6.1
Number of SMS sent	1,312	1,142	170	14.9

Network and operations data (in millions)
Basic access lines in service (iii)
Residential	5.50	5.70	(0.20)	(3.5)
Business	2.37	2.51	(0.14)	(5.6)

Total retail customers	7.87	8.21	(0.34)	(4.1)
Domestic wholesale	2.15	1.98	0.17	8.6

Total basic access lines in services	10.02	10.19	(0.17)	(1.7)

ISDN access (basic lines equivalents) (in thousands)(iv)	1,312	1,318	(5)	(0.4)

Mobile services in operation (SIO) (in thousands) (v)
GSM	6,975	6,868	107	1.6
CDMA	1,597	1,115	482	43.2

Mobile services in operation	8,572	7,983	589	7.4

Total Wholesale mobile SIOs (in thousands)	102	69	33	47.8

Online subscribers (in thousands)
Narrowband subscribers	1,143	1,201	(58)	(4.8)

Broadband subscribers — Retail	1,173	622	551	88.6
Broadband subscribers — Wholesale (vi)	1,164	611	553	90.5

Total Broadband subscribers	2,337	1,233	1,104	89.5

Total online subscribers	3,480	2,434	1,046	43.0

Total FOXTEL subscribers (in thousands)	1,074	985	89	9.0

Employee data
Domestic full-time staff (vii)	39,406	39,623	(217)	(0.5)
Full-time staff and equivalents (viii)	45,876	46,178	(302)	(0.7)

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and Hong Kong CSL.

(iii)	Excludes Incontact services (a free service with restrictive calling access) and advanced access services, such as ISDN services. (iv) Expressed in equivalent number of clear voice channels.

(iv)	Expressed in equivalent number of clear voice channels.

(v)	Excludes Hong Kong CSL SIOs.

(vi)	Within Broadband, retail products include cable, satellite, HyperConnect, ADSL and Business DSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL layer 3, Spectrum Sharing and vISP Broadband.

(vii)	Excludes offshore, casual and part time employees.

(viii)	Includes all domestic and offshore employees, including controlled entities.

Note: Statistical data information reported in this summary and elsewhere in this document represents management’s best estimates.
2005/06 Half Year Financial Highlights

9 February 2006	Page 8

Telstra Corporation Limited and controlled entities
Segment information
for the half year ended 31 December 2005

	Consumer		Telstra	Other
	and Small	Telstra	Business and	Business		Telstra
	Business	Country Wide	Government	Segments	Subtotal	Wholesale	Total
	$m	$m	$m	$m	$m	$m	$m

Half year ended 31 December 2005
Segment revenue	2,564	3,169	2,717	1,715	10,165	1,413	11,578
EBIT	1,288	2,646	1,681	(3,402)	2,213	1,276	3,489

Half year ended 31 December 2004
Segment revenue	2,696	3,091	2,705	1,652	10,144	1,213	11,357
EBIT	1,470	2,605	1,724	(3,130)	2,669	1,082	3,751

YoY revenue growth	-4.9%	2.5%	0.4%	3.8%	0.2%	16.5%	1.9%
YoY EBIT growth	-12.4%	1.6%	-2.5%	8.7%	-17.1%	17.9%	-7.0%
(1) Other Business Segments (‘Other’) consists of Sensis, Corporate Areas, Telstra Operations, Bigpond, Telstra Media and our international subsidiaries.
Since 31 December 2005, there has been an adjustment to our business structure involving the establishment of a new business unit named ‘Small to Medium Enterprises’. The new group has been drawn from the Telstra Consumer and Small Business segment and the Telstra Business and Government segment. This change will be reflected in our 30 June 2006 report.
(2) Telstra holds all of its fixed assets in one central asset accounting group. All depreciation charges are incurred in this group. The asset accounting group is included in Other and contributes significantly to the EBIT position.
(3) Our operating results achieved for our business segments do not reflect segment revenues and segment expenses in certain circumstances. For financial reporting purposes, items are reported within the same business segment as they are for internal management reporting. Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments.
Sales revenue associated with mobile handsets for Telstra Consumer and Small Business, Telstra Business and Government and Telstra Country Wide are allocated totally to the Telstra Consumer and Small Business segment, with the exception of products sold in relation to small to medium enterprises which are allocated to Telstra Business and Government. Ongoing prepaid and postpaid mobile service revenues derived from our mobile usage is recorded in each of these segments depending on the type and location of customer serviced. In addition, the majority of goods and services purchased associated with our mobile handset and service revenues are allocated to the Telstra Consumer and Small Business segment.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exists.
(4) Revenue derived from our Bigpond internet products are recorded in the customer facing business units of Telstra Consumer and Small Business, Telstra Country Wide and Telstra Business and Government. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations (included in Other) recognises certain expenses in relation to the installation and running of the broadband cable network.
2005/06 Half Year Financial Highlights

9 February 2006	Page 9

Telstra Corporation Limited and controlled entities
Operating revenues
The following table shows operating revenues for the half years ended 31 December 2005 and 2004.

	Half Year Ended 31 December
	2005	2004	Change	Change
		(in $ millions)		%

PSTN Products
Basic access	1,658	1,700	(42)	(2.5)
Local calls	553	689	(136)	(19.7)
PSTN value added services	123	126	(3)	(2.4)
National long distance calls	471	527	(56)	(10.6)
Fixed to mobile	761	806	(45)	(5.6)
International direct	106	124	(18)	(14.5)
Fixed interconnection	146	159	(13)	(8.2)

Total PSTN	3,818	4,131	(313)	(7.6)
Mobiles
Mobile services	2,275	2,179	96	4.4
Mobile handsets	211	198	13	6.6

Total Mobiles	2,486	2,377	109	4.6
Internet & IP Solutions
BigPond narrowband	117	142	(25)	(17.6)
BigPond broadband	330	203	127	62.6
Wholesale broadband	204	106	98	92.5
Internet direct	70	61	9	14.8
IP solutions	134	94	40	42.6
Other	33	18	15	83.3

Total Internet and IP solutions	888	624	264	42.3
Specialised Data	453	495	(42)	(8.5)
ISDN Products	421	453	(32)	(7.1)
Advertising and Directories	944	888	56	6.3
Intercarrier services	166	138	28	20.3
Solutions management	480	463	17	3.7
Hong Kong CSL	373	380	(7)	(1.8)
TelstraClear	321	304	17	5.6
Offshore Services Revenue	139	119	20	16.8
Inbound calling products	225	231	(6)	(2.6)
Pay TV Bundling	156	121	35	28.9
Customer premises equipment	135	108	27	25.0
Payphones	54	63	(9)	(14.3)
Other sales & service	380	380	0	0.0

Sales revenue	11,439	11,275	164	1.5
Other revenue	10	11	(1)	(9.1)

Total revenue	11,449	11,286	163	1.4
Other income	129	74	55	74.3

Total income	11,578	11,360	218	1.9

Domestic sales revenue	10,600	10,467	133	1.3

Total revenue increased by 1.4%. Revenue growth was attributable to increases in broadband, mobiles, IP solutions, advertising and directories and pay TV bundling, offset by a decline in revenues from PSTN calling products, specialised data, narrowband and ISDN products.
Domestic sales revenue grew by 1.3% during the half year.

2005/06 Half Year Financial Highlights
9 February 2006	Page 10

Telstra Corporation Limited and controlled entities
PSTN products

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Basic access revenue
Retail	1,309	1,388	(79)	(5.7)
Domestic wholesale	349	312	37	11.9

Total basic access revenue	1,658	1,700	(42)	(2.5)

Local call revenue	553	689	(136)	(19.7)
PSTN value added services revenue	123	126	(3)	(2.4)
National long distance call revenue	471	527	(56)	(10.6)
Fixed to mobile revenue	761	806	(45)	(5.6)
International direct revenue	106	124	(18)	(14.5)
Fixed interconnection	146	159	(13)	(8.2)

Total PSTN revenue	3,818	4,131	(313)	(7.6)

Basic access lines in service (in millions)
Residential	5.50	5.70	(0.20)	(3.5)
Business	2.37	2.51	(0.14)	(5.6)

Retail	7.87	8.21	(0.34)	(4.1)
Domestic wholesale	2.15	1.98	0.17	8.6

Total access lines in service (in millions)	10.02	10.19	(0.17)	(1.7)

Number of local calls (in millions)	3,882	4,412	(530)	(12.0)
National long distance minutes (in millions)	3,666	3,977	(311)	(7.8)
Fixed to mobile minutes (in millions)	2,234	2,206	28	1.3
International direct minutes (in millions)	273	304	(31)	(10.2)
Total PSTN products revenue declined by 7.6% or $313 million for the half year compared with a decline of 3.6% for fiscal 2005 (inclusive of fixed interconnection).
There has been a general reduction in PSTN volumes with a decline in retail basic access lines, and volume reductions across local calls, national long distance, international direct® and fixed interconnection. Yields have also declined in local calls, national long distance, fixed to mobile, international direct® and fixed interconnection due to competitive pricing pressure and continuing customer migration to other products.

2005/06 Half Year Financial Highlights
9 February 2006	Page 11

Telstra Corporation Limited and controlled entities
Retail basic access revenue decreased due to declining basic access lines in service and reduced new service and in place connections. As expected, this is consistent with the ongoing trend in the retail basic access market and is underpinned by competition and migration to other products, such as broadband and mobiles.
Wholesale basic access revenue grew as a result of an increase in the number of access lines, as well as an increase in yield due to the change in the mix of business and consumer plans.
Local call revenue declined due to a 12% reduction in the volume of calls. This resulted from product substitution to mobiles and SMS accelerated by the take up of capped mobile plans, and substitution to local data calls as customers migrate to broadband services. Local call revenue also declined due to reductions in yield. The consumer market yield has declined due to increased usage of package discounts and free call offers relative to the prior corresponding period. The business market yield declined due to competitive pricing pressures and the wholesale market yield decreased due to higher volume discounts.
The small decline in PSTN value added services is due to products such as PABX indial and siteline reaching the end of their lifecycle, resulting in customer migration to other products such as customnet.
National long distance revenue decreased mainly due to a 7.8% decline in call minutes as a result of product substitution to mobile and internet products. Yield also decreased due to heavy discounting and increased usage of capped calling arrangements.
Fixed to mobile revenue has decreased due to declining yields, while volumes increased slightly. The decline in yield is due to increasing discounts provided to customers and customer migration to capped plans. Overall volumes have grown slightly due to strong usage in the business sector, offset by reduced usage in the consumer sector as customer traffic migrates to SMS and mobile to mobile services.
The International direct® revenue decline was due mainly to the reduction in minutes of use of 10.2%. This reduction was due to the continued migration to aggressively priced prepaid calling cards offered by competitors and customers migrating to other competitors’ products. There was also a small decline in yield due to price reductions in certain capped plans.
The fixed interconnection revenue decline was due to both reductions in yield and reduction in volume. Yields decreased due to access price rebalancing in line with our undertakings lodged with the ACCC. Volumes decreased in line with the ongoing trend of declining PSTN usage.

2005/06 Half Year Financial Highlights
9 February 2006	Page 12

Telstra Corporation Limited and controlled entities
Mobiles

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Access fees and call charges	1,403	1,402	1	0.1
Value added services
International roaming	131	119	12	10.1
Mobile messagebank	98	93	5	5.4
Mobile data	308	271	37	13.7

Total value added services	537	483	54	11.2

Mobile services revenue — Retail	1,940	1,885	55	2.9
Mobile services revenue — Wholesale	16	11	5	45.5
Mobile services revenue — Mobiles Interconnection	319	283	36	12.7

Total mobile services revenue	2,275	2,179	96	4.4
Mobile handset sales	211	198	13	6.6

Total mobiles goods and services revenue(i)	2,486	2,377	109	4.6

GSM mobile SIO (in thousands)	6,975	6,868	107	1.6
CDMA mobile SIO (in thousands)	1,597	1,115	482	43.2

Total mobile SIO (in thousands)	8,572	7,983	589	7.4

Prepaid mobile SIO (in thousands)	3,839	3,390	449	13.2
Postpaid mobile SIO (in thousands)	4,733	4,593	140	3.0

Total retail mobile SIO (in thousands)	8,572	7,983	589	7.4

GSM wholesale mobile SIO (in thousands)	33	11	22	200.0
CDMA wholesale mobile SIO (in thousands)	69	58	11	19.0

Total wholesale mobile SIO (in thousands)	102	69	33	47.8

Number of SMS sent (in millions)	1,312	1,142	170	14.9

Deactivation rate	8.6%	9.5%	(0.9%)
Mobile retail voice telephone minutes (in millions)	3,610	3,404	206	6.1

Average retail revenue per user per month(ii)(iii)	38.50	40.32	(1.82)	(4.5)
Average retail prepaid revenue per user per month(ii)(iii)	10.81	13.10	(2.29)	(17.5)
Average retail postpaid revenue per user per month(ii)(iii)	60.35	59.75	0.60	1.0

Average Mobile data revenue per user per month	6.12	5.80	0.32	5.5

(i)	Excludes revenue from:

—	calls from our fixed network, which we categorise as fixed to mobile; and

—	Hong Kong CSL, which is recognised as HK CSL.

(ii)	Average retail revenue per user per month is calculated using average retail SIOs and includes mobile data, messagebank and roaming revenues. It excludes interconnection and wholesale revenue.

(iii)	Average retail revenue per user per month has been restated in 04/05 to exclude $11 million of revenue which was included in error.
Mobile services revenue, including interconnect and wholesale mobiles, grew by 4.4% or $96 million in the half year. Including growth in mobile handset revenue of 6.6% or $13 million, total mobiles achieved growth of 4.6% or $109 million to $2.5 billion. Mobiles goods and services revenue, excluding interconnection, increased by 3.5%.
Access fees and call revenue was flat despite an increase of 7.4% in the number of services in operation and an increase of 6.1% in the number of calling minutes. Increased discounts and the continued migration of customers to capped plans has significantly impacted yield, and contributed to the slowing down of mobiles growth. Additional prepaid offers such as 50% recharging bonus, 5c credit and 1c per minute have further offset the revenue benefits from volume growth.

2005/06 Half Year Financial Highlights
9 February 2006	Page 13

Telstra Corporation Limited and controlled entities
Value added services increased by 11% or $54 million and comprised:
▪	international roaming revenue growth of 10% or $12 million due to increased outbound roaming minutes of 11% following the introduction of country specific pricing from December 2004. Contributing to this growth was the increase in inbound roaming prices charged to wholesale partners introduced during September 2004; and

▪	mobile data revenue increased by 14% or $37 million due to growth in:
▪	Short Message Service (SMS) revenue of 3.8% or $9 million resulting from a 15% increase in the number of messages sent, offset by the 1c text offer and other discounting initiatives such as Telstra Rewards and Bonus Options;

▪	Other mobile data growth of 73% or $28 million due to increased usage of Telstra mobile broadband driven by growth in the number of services in operation and Blackberry devices resulting from offers such as $120 credit, 3 month free or 5 hour free e-mail; and

▪	Messagebank® revenue increases of 5.4% or $5 million attributable to a 6.0% increase in minutes, offset by a slight reduction in yield as a result of discounting initiatives.
Wholesale mobiles grew by 46% or $5 million due to increased resale of GSM services and minutes of use.
Mobiles interconnection increased by 13% or $36 million due to the inclusion of revenue from Hutchison for roaming on the Telstra GSM network from April 2005, as well as an increase in terminating volumes for CDMA and prepaid services.
Blended average revenue per user (ARPU) declined by 4.5%, due to the higher proportion of growth in the lower yielding prepaid services. Postpaid ARPU increased by 1.0% due to increases in data revenue, but prepaid ARPU declined by 18% as a result of discounting initiatives on offer for prepaid customers. Mobile data ARPU continued to grow now representing 16% of retail mobile services revenue, an increase of 2% from the prior corresponding half year period.
Mobile handset revenue grew by 6.6% or $13 million, with the additional sales revenue associated with increased selection of postpaid GSM and CDMA phones available for ‘$0 upfront’ with a mobile repayment option, as well as the take up of a free HP printer offer in December 2005 with selected Nokia phones.

2005/06 Half Year Financial Highlights
9 February 2006	Page 14

Telstra Corporation Limited and controlled entities
Internet and IP solutions

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Internet & IP solutions revenue
BigPond narrowband	117	142	(25)	(17.6)
BigPond broadband	330	203	127	62.6
Wholesale broadband	204	106	98	92.5
Internet direct	70	61	9	14.8
IP solutions	134	94	40	42.6
Other	33	18	15	83.3

Total Internet & IP solutions revenue	888	624	264	42.3

Broadband subscribers — Retail (in thousands)	1,173	622	551	88.6
Broadband subscribers — Wholesale (in thousands)	1,164	611	553	90.5

Total Broadband subscribers (in thousands)	2,337	1,233	1,104	89.5

Narowband subscribers — Retail (in thousands)	1,143	1,201	(58)	(4.8)

Total online subscribers(in thousands)	3,480	2,434	1,046	43.0

Total broadband revenue growth of $225 million was the main contributor to the Internet and IP solutions revenue growth of $264 million or 42%.
Growth in BigPond® broadband revenue of $127 million was driven by subscriber growth of 89%, with significant growth in both ADSL and cable subscribers. The high growth of this product is attributable to increased internet penetration, self install kits and successful broadband marketing campaigns. Symmetrical HDSL (previously business DSL) has also contributed to the revenue growth, due to migration of customers from traditional products such as Frame and DDS, as this product provides the same geographical coverage, similar assurance levels and is more economically priced.
Wholesale broadband growth of 93% or $98 million was driven by subscriber growth of 91% and an increase in yield. This resulted from fewer special deals in the market place and the migration of customers to higher speed plans.
IP solutions revenue grew by 43% or $40 million. IP MAN/Ethernet grew by $25 million as a result of major government contract wins and the expansion of existing services. The increase in volume was partially offset by a decline in yield. IP WAN grew by $14 million, driven by customer migration from older product technologies such as frame relay and ISDN.

2005/06 Half Year Financial Highlights
9 February 2006	Page 15

Telstra Corporation Limited and controlled entities
Internet direct growth was driven by subscriber growth, including the increased take up by Virtual ISP’s, growing demand for high-speed global internet direct connectivity and premium packages which has driven service growth and excess usage revenue as a result of customers exceeding their monthly gigabyte allowance; however this was partially offset by declining yields due to aggressive pricing in the market place.
Other internet products increased due to growth in wholesale internet and data traffic driven by broadband uptake. Content offerings revenue also increased, specifically in BigPond Movies®, BigPond Music® and BigPond webhosting®.
Offset by:
Narrowband revenue declined by 18% or $25 million due to competitive price reductions and the migration of high yield users to broadband services.

2005/06 Half Year Financial Highlights
9 February 2006	Page 16

Telstra Corporation Limited and controlled entities
Specialised data

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Data revenue
Frame relay	158	180	(22)	(12.2)
ATM	46	45	1	2.2
Digital data services	103	115	(12)	(10.4)
Leased lines	116	121	(5)	(4.1)
International private lines	15	14	1	7.1
Other specialised data	15	20	(5)	(25.0)

Total data revenue	453	495	(42)	(8.5)

Domestic Frame access ports (in thousands)	33	32	1	3.1
Data revenue declined by 8.5%, reflecting a decline in mature products such as Frame relay and digital data services (DDS), where customers have migrated to IP and DSL based product options.
Frame relay revenue declined by 12% due to heavy discounting to retain key customers and customer migration to new technologies.
DDS revenue declined by 10% due to customers migrating to new technologies such as broadband and IP solutions.
Leased lines declined by 4.1% due to customer migration to IP and DSL based product options. This was partially offset by major contract wins, which resulted in an increase in large megabit bearer revenues and an increase in Mainframe data services as customers migrate from wideband.
ISDN

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

ISDN revenue
Access	212	210	2	1.0
Calls
Data	65	88	(23)	(26.1)
Voice	144	155	(11)	(7.1)

Total calls	209	243	(34)	(14.0)

Total ISDN revenue	421	453	(32)	(7.1)

ISDN access lines (basic access line equivalents) (in thousands)	1,312	1,318	(6)	(0.5)
ISDN access revenue increased by 1.0% due to customer mix changes with growth in the SME market, partially offset by corporate customers migrating to new advanced data products and consumer customers migrating to broadband as a result of broadband promotions. SIOs have remained relatively static during the half year.
The 14% reduction in calling revenue includes a 26% decline in data call revenue, as customers migrate to Telstra’s and competitor’s alternative products, which offer higher bandwidth at reduced prices.
Voice call revenue declined by 7.1% due to a reduction in yield as a result of increased price competition and customer migration to alternative products.

2005/06 Half Year Financial Highlights
9 February 2006	Page 17

Telstra Corporation Limited and controlled entities
Advertising and Directories

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Advertising and Directories	944	888	56	6.3

Advertising and directories revenue grew by 6.3% or $56 million.
Yellow Pages® revenue grew by 3% due mainly to growth in the online business. White Pages® revenue also grew by 13% due to both print and online growth. Trading Post classifieds revenue declined by $4 million due to competition in the print classifieds market offset by growth in online classifieds. Sensis’ other business revenue grew by $19 million due to inclusion of a full 6 months of revenue from Universal Publishers.
Intercarrier services

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Intercarrier services revenue	166	138	28	20.3

Intercarrier services revenue increased by 20% or $28 million due to growth in facilities access revenue from increased demand for access to Telstra exchanges, including its associated equipment and access to mobile towers. Similarly, growth in the number of providers using unconditioned local loop (ULL) services as well as increased demand for wholesale transmission for expansion of providers’ DSL network coverage also contributed to this increase.
Solutions management

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Solutions management revenue	480	463	17	3.7

Solutions management revenue increased by 3.7% or $17 million, and included higher revenue from a full six months of revenues from the KAZ Group acquired in July 2004.
Solutions management revenue increased due to increased activity in Managed WAN, which provides a proactive reporting layer on top of customer IP solutions and has grown in line with the IP market. Also, the KAZ group has grown due to increases in managed radio from the addition of some major contracts, in particular the Commonwealth Games, together with increases in professional services activities, hosted infrastructure services and desktop services.

2005/06 Half Year Financial Highlights
9 February 2006	Page 18

Telstra Corporation Limited and controlled entities
Hong Kong CSL

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Hong Kong CSL sales revenue	373	380	(7)	(1.8)

Hong Kong CSL’s sales revenue decreased by $7 million or 1.8%. In Hong Kong dollars, 0.1% growth was achieved, which was subsequently offset by unfavourable currency fluctuations. Increases were experienced in data, international voice and prepaid revenues, offset by a decline in local voice revenue due to continued aggressive price competition.
TelstraClear

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

TelstraClear sales revenue	321	304	17	5.6

TelstraClear achieved sales revenue growth of $17 million or 5.6% from continued strong retail revenue. In New Zealand dollars, TelstraClear increased sales revenue by 5.8%, attributable to an increase in HomePlan Access revenue. Revenue for this period includes a full six months of revenue generated from the acquisition of Sytec in November 2004.

2005/06 Half Year Financial Highlights
9 February 2006	Page 19

Telstra Corporation Limited and controlled entities
Other offshore revenue

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Total offshore services revenue	139	119	20	16.8

Comprising:
Telstra Europe	103	94	9	9.6
Telstra Inc	21	17	4	23.5
Other CE	15	8	7	87.5

	139	119	20	16.8

Other offshore revenue increased by 17% or $20 million for the half year.
Growth in offshore services revenue was attributable to:
▪	Growth in Telstra Europe, including a full six months of revenue generated by the PSINet Group acquired in August 2004. This was offset by a decline in voice revenues due to the continued erosion of customer bases; and
▪	An increase in other offshore services revenue of $7 million. This increase was generated by new business operations of Telstra Singapore and Telstra Hong Kong. In addition, the acquisition of KAZ provided synergies by combining services in one bundle to customers in these locations.
Inbound calling products

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Inbound calling products revenue	225	231	(6)	(2.6)

B party minutes (in millions)	1,482	1,339	143	10.7
A party calls (in millions)	502	477	25	5.2

Inbound calling products revenue declined by 2.6% or $6 million due to:
▪	A reduction in our FreecallTM 1800 product of $4 million arising from intense price competition. This has lead to a yield reduction, offset by higher call minutes;
▪	A Party revenue increasing by $2 million due to an increase in call volumes and call charges; and
▪	B Party revenue declined by $6 million due to competitive market pressures. This resulted in lower yields which have been offset by higher call minutes.

2005/06 Half Year Financial Highlights
9 February 2006	Page 20

Telstra Corporation Limited and controlled entities
Pay TV bundling

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Pay TV bundling revenue	156	121	35	28.9

FOXTEL Pay TV bundling subscribers (thousands)	287	265	22	8.3
Austar Pay TV bundling subscribers (thousands)	54	43	11	25.6

Bundled Pay TV subscribers (thousands)	341	308	33	10.7

Pay TV bundling has continued to grow rapidly with the migration to FOXTEL Digital and the minimal price installation/upgrade offered during the half year. In particular, the 10th Anniversary promotion for FOXTEL has been a key driver of growth. Revenue increased by 29% or $35 million due to an increase in the number of services provided and spend per subscriber for both FOXTEL and Austar. Subscribers on FOXTEL bundles increased by 8.3% and Austar bundles have increased by 11,000 subscribers.
Customer premises equipment

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Customer premises equipment revenue	135	108	27	25.0

Customer premises equipment (CPE) revenue increased by 25%. This was driven by growth in PBX equipment sales as a result of the inclusion of a full six months of results from Telstra Business Systems (Damovo), which was acquired in September 2004, and new initiatives in the sale of Enhanced CPE Data Line, which includes Customnet/Spectrum CPE.
This was partially offset by a decline in first and extension phones due to substitution of rental phones for mobiles or sale CPE.
Payphones

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Payphones revenue	54	63	(9)	(14.3)

Payphones (in thousands)	59	63	(2)	(6.3)
Payphone revenue declined by 14%, due to the combined effect of lower usage from product substitution mainly to mobile phones, and also ongoing competition from non Telstra prepaid calling cards and private payphone operators.
The reduction of payphone services in operation was due to the loss of some payphones to private operators and the removal of some low usage public payphones.

2005/06 Half Year Financial Highlights
9 February 2006	Page 21

Telstra Corporation Limited and controlled entities
Other sales & services

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Total other sales and services revenue	380	380	0	0.0

Comprising:
Telstra information and connection services	61	70	(9)	(12.9)
Customnet and spectrum	56	57	(1)	(1.8)
Card services	27	32	(5)	(15.6)
Virtual private network	9	7	2	28.6
Security Products	18	26	(8)	(30.8)
HFC Cable	41	36	5	13.9
Conferlink	24	23	1	4.3
Commercial and recoverable works	25	29	(4)	(13.8)
External Construction	59	40	19	47.5
Other	60	60	0	0.0

Total other sales and services revenue	380	380	0	0.0

Other sales and services revenue remained flat.
External construction revenue increased by $19 million due to the commencement of the Hutchison asset sharing agreement in December 2004 relating to the design, construction, operation and maintenance of the 3G network.
HFC Cable usage revenue increased due to higher cable SIOs as a result of FOXTEL promotional activity and increased revenue associated with a scheduled FOXTEL contract rate increase.
Offset by:
Telstra information and connection services revenue declined by 13% as a result of lower call volumes.
Security products revenue declined by 31% due to a change in accounting treatment for third party rebates. Revenue sharing with security companies now reflects the net impact in revenue, whereas previously the expense component was included in cost of goods and services purchased.
Card services declined due to the substitution and migration to alternative calling products such as mobile phones.
Commercial and recoverable works declined due to the winding down of Austar installations, and the decline in digital migration of FOXTEL services due to higher demand for the upgrade of the set top boxes.

2005/06 Half Year Financial Highlights
9 February 2006	Page 22

Telstra Corporation Limited and controlled entities
Other income

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Total other income	129	74	55	74.3

Comprising:
Proceeds from asset and investment sales	17	29	(12)	(41.4)
Cost of asset and investment sales	(8)	(22)	14	(63.6)

Net gain on disposal of plant and equipment	9	7	2	28.6
USO Levy Receipts	28	32	(4)	(12.5)
Government subsidies	63	11	52	472.7
Miscellaneous income	29	24	5	20.8

	129	74	55	74.3

Other income increased by 74% or $55 million primarily due to an increase in the Higher Bandwith Incentive Scheme (HiBiS) receipts. The higher HiBiS receipts were attributable to an increase in the provision of broadband services to regional, rural and remote areas of Australia.

2005/06 Half Year Financial Highlights
9 February 2006	Page 23

Telstra Corporation Limited and controlled entities
Operating expenses

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Expenses
Labour	2,053	1,882	171	9.1
Goods and services purchased	2,214	2,141	73	3.4
Other expenses	2,011	1,855	156	8.4

Expenses before equity acc/depn/amort/finance costs	6,278	5,878	400	6.8

Share of net loss/(profit) from associates and jointly controlled entities	1	(1)	2	(200.0)

Total operating expenses before depn/amort/finance costs	6,279	5,877	402	6.8
Total depreciation/amortisation	1,810	1,732	78	4.5

Total operating expenses before finance costs	8,089	7,609	480	6.3

Operating expenses before finance costs increased by 6.3%. Excluding depreciation and amortisation, operating expenses grew by 6.8%.
The increase in expenses was due to higher labour costs resulting from increased salary rates and higher redundancies, increased network payments mainly due to expansion in some of our overseas businesses, higher service fees due to increased pay TV volumes, and higher service contracts and other agreements due to increased network maintenance, increased activity to meet broadband demand and increased consultancy usage.

2005/06 Half Year Financial Highlights
9 February 2006	Page 24

Telstra Corporation Limited and controlled entities
Labour expense

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Total labour expense	2,053	1,882	171	9.1

Full time staff & equivalents	45,876	46,178	(302)	(0.7)

Labour expenses increased by 9.1% or $171 million due to:
▪	An increase in redundancy expense of $75 million to $96 million. During the period 1,084 full time domestic staff were made redundant, compared with 259 in the prior corresponding period;

▪	Salary increases of $45 million through enterprise agreements and normal annual salary reviews; and

▪	Increase in controlled entities’ labour expense of $59 million. Key drivers of this growth include entities acquired during 2004, annual salary increases and staff increases.
These increases were partially offset by:
▪	Full time staff and equivalents decreased by 0.7% as we look to streamline our business; and

▪	A decrease in the use of overtime and contract and agency payments a result of cost cutting initiatives.
An actuarial investigation of Telstra Super based on the fund’s position as at 31 December 2003 confirmed that a surplus continued to exist in the fund. Based on the recommendations of the actuary, we did not contribute to Telstra Super during the half year. The continuation of the super holiday is, however, dependent on the performance of the fund and we will continue to closely monitor the situation in the light of the current financial market performance. As at 31 December 2005, the Vested Benefits Index (the ratio of fund assets to members’ vested benefits) of the defined benefits divisions was approximately 115%.

2005/06 Half Year Financial Highlights
9 February 2006	Page 25

Telstra Corporation Limited and controlled entities
Goods and services purchased

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Total goods and services purchased	2,214	2,141	73	3.4

Comprising:
Cost of goods sold	406	406	0	0.0
Usage commissions	130	136	(6)	(4.4)
Handset subsidies	211	194	17	8.8
Network payments	1,005	960	45	4.7
Commercial project payments	17	27	(10)	(37.0)
Service fees	154	126	28	22.2
Managed services	110	102	8	7.8
Other goods and services purchased	181	190	(9)	(4.7)

	2,214	2,141	73	3.4

Goods and services purchased increased by 3.4% due to the following:
▪	Network payments grew by $45 million due mainly to expansion of our UK, USA and Asian operations, increased retail activity in TelstraClear, particularly in broadband, and additional Wholesale cable operations and maintenance costs associated with our 3G partnership activities. Domestic outpayments also increased but were offset by reduced payments to REACH.

▪	Service fees increased by $28 million due to an increased volume of pay TV bundled services.

▪	Increased handset subsidies, including Hong Kong CSL subsidies, of $17 million is due to a rise in the take up of handsets on subsidised plans. During the half year we made an A-IFRS accounting policy change to expense handset subsidies as incurred, previously we deferred and amortised them over the contract period.

▪	Managed services increased by $8 million due to increased activity across major contracts and, a full six months of activity from the KAZ Group and Telstra Business Services (Damovo) – these were acquired part way through the December 2004 half year period.
Offset by:
▪	Commercial project payments decreased by $10 million, which related to the level of amortisation of deferred installation costs and fluctuates in accordance with our installations over the five prior years. An equivalent amount is amortised into revenue hence there is no EBIT impact.

▪	Other goods and services purchased decreased by $9 million due mainly to a change in accounting treatment of payments to information services providers; this amount is now offset against the corresponding revenue item, which is included in other sales and services revenue. There was also decreased paper purchase costs associated with the directories business, offset by increased dealer performance commissions.

▪	Usage commissions decreased by $6 million because we acquired Keycorp’s carriage service business during the period which previously provided these services to Telstra. This decrease was offset by minor growth in retail usage commissions due to increased activity.

▪	Cost of goods sold (COGS) remained flat overall but included the following:
▪	Increased ADSL and satellite costs due to increased uptake of BigPond® broadband;

▪	Additional costs associated with a full 6 months of ownership of Universal Publishers, which was acquired on 20 December 2004, and other entities that were acquired part way though the prior corresponding half year; and

▪	Reduced COGS in Hong Kong CSL due to lower handset sales.

2005/06 Half Year Financial Highlights
9 February 2006	Page 26

Telstra Corporation Limited and controlled entities
Other expenses

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Total other expenses	2,011	1,855	156	8.4

Comprising:
Rental expense on operating leases	292	280	12	4.3
Bad debts/recovery costs/doubtful debts	62	71	(9)	(12.7)
Inventory Writedowns	6	5	1	20.0
Net foreign currency conversion losses/(gains)	(3)	(46)	43	(93.5)
Audit fees	4	5	(1)	(20.0)
Service contracts and other agreements	892	777	115	14.8
Marketing	154	163	(9)	(5.5)
General administration	398	411	(13)	(3.2)
Other operating expense	188	189	(1)	(0.5)
Impairment and diminution expenses	18	0	18	N/M

Total other expenses	2,011	1,855	156	8.4

Other expenses increased by 8.4% due to:
▪	Higher service contracts and other agreements as a result of:
▪	Increased network maintenance and rehabilitation activity;

▪	Maintenance of the existing Hutchinson 3G network and the design and construction of a new 3G network;

▪	Increased use of external constructors, as a result of increased maintenance work program;

▪	Increased consultancy; and

▪	A full six months of expenses for KAZ, PSINet, and Telstra Business Systems (Damovo), acquired during 2004/2005.
▪	Lower currency gains due to changes in the accounting treatment on applying A-IFRS, primarily related to the REACH capacity prepayment.

▪	Higher impairment and diminution expenses due to the retirement of a number of IT assets.

▪	Increased rental expense on operating leases due to:
▪	The acquisition of KAZ, PSINet, Universal Publishers and Telstra Business Systems during 2004/2005, therefore not incurring a full six months of rent in the prior year; and

▪	Increased rental rates and property requirements.
Offset by
▪	Lower general administration costs due to:
▪	Reduced IT costs arising from savings achieved in IT repairs and maintenance through consolidating contracts and negotiating price reductions, the consolidation of server leases and the closure of a project IT system.

▪	Decreased seminars and conferences and travel costs resulting from a focus on discretionary costs.
     Offset by
▪	Increased legal costs.
▪	A decrease in bad and doubtful debts resulting from a review of the provisioning level.

▪	Reduced marketing costs due to a company review and centralised focus on marketing efficiencies.

2005/06 Half Year Financial Highlights
9 February 2006	Page 27

Telstra Corporation Limited and controlled entities
Share of net loss (profit) from associates and jointly controlled entities

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Share of net loss/(profit) from associates and jointly controlled entities	1	(1)	2	(200.0)

The current year share of equity losses was attributable to payments to REACH, a $5 million equity injection in FOXTEL, offset by equity profits in Xantic.
Depreciation and Amortisation

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)%

Total depreciation and amortisation	1,810	1,732	78	4.5

Comprising:
Depreciation	1,448	1,421	27	1.9
Amortisation (excl goodwill)	362	311	51	16.4

	1,810	1,732	78	4.5

Depreciation and amortisation increased by 4.5% or $78 million due to the growth in communications plant and software asset additions required to support the increasing demand for broadband ADSL services. Our recent investment in 3G networks, both domestic and offshore, also contributed to this increase. Offsetting these increases were reductions due to service life reviews for communications assets. Amortisation of patents and trademarks also increased, following the acquisitions of KAZ, PSINet, Telstra Business Systems (Damovo) and Universal Publishers during the first half of fiscal 2005.

2005/06 Half Year Financial Highlights
9 February 2006	Page 28

Telstra Corporation Limited and controlled entities
International
Hong Kong CSL financial summary

	Half Year Ended 31 December			Half Year Ended 31 December
	2005	2004	Change	2005	2004	Change
	(in A$ millions)%			(in HK$ millions)%

Sales revenue	373	380	(1.8)	2,175	2,173	0.1
Total revenue	375	380	(1.3)	2,189	2,173	0.7
Total operating expense	267	271	(1.5)	1,561	1,550	0.7
EBITDA	108	109	(0.9)	628	623	0.8
EBIT	37	47	(21.3)	342	377	(9.3)
CAPEX	51	59	(13.6)	296	342	(13.5)

EBITDA margin	28.9%	28.7%	0.1%	28.9%	28.7%	0.2%
Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result.
Total revenue increased by 0.7% or HK$16 million. Significant revenue increases were achieved in data, international voice and prepaid revenues. Local voice revenue, however, continued to be impacted by strong price competition, while handset sales also declined due to lower third party volumes. Despite the declines in local voice revenue, CSL average revenue per user still remained well above the market average.
Total operating expenses increased 0.7% mainly due to higher disbursement and network charges as well as licence fees, while EBITDA increased by 0.8%.
CSL continues to promote its 3G services through the deployment of pioneering technology, including the launch of Asia’s first 3G video sharing service. In December 2005, the merger of Hong Kong CSL and New World Mobile Holdings Limited was announced which, once final regulatory and shareholder approvals are received, will create Hong Kong’s largest mobile business. Under the merger, CSL will continue to drive the uptake of 3G services by offering a wide range of infotainment content while addressing specific needs of different market segments.
REACH
REACH is primarily focused on meeting the increasing needs of its shareholders, Telstra and PCCW, as well as third party voice and satellite services. Operational performance of the business continues to track according to plan, with a continued focus on cost containment.

2005/06 Half Year Financial Highlights 9 February 2006	Page 29

Telstra Corporation Limited and controlled entities
TelstraClear financial summary

	Half Year Ended 31 December			Half Year Ended 31 December
	2005	2004	Change	2005	2004	Change
	(in A$ millions)%			(in NZ$ millions)%

Sales revenue	321	304	5.6	349	330	5.8
Total revenue	321	306	4.9	349	331	5.4
Total operating expense	270	253	6.7	293	274	6.9
EBITDA	51	53	(3.8)	56	57	(1.8)
EBIT	(18)	(13)	(38.5)	(16)	(10)	(60.0)
CAPEX	58	48	20.8	63	51	23.5

EBITDA margin	15.9%	17.4%	(1.5%)	16.0%	17.3%	(1.3%)
Amounts presented in NZ$ have been prepared in accordance with A-IFRS.

Amounts presented in A$ represent amounts included in Telstra’s consolidated result.
In NZ$, total revenue growth of 5.4% or NZ$18 million was achieved. On a stand-alone basis, including intercompany revenue, TelstraClear revenue increased by 4.0%. Revenue growth was achieved from continued strong retail revenue, particularly in the consumer and small and medium enterprise sector. Included in this result was the acquisition of Sytec in November 2004. This was partially offset by a decrease in wholesale revenue due to pricing adjustments that reduced market rates for data capacity. In Australian dollars total revenue increased by 4.9% to $321 million.
Total operating expense growth of NZ$19 million or 6.9% was attributed to the following;
▪	Six months of expenses relating to Sytec compared with two months included in the prior corresponding half year period across all categories of expenses.

▪	cost of sales increased in line with the increase in revenue; and

▪	an increase in labour expenses resulting from an increase in headcount, primarily due to HomePlan growth, which has been reviewed in line with the new strategy;
EBITDA decreased by 1.8% or NZ$1 million. An increase in capitalisation in the prior year resulted in increased depreciation and amortisation, decreasing EBIT by 60% or $6 million.

2005/06 Half Year Financial Highlights 9 February 2006	Page 30

Telstra Corporation Limited and controlled entities
Net finance costs

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)			%

Finance costs	479	458	21	4.6
Finance income	36	34	2	5.9

Net finance costs	443	424	19	4.5

Net finance costs increased by $19 million or 4.5%.
The increase in net finance costs was attributable to increased average borrowings following prior period share buy backs, investment acquisitions and increased levels of capital expenditure. Interest rates have also been marginally higher compared with the prior corresponding period. Furthermore, a full six months of interest amortisation associated with the deferred settlement on the acquisition of our 50% share in the 3G network assets was included. This increase was partially offset by gains made on the revaluation of borrowings and hedges resulting in a difference on application of A-IFRS, amounting to a net impact of $20 million.

2005/06 Half Year Financial Highlights 9 February 2006	Page 31

Telstra Corporation Limited and controlled entities
Income tax expense

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)			%

Income Tax Expense	907	942	(35)	(3.7)

Income tax expense decreased by 3.7% or $35 million mainly due to lower operating profit of $84 million tax effected, offset by deferred tax resulting from the origination and reversal of temporary differences.
The effective tax rate of 29.8% was marginally higher than the prior corresponding period rate of 28.3%.

2005/06 Half Year Financial Highlights 9 February 2006	Page 32

Telstra Corporation Limited and controlled entities
Cash flow

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)			%

Net cash provided by operating activities	3,948	4,393	(445)	(10.1)
Net cash used in investing activities	(1,992)	(2,355)	363	(15.4)

Operating Cash Flow less Cash Flow used in Investing Activities	1,956	2,038	(82)	(4.0)
Net cash used in financing activities	(2,721)	(1,616)	(1,105)	(68.4)

Net increase/(decrease) in cash	(765)	422	(1,187)	(281.3)

Operating cash flow less cash flow used in investing activities (free cash flow) decreased by 4.0% for the half year ended 31 December 2005.
Net cash provided by operating activities decreased by 10% to $3.9 billion due to lower cash profits and higher working capital. Working capital increases have resulted primarily from higher debtors balances, as a result of the timing of receipts, and higher inventory levels due to bulk purchases of mobile handsets and material held for consumption on capital work programs.
Net cash used in investing activities decreased by 15% or $363 million to $2.0 billion due to lower investment expenditure, with the prior corresponding period including the acquisitions of the KAZ Group, PSINet, Telstra Business Systems (formally known as Damovo), Universal Publishers and Sytec. Lower operating capital expenditure was offset by increased payments associated with the deferred payment terms of the Hutchison 3G network sharing contract of $312 million.
Net cash used in financing activities increased by $1.1 billion or 68% to $2.7 billion due mainly to the net repayment of borrowings and increased dividend payments, partially offset by there being no share buyback in the current half year.

2005/06 Half Year Financial Highlights 9 February 2006	Page 33

Telstra Corporation Limited and controlled entities
Net cash used in investing activities

	Half Year Ended 31 December
	2005	2004	Change	Change
	(in $ millions)			%

Switching	187	192	(5)	(2.6)
Transmission	186	174	12	6.9
Customer access	423	478	(55)	(11.5)
Mobile telecommunications networks	486	245	241	98.4
International assets	179	107	72	67.3
Capitalised software	212	294	(82)	(27.9)
Specialised Network Functions	86	140	(54)	(38.6)
Other (incl. deferred expenditure)	226	201	25	12.4

Operating capital expenditure	1,985	1,831	154	8.4
Customer bases	58	0	58	N/M

Capital expenditure before investments	2,043	1,831	212	11.6
Add: investments	3	574	(571)	(99.5)

Capitalised expenditure and investments	2,046	2,405	(359)	(14.9)
Sale of capital equipment, investments and other	(20)	(15)	(5)	33.3
Interest received	(34)	(33)	(1)	(3.0)
Dividends received	0	(2)	2	100.0

Net cash used in investing activities	1,992	2,355	(363)	(15.4)

Operating Capital expenditures	1,985	1,831	154	8.4
Less: offshore operating capital expenditure	118	107	11	10.3
Less: International Cable Capacity	61	0	61	N/M

Domestic core operating capital expenditure(i)	1,806	1,724	82	4.8

(i)	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure and international cable capacity expenditure
Operating capital expenditure for the half year ended 31 December 2005 increased by 8.4% or $154 million. Domestic core operating expenditure of $1.8 billion increased by 4.8% or $82 million.
Increased capital expenditure was driven primarily by growth in the mobiles asset technology, increased expenditure by our overseas subsidiaries, as well as growth in our international capacity assets. Mobiles capital expenditure increased by $241 million due to the cash payment made of $312 million associated with the asset sharing agreement with Hutchison 3G Australia Pty Ltd. In addition, expenditure on mobiles assets increased due to 3G programs of work, offset by a reduction in the GSM and CDMA coverage program. Growth in international assets of $72 million was due to the purchase of international transmission capacity to meet internet demand. In addition, capital expenditure on transmission assets increased due to continuing demand for high speed data services, which was impacted by the acquisition of several large corporate customer contracts.
The reduction in expenditure on the customer access network of $55 million was due to decreased ADSL material cost and lower volumes on the narrowband program.
Reduction in the software development program of $82 million was due to the completion of major initiatives, such as one of our customer relationship management applications and the business-to-business capability for local call resale program. In addition, there was a significant one off payment made in the prior corresponding period for the purchase of the long term Microsoft desktop and SAP licenses.
The reduction in capital expenditure on specialised network functions of $54 million was due to the completion of various 3G programs such as the provision of 3G mobile data solutions for the provision of i-mode content and BigPond® infranet development.
Customer bases expenditure increased by $58 million primarily due to the acquisition of customer bases from Keycorp relating to their payment transactions network carriage services business.
Investment expenditure made in the first half of fiscal 2006 was $3 million. In the prior corresponding period, investment expenditure of $574 million included acquisitions of the KAZ Group, PSINet Group, Telstra Business Systems, Universal Publishers and Sytec.

2005/06 Half Year Financial Highlights 9 February 2006	Page 34

Telstra Corporation Limited and controlled entities
Balance sheet — detail
As at 31 December 2005

	As at
	31-Dec-05	30-Jun-05	Change	Change
	(in $ millions)			%

Current Assets
Cash and cash equivalents	817	1,548	(731)	(47.2)
Trade and other receivables	3,833	3,581	252	7.0
Inventories	317	232	85	36.6
Derivative financial instruments	7	4	3	75.0
Other Assets	257	249	8	3.2

Total Current Assets	5,231	5,614	(383)	(6.8)

Non-Current Assets
Trade and other receivables	103	65	38	58.5
Inventories	15	15	0	0.0
Investments accounted for using the equity method	29	51	(22)	(43.1)
Property, Plant and Equipment	22,901	22,939	(38)	(0.2)
Intangibles — goodwill	2,101	2,037	64	3.1
Intangibles — other	4,045	4,160	(115)	(2.8)
Deferred tax assets	31	31	0	0.0
Derivative financial instruments	407	0	407	0.0
Defined benefit asset	446	247	199	80.6

Total Non-Current Assets	30,078	29,545	533	1.8

Total Assets	35,309	35,159	150	0.4

Current Liabilities
Trade and other payables	2,416	2,805	(389)	(13.9)
Borrowings	1,872	1,507	365	24.2
Current Tax Liabilities	477	534	(57)	(10.7)
Provisions	424	421	3	0.7
Derivative financial instruments	13	11	2	18.2
Revenue Received in advance	1,009	1,132	(123)	(10.9)

Total Current Liabilities	6,211	6,410	(199)	(3.1)

Non-Current Liabilities
Trade and other payables	18	115	(97)	(84.3)
Borrowings	11,201	10,941	260	2.4
Provisions	911	894	17	1.9
Deferred tax liabilities	1,885	1,826	59	3.2
Derivative financial instruments	937	864	73	8.4
Revenue Received in advance	413	388	25	6.4

Total Non-Current Liabilities	15,365	15,028	337	2.2

Total Liabilities	21,576	21,438	138	0.6

Net Assets	13,733	13,721	12	0.1

Shareholders’ Equity
Share capital	5,548	5,536	12	0.2
Reserves	(30)	(151)	121	(80.1)
Retained Profits	8,209	8,334	(125)	(1.5)

Equity available to Telstra Entity Shareholders	13,727	13,719	8	0.1

Minority Interests	6	2	4	0.0

Total Equity	13,733	13,721	12	0.1

2005/06 Half Year Financial Highlights 9 February 2006	Page 35

Telstra Corporation Limited (ABN 033 051 775 556)
Half Yearly Comparison
Half Year Ended 31 December 2005

	Half 1		Half 2		Full Year		Half 1		Half 2		Full Year		Half 1
Summary Reported(i) Half Yearly Data	Dec-03	Growth	Jun-04	Growth	Jun-04	Growth	Dec-04	Growth	Jun-05	Growth	Jun-05	Growth	Dec-05	Growth

Revenue
Mobiles
Mobile services — Retail	1,733	6.2%	1,721	7.9%	3,454	7.0%	1,885	8.8%	1,850	7.5%	3,735	8.1%	1,940	2.9%
Mobile services — Wholesale	7	16.7%	9	43.3%	16	30.0%	11	60.4%	13	51.1%	24	55.3%	16	45.6%
Mobile Interconnection	257	1.2%	258	9.5%	515	5.0%	284	10.8%	263	2.0%	547	6.2%	319	12.3%

Mobile services	1,997	5.5%	1,988	8.2%	3,985	6.9%	2,179	9.1%	2,127	7.0%	4,306	8.1%	2,275	4.4%
Mobile handsets	186	8.1%	166	(22.5%)	352	(8.9%)	198	6.2%	183	10.2%	381	8.4%	211	6.6%

Total Mobiles	2,183	5.8%	2,153	5.0%	4,336	5.4%	2,377	8.9%	2,310	7.3%	4,687	8.1%	2,486	4.6%
Internet and IP solutions	468	19.7%	545	27.9%	1,013	24.0%	624	33.3%	753	38.1%	1,377	35.9%	888	42.3%
PSTN products
Basic access	1,610	3.5%	1,627	6.6%	3,237	5.0%	1,700	5.6%	1,662	2.1%	3,362	3.9%	1,658	(2.5%)
Local calls	778	(2.3%)	726	(5.8%)	1,504	(4.0%)	689	(11.4%)	595	(18.0%)	1,284	(14.7%)	553	(19.7%)
PSTN value added services	134	(5.0%)	125	(10.0%)	259	(7.5%)	126	(5.6%)	124	(0.8%)	250	(3.7%)	123	(2.4%)
National long distance calls	578	(0.7%)	543	(6.4%)	1,121	(3.5%)	527	(8.8%)	486	(10.6%)	1,013	(9.7%)	471	(10.6%)
Fixed to mobile	808	7.3%	789	3.3%	1,597	5.3%	806	(0.3%)	760	(3.7%)	1,566	(1.9%)	761	(5.6%)
International direct	139	(13.7%)	127	(13.2%)	266	(13.4%)	124	(10.8%)	110	(12.9%)	234	(11.8%)	106	(14.5%)
Fixed Interconnect	177	2.7%	159	(10.2%)	336	(3.6%)	159	(10.1%)	150	(5.8%)	309	(8.1%)	146	(8.2%)

Total PSTN products	4,224	1.5%	4,096	(0.2%)	8,320	0.7%	4,131	(2.2%)	3,887	(5.1%)	8,018	(3.6%)	3,818	(7.6%)
Specialised Data	516	(5.3%)	518	(6.1%)	1,034	(5.7%)	495	(4.1%)	471	(8.9%)	966	(6.5%)	453	(8.5%)
ISDN Products	473	(3.3%)	454	0.2%	927	(1.6%)	453	(4.2%)	437	(3.7%)	890	(3.9%)	421	(7.1%)
Advertising and Directories(ii)	764	5.4%	578	20.2%	1,342	11.3%	888	16.3%	697	20.6%	1,585	18.2%	944	6.3%
Intercarrier services	129	(17.6%)	123	(13.5%)	252	(15.6%)	138	7.5%	153	24.7%	291	15.5%	166	20.3%
Solutions management(iii)	243	1.6%	265	6.8%	508	4.2%	463	90.6%	468	76.4%	931	83.2%	480	3.7%
Hong Kong CSL	377	(22.1%)	349	(17.7%)	726	(20.0%)	380	0.9%	354	1.6%	734	1.1%	373	(1.8%)
TelstraClear	282	3.3%	292	6.2%	574	4.7%	304	8.0%	321	10.0%	625	8.8%	321	5.6%
Offshore Services Revenue(iv)	48	26.3%	83	230.2%	131	107.2%	119	147.8%	133	61.3%	252	93.1%	139	16.8%
Inbound calling products	238	(5.2%)	238	(2.2%)	476	(3.7%)	231	(2.8%)	218	(8.1%)	449	(5.6%)	225	(2.6%)
PayTV	65	NM	89	287.3%	154	569.9%	121	86.1%	142	59.5%	263	70.7%	156	28.9%
Customer premises equipment(v)	92	(11.5%)	92	(5.6%)	184	(8.7%)	108	17.2%	121	31.7%	229	24.5%	135	25.0%
Payphones	72	(4.0%)	69	(5.1%)	141	(4.5%)	63	(12.5%)	58	(15.6%)	121	(14.0%)	54	(14.3%)
Other sales & service	283	(40.4%)	336	(18.0%)	619	(30.0%)	380	34.5%	363	8.0%	743	20.1%	380	0.0%

Sales revenue	10,457	(0.1%)	10,280	2.5%	20,737	1.2%	11,275	7.8%	10,886	5.9%	22,161	6.9%	11,439	1.5%
Other revenue	13	(28.5%)	11	(33.9%)	24	(31.0%)	11	(17.6%)	9	(10.7%)	20	(14.5%)	10	(9.1%)
Other income	268	(6.6%)	138	0.0%	406	(4.5%)	74	(72.4%)	187	35.5%	261	(35.7%)	129	74.3%

Total income	10,738	(0.3%)	10,429	2.4%	21,167	1.0%	11,360	5.8%	11,083	6.3%	22,442	6.0%	11,578	1.9%

Selected statistical data
Mobile voice telephone minutes	3,011	16.1%	3,134	17.8%	6,145	16.9%	3,404	13.0%	3,342	6.7%	6,746	9.8%	3,610	6.1%
Short Message Service (SMS) (number of messages)	928	45.6%	1,016	28.8%	1,944	36.3%	1,142	23.0%	1,147	12.9%	2,289	17.8%	1,312	14.9%
Mobile services in operation (thousands)	6,985	14.5%	7,604	15.8%	7,604	15.8%	7,983	14.3%	8,227	8.2%	8,227	8.2%	8,572	7.4%
Broadband Retail subscribers	288	53.3%	427	77.8%	427	77.8%	622	116.3%	856	100.5%	856	100.5%	1,173	88.6%
Broadband Wholesale subscribers	220	288.9%	379	213.4%	379	213.4%	611	177.9%	888	134.4%	888	134.4%	1,164	90.5%
Total Broadband subscribers (thousands)	508	107.8%	806	123.2%	806	123.2%	1,233	142.9%	1,744	116.5%	1,744	116.5%	2,337	89.5%
Narrowband subscribers (thousands)	1,178	6.8%	1,194	3.1%	1,194	3.1%	1,201	1.9%	1,205	1.0%	1,205	1.0%	1,143	(4.8%)
- Retail	8.64	(3.8%)	8.44	(4.2%)	8.44	(4.2%)	8.21	(5.0%)	8.05	(4.6%)	8.05	(4.6%)	7.87	(4.1%)
- Wholesale	1.71	22.1%	1.84	18.7%	1.84	18.7%	1.98	15.8%	2.07	12.5%	2.07	12.5%	2.15	8.6%
Basic access lines in service	10.35	(0.3%)	10.28	(0.8%)	10.28	(0.8%)	10.19	(1.5%)	10.12	(1.6%)	10.12	(1.6%)	10.02	(1.7%)
Local calls (number of calls)	4,831	(3.7%)	4,566	(4.4%)	9,397	(4.0%)	4,412	(8.7%)	4,057	(11.1%)	8,469	(9.9%)	3,882	(12.0%)
National long distance minutes	4,343	(6.7%)	4,177	(7.3%)	8,520	(7.0%)	3,977	(8.4%)	3,766	(9.8%)	7,743	(9.1%)	3,666	(7.8%)
Fixed to mobile minutes	2,099	7.3%	2,127	7.0%	4,226	7.2%	2,206	5.1%	2,169	2.0%	4,375	3.5%	2,234	1.3%
International direct minutes	338	(12.7%)	313	(11.3%)	651	(12.0%)	304	(10.1%)	276	(11.8%)	580	(10.9%)	273	(10.2%)
ISDN access (basic lines equivalents) (thousands)	1,224	2.9%	1,288	6.2%	1,288	6.2%	1,318	7.7%	1,327	3.0%	1,327	3.0%	1,312	(0.5%)
Pay TV bundling	208	1489.6%	257	103.1%	257	103.1%	309	48.5%	335	30.2%	335	30.2%	341	10.4%

(i)	All revenue quoted is on reported basis and has not been adjusted for those items which are either not of a comparables nature owing to structural changes to the business eg acquisitions, significant and non-recurring nor part of the core operations.

(ii)	The growth rates relating to advertising and directories have been impacted by the acquisition of the Trading Post group in March 2004.

(iii)	The growth rates relating to solutions management have been impacted by the acquisition of the KAZ group in July 2004.

(iv)	The growth rates in offshore services revenue have been impacted by the acquisition of Cable Telecom in February 2004 and the PSINet group in August 2004.

(v)	The growth rates relating to customer premises equipment have been impacted by the acquisition of Telstra Business Systems (formerly known as Damovo) in September 2004.

Telstra Corporation Limited (ABN 033 051 775 556) Product reconciliation to align comparative figures with the reported format Half Year Ended 31 December 2005

	Reported
	previously	Reported
	released	New Hierarchy
	Dec-04	Dec-04	Movement		Amount		Amount
	$ m	$ m	$ m	Included	$ m	Excluded	$ m

Mobile services	1,896	2,179	283	Mobiles Interconnection	47
				Mobiles Terminating (Declared)	236
Mobile handsets	198	198	—
Total Mobiles	2,094	2,377	283		283
Internet and IP solutions	624	624	—
PSTN products
Basic access	1,700	1,700	—
Local calls	689	689	—
PSTN value added services	126	126	—
National long distance calls	527	527	—
Fixed to mobile	806	806	—
International direct	124	124	—
PSTN interconnect	—	159	159	Fixed interconnection	159
Total PSTN products	3,972	4,131	159
Specialised Data	495	495	—
ISDN Products	453	453	—
Advertising and Directories	890	888	(2)			Yellow Pages Direct	(2)
Intercarrier services	580	138	(442)			Fixed interconnection	(159)
						Mobiles Interconnection	(47)
						Mobiles Terminating (Declared)	(236)
Solutions management	463	463	—
Hong Kong CSL	380	380	—
TelstraClear	304	304	—
Offshore services revenue	119	119	—
Inbound calling products	231	231	—
Pay TV bundling	121	121	—
Customer premises equipment	107	108	1	Enhanced Fee For Service	1
Payphones	63	63	—
Other sales & service	379	380	1	Yellow Pages Direct	2	Enhanced Fee For Service	(1)

Sales revenue	11,275	11,275	—		445		(445)

A-IFRS TRANSITIONAL ADJUSTMENTS – 1 JULY 2004

	1 Jul 04
A-IFRS Adjustment – Retained	Adjustment
Earnings	A$ m	Explanation of Adjustment

AASB 2 – Share-based payments	51	Share-based remuneration is recognised as an expense over the vesting period – the transitional adjustment primarily represents the reversal of the expense recognised under previous AGAAP

AASB 112 – Income tax (tax effect of A-IFRS adjustments & impact of change in tax methodology)	88	This adjustment represents the tax effect of the other A-IFRS standards & the change in method of accounting for income taxes, giving rise to items not previously recognised.

AASB 119 – Recognise net pension asset	537	Recognition of the net position of the defined benefit plans on adoption of A-IFRS.

AASB 121 – Resetting Foreign Currency Translation Reserve (FCTR) to zero	(46)	This adjustment reflects Telstra’s decision to elect under A-IFRS to reset the FCTR balance to nil on transition, after the impact of other A-IFRS adjustments.

AASB 121 – Restating goodwill from an Australian dollar denominated balance to a foreign currency denominated balance	(297)	Under the transitional rules Telstra elected to restate goodwill and fair value adjustments arising from all business combinations before transition based on the exchange rate at transition.

AASB 123 – Write off of borrowing costs previously capitalised	(462)	Telstra elected on transition to A-IFRS to change its accounting policy to expense all borrowing costs.

AASB 128 – Equity accounting Reach losses against the Capacity Prepayment (CPP)	(348)	On transition to A-IFRS the Reach Capacity Prepayment was deemed an extension of our investment in Reach, triggering equity accounting; the investment balance is eliminated by carried forward equity accounting losses from Reach not previously recognised.

AASB 138 – Expensing handset subsidies previously deferred	(239)	Under previous AGAAP Telstra capitalised the subsidised component of handsets, sold as part of a service contract, as a subscriber acquisition cost to be amortised over the contract term. UIG 1042 excludes the cost of telephones from subscriber acquisition costs & as a result we have changed our accounting policy to expense handset subsidies as incurred.

Total net decrease to retained earnings	(716)

A-IFRS TRANSITIONAL ADJUSTMENTS – 1 JULY 2004

	1 Jul 04
	Adjustment
A-IFRS Adjustment – Equity	A$m	Explanation of Adjustment

AASB 112 – Asset Revaluation Reserve	(32)	Recognition of the deferred tax impact of previously revalued items of property, plant and equipment.

AASB 2 – Share based payments	(287)	Adjustment against share capital for the reclassification of the employee share loans and to recognise the Telstra shares held by the Growthshare Trust.

AASB 121/128 – Foreign Currency Translation Reserves (FCTR)	186	Represents the reset of the FCTR on transition

Total debit to equity balances	(133)

A-IFRS TRANSITIONAL ADJUSTMENTS – 1 JULY 2005

	1 Jul 05
	Adjustment
A-IFRS Adjustment – Balance Sheet	A$ m	Explanation of Adjustment

AASB 139 – Increase in Assets
- Current assets: derivatives	6	Represents the recognition & measurement of derivatives at fair value as at the 1 Jul 05
- Non current assets: derivatives	512	transition date for AASB 139

AASB 139 – Increase in Current liabilities
- Current borrowings	3
- Current derivatives	5

AASB 139 – Increase in Non Current Liabilities
- Non current borrowings	219	Increase due to remeasuring borrowings at fair value as at the 1 Jul 05 transition date
- Non current derivatives	185	Represents the recognition & measurement of derivatives at fair value as at the 1 Jul 05
- Deferred tax impact	32	Deferred tax liability associated with the fair value adjustments described above.

RESTATEMENT OF 30 JUNE 2005 BALANCE SHEET

	Previous	A-IFRS
	AGAAP	Restated
	30 Jun 05	30 Jun 05	Movement
Balance Sheet	A$ m	A$ m (1)	A$ m	Explanation of movements

CURRENT ASSETS
Cash & cash equivalents	1,540	1,548	8
Trade receivables & other receivables	3,609	3,581	(28)	Reduction in receivables due mainly to reclassification of the employee share loans against share capital in accordance with AASB 2
Inventories	232	232	—
Derivatives	—	10	10
Other assets	796	249	(547)	Reclassification of deferred expenditure to intangibles–other in non current assets ($305m), & write off of deferred handset subsidies ($241m)

NON CURRENT ASSETS
Trade receivables & other receivables	240	65	(175)	Reduction in receivables due to reclassification of the employee share loans against share capital
Inventories	15	15	—
Investments	49	51	2
PP&E	23,351	22,939	(412)	Reduction due mainly to ceasing capitalisation of borrowing costs
Intangibles	3,868	6,197	2,329	Net increase due to reclassification from other current & non current assets (software & deferred expenditure) – ( $2,851m), cessation of goodwill amortisation ($145m), partially offset by a reduction in CSL goodwill ($454m) and equity accounting against the Reach IRU ($217m)
Derivatives	—	512	512	Represents the recognition & measurement of derivatives at fair value as at the 1 Jul 05 transition date for AASB 139
Other assets	2,610	278	(2,332)	Reflects the reclassification to Intangibles, partially offset by the recognition of the defined benefit asset ($247M)

(1)	These balances take into account the 1 July 2005 A-IFRS adjustments in respect of AASB 139 (see separate table for 1 July 2005 adjustements).

RESTATEMENT OF 30 JUNE 2005 BALANCE SHEET

	Previous	A-IFRS
	AGAAP	Restated
	30 Jun 05	30 Jun 05	Movement
Balance Sheet	A$ m	A$ m (1)	A$ m	Explanation of movements

CURRENT LIABILITIES
Trade & other payables	2,809	2,805	(4)
Borrowings	1,518	1,510	(8)
Current tax liabilities	534	534	—
Provisions	389	421	32	Recognition of current portion of the liability for the Reach committed capex
Derivatives	—	16	16
Revenue in advance	1,132	1,132	—

NON CURRENT LIABILITIES
Trade & other payables	122	115	(7)
Borrowings	11,816	11,610	(656)	Represents the reclassification to the derivatives line item, partially offset by an increase in borrowings from remeasuring at fair value as at 1 Jul 05
Deferred tax liabilities	1,885	1,858	(27)	Decrease in deferred tax liability due to the tax effect of our A-IFRS adjustments ($128m), partially offset by the impact of a change in accounting for taxes under A-IFRS ($101m)
Provisions	836	894	58	Recognition of non current portion of the liability for the Reach committed capex
Derivatives	—	1,049	1,049	Reclassification of derivatives from borrowings & the impact of measurement at fair value as at 1 Jul 05
Revenue in advance	388	388	—
EQUITY
Share capital	5,793	5,536	(257)	Reclassification of employee share loans & adjustment to reflect Telstra shares held by the Growthshare Trust
Reserves	(157)	(72)	85	Movement represents the deferral of the effective portion of cash flow hedges to be amortised to the income statement as the hedged item affects the income statement
Retained earnings	9,243	8,329	(914)	Refer to reconciliation of retained earnings

RESTATEMENT OF 30 JUNE 2005 BALANCE SHEET
RECONCILIATION OF RETAINED EARNINGS MOVEMENT

	1 Jul 04			30 Jun 05
	Transition	Movement to	Movement to	A-IFRS
	Adjustments	31 Dec 04	30 Jun 05	Ret Earnings
A-IFRS Adjustments	A$ m	A$ m	A$ m	A$ m

Opening retained earnings – previous AGAAP	9,391	—	—	9,391
Opening retained earnings – A-IFRS	—	8,675	9,019	—
Movement in previous AGAAP retained earnings	—	228	(376)	(148)
Share-based payments	51	18	(3)	66
Deferred tax (tax effect of A-IFRS adjustments & impact of change in methodology)	88	10	76	174
Recognition of net defined benefit asset (gross)	537	5	(271)	271
Re-setting of FCTR to nil & impact of restating goodwill	(343)	8	3	(332)
Expensing of capitalised borrowing costs	(462)	(1)	5	(458)
Equity accounting losses against Reach CPP/IRU	(348)	24	(123)	(447)
Expensing of handset subsidies	(239)	(17)	(47)	(303)
Cessation of goodwill amortisation	—	73	74	147
Cessation of capitalised interest on deferred PP&E payment	—	(4)	(23)	(27)
Retained earnings under A-IFRS	8,675	9,019	8,334	8,334

RESTATEMENT OF 31 DECEMBER 2004 INCOME STATEMENT

	Previous	A-IFRS
	AGAAP	Restated
Income Statement for	31 Dec 04	31 Dec 04	Difference
6 month period	A$ m	A$ m	A$ m	Explanation of movements

INCOME
Revenue	11,382	11,286	(96)	Under A-IFRS the net gain on sale of non-current assets is reported in other income, rather than gross proceeds in revenue
Other income	—	74	74	Net gain on sale of non current assets reported in other income under A- IFRS
EXPENSES
Labour	1,812	1,882	70	Represents the pension cost in respect of the defined pension plans ($86M), partially offset by a lower cost associated with share-based payments ($16M)
Goods & services purchased	2,124	2,141	17	Reflects the impact in the period of handset subsidies being expensed under A-IFRS
Other expenses	1,909	1,855	(54)	This difference reflects the change in reporting the net gain on sale of non current assets in other income & the impact of currency movements

EBITDA	5,537	5,483	(54)
Depreciation & amort.	1,850	1,732	(118)	Cessation of goodwill amortisation ($72M) & impact of the transitional write off of accumulated capitalised borrowing costs ($46M)

EBIT	3,687	3,751	64

Net finance costs	371	424	53	Difference due mainly to the decision not to capitalise borrowing costs under A-IFRS
Income tax expense	979	942	(37)	Reduction due to the impact of the various A-IFRS changes ($45M), partially offset by an increase in tax expense from the change in methodology
Profit after tax	2,337	2,385	48

RESTATEMENT OF 30 JUNE 2005 INCOME STATEMENT

	Previous	A-IFRS
	AGAAP	Restated
Income	30 Jun 05	30 Jun 05	Diff	H1 Diff
Statement	A$ m	A$ m	A$ m	A$ m	H2 Diff	Explanation of movements

INCOME
Revenue	22,657	22,181	(476)	(96)	(380)	Net gain on sale of non-current assets is now reported in other income, rather than gross proceeds in revenue – H2 had higher proceeds than H1
Other income	—	261	261	74	187	Net gain on sale of non current assets reported in other income under A- IFRS – higher gains in H2
EXPENSES
Labour	3,693	3,858	165	70	95	Represents the pension cost in respect of the defined pension plans ($175m), partially offset by a lower cost associated with share-based payments ($10m)
Goods & services purchased	4,147	4,211	64	17	47	Reflects the impact of handset subsidies being expensed under A-IFRS – H2 has a proportionately higher expense than H1
Other expenses	4,055	3,809	(246)	(54)	(192)	This difference reflects the change in reporting the net gain on sale of non current assets in other income & the impact of currency movements
Share of (gains) /losses from associates	(9)	92	101	(1)	102	The movement in H2 represents the continuation of equity losses under A- IFRS arising from our commitment to Reach for the committed capex
EBITDA	10,771	10,472	(299)	(54)	(245)
Depreciation & amort.	3,766	3,525	(241)	(118)	(123)	Cessation of goodwill amortisation ($145m) & impact of the transitional write off of accumulated capitalised borrowing costs ($94m) – H2 consistent with H1
EBIT	7,005	6,947	(58)	64	(122)
Net finance costs	736	875	139	53	86	Difference due mainly to the decision not to capitalise borrowing costs under A-IFRS – net finance costs higher in H2
Income tax expense	1,822	1,756	(66)	(37)	(29)	Reduction due to the impact of the various A-IFRS changes, offset by an increase in tax expense from the change in methodology
Profit after tax	4,447	4,316	(131)	48	(179)	H2 NPAT is lower under A-IFRS, whereas H1 reflected an increase

Media Release

9 February 2006	021/2006
Telstra’s earnings decline in line with guidance
Telstra today announced a profit after tax of $2.14 billion for the half year ended 31 December 2005, a decrease of $245 million or 10.3 percent on the prior half year. Earnings before interest and tax (EBIT) declined by 7.0 percent or $262 million to $3.5 billion.
Telstra Chief Executive Officer, Mr Sol Trujillo, said: “The trends of decelerating revenue growth, PSTN erosion and accelerating costs so evident in the second half of fiscal 2005 have continued, producing an earnings decline in line with our negative guidance. We are hard at work rebuilding the company and we are making progress on the strategic plan announced on 15 November 2005, but it will take time to have a significant impact on our figures.”
Total income (excluding finance income) grew by 1.9 percent or $218 million to $11.6 billion due to increases in broadband, mobiles, IP solutions, advertising and directories and pay TV bundling, offset by a decline in revenues from PSTN calling products, specialised data and ISDN products. Total expenses (before finance costs and income tax) increased by 6.3 percent or $480 million to $8.1 billion, due mainly to increased labour costs, goods and services purchased, depreciation and amortisation and other expenses supporting revenue growth both domestically and overseas.
Mr Trujillo said the PSTN decline had accelerated slightly faster than expected, with PSTN products revenue falling by 7.6 percent or $313 million for the half year, compared with a decline of 3.4 percent for fiscal 2005. Further migration to mobiles and the internet saw volume reductions across most call types and reduced yields. Since June 2005, Telstra has lost 180,000 retail lines, of which 80,000 churned to wholesale.
“PSTN revenue is declining at such a rate that the revenue growth engines of broadband, Sensis and wireless are barely compensating yet, given their relatively smaller bases. Further, the continued shift of Telstra’s revenue mix to lower margin products has resulted in margin contraction,” Mr Trujillo said.
“Earnings declined at both the EBIT and EBITDA lines compared with the prior corresponding period. EBIT margin declined 2.8 percentage points to 30.5 percent and EBITDA margin decreased 2.3 percentage points to 46.3 percent.”
Internet and IP services revenue grew $264 million or 42.3 percent to $888 million, driven by broadband revenue growth of $225 million. Total broadband subscribers continued strong growth to 2.3 million. Telstra added 317,000 retail subscribers in the half.
“We have again increased our broadband market share. It now stands at about 43 percent, up from 37 percent in December 2003, a pleasing result in a market we consider a key to the future,” Mr Trujillo said.
Total mobile goods and services revenue, including wholesale mobiles, achieved growth of 4.6 per cent or $109 million to $2.5 billion, with data revenues strong. Mr Trujillo said that Telstra added 345,000 mobile SIOs in the half for a total of 8.6 million, but continued intense competition and migration to capped plans slowed mobiles growth.
Advertising and directories revenue grew by 6.3 percent or $56 million to $944 million, due to the continued growth in metro print and resulting from improved sales force effectiveness and better “go to market” strategies.

Other key financial outcomes included:
•	Domestic core operating capital expenditure increased 4.8 per cent or $82 million to $1.8 billion, driven primarily by growth in mobile, broadband and international capacity assets to meet internet demand;

•	Our cash flow before financing activities (free cash flow) position remains robust despite declining to $1,956 million in the half year from $2,038 million in the prior corresponding period. This position will continue to support our ongoing operating and investing activities combined with our borrowings program within our financial objectives.
Mr Trujillo said the company was now intensely focussed on executing the blueprint for renewal announced on 15 November.
“We are working to reconnect with our customers through market-based management. We are redirecting our people, capital and technology into broadband, wireless and integrated services to differentiate Telstra from competitors. We are reshaping the business for competition in the 21st century by investing to remove complexity and cost,” Mr Trujillo said.
“We are investing for growth which will allow us to address a changing revenue mix. Our focus will be on broadband, the rollout of the 850 Mhz 3G network, deploying IP technology to meet the evolving needs of business customers and driving our information services, search and transactions business.”
He said encouraging progress was being made on many of the transformation initiatives identified:
•	IP core and IP DSLAM rollouts on schedule, with key vendor contracts finalised;

•	National 3G GSM network on track;

•	Cost reduction programs commenced;

•	Operating capex savings of $300 million identified and redirected to transformation;

•	Over 400 projects that failed to meet strategic and value creation criteria identified and stopped;

•	Almost 200 platform exits identified;

•	Unsatisfied ADSL orders reduced by 48 per cent since August; and

•	Brightstar contract for handset acquisition signed and delivering savings.
“We will target investments to where we can create value for our shareholders and limit those that lack shareholder safeguards, such as the fibre-to-the-node access network. Regulatory settings and safeguards are therefore extremely important in determining our path forward,” he said.
Mr Trujillo said he expected the tough trading conditions of the first half to continue and reiterated previous guidance that the full year EBIT decline for fiscal 2006 would be in the range of 15 to 20 per cent without a year end restructuring and redundancy provision, and 21 to 26 percent with such a provision.
“The recent deterioration in operating trends and our investment in transforming the business will see earnings fall in the near term. Consistent with our plan, we are taking some tough medicine now to bring the company to financial health and deliver sustainable growth in shareholder value over time.”
The Telstra Board of Directors declared an interim dividend of 14 cents per share, and a special dividend of 6 cents per share. Both dividends will be fully franked at a tax rate of 30 per cent, and bring total dividend payments to shareholders for the half to 20 cents per share or $2.485 billion.
The record date for the dividends will be 24 February, 2006 with payment to be made on 24 March, 2006. Telstra shares will commence trading excluding entitlement to the dividends on 20 February 2006.
Telstra Media Contact
Andrew Maiden       Tel: 02 9298 5259
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
Telstra Corporation Limited
ABN 33 051 775 556

Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Half-Year Financial Report
for the half-year ended 31 December 2005

Telstra Corporation Limited and controlled entities
Income Statement
for the half-year ended 31 December 2005

		Telstra Group
		Half-year ended
		31 December
		2005	2004
	Note	$m	$m

Income
Revenue (excluding finance income)		11,449	11,286
Other income		129	74

		11,578	11,360

Expenses
Labour		2,053	1,882
Goods and services purchased		2,214	2,141
Other expenses		2,011	1,855

		6,278	5,878
Share of net (gain)/loss from jointly controlled and associated entities		1	(1)

		6,279	5,877

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		5,299	5,483
Depreciation and amortization		1,810	1,732

Earnings before interest and income tax expense (EBIT)		3,489	3,751

Finance income		36	34
Finance costs		479	458

Net finance costs		443	424

Profit before income tax expense		3,046	3,327

Income tax expense		907	942

Net profit		2,139	2,385
Outside equity interests in net loss		1	—

Net profit available to Telstra Entity shareholders		2,140	2,385

Ordinary interim dividends (cents per share)		¢	¢

- interim dividend	8	14.0	14.0
- special dividend to be paid with the interim dividend	8	6.0	6.0

Total interim dividend per share		20.0	20.0

Basic earnings per share (cents per share)		17.3	19.1
Diluted earnings per share (cents per share)		17.3	19.0

The notes following the half-year financial statements form part of the half-year financial report.

Telstra Corporation Limited and controlled entities
Balance Sheet
as at 31 December 2005

	Telstra Group
	as at
	31 Dec	30 June
	2005	2005
	$m	$m

Current assets
Cash and cash equivalents	817	1,548
Trade and other receivables	3,833	3,581
Inventories	317	232
Derivative financial instruments	7	4
Other assets	212	249

	5,186	5,614
Assets classified as held for sale	45	—

Total current assets	5,231	5,614

Non current assets
Trade and other receivables	103	65
Inventories	15	15
Investments accounted for using the equity method	29	51
Property, plant and equipment	22,901	22,939
Intangibles — goodwill	2,101	2,037
Intangibles — other	4,045	4,160
Deferred tax assets	31	31
Derivative financial instruments	407	—
Defined benefit assets	446	247

Total non current assets	30,078	29,545

Total assets	35,309	35,159

Current liabilities
Trade and other payables	2,416	2,805
Borrowings	1,872	1,507
Current tax liabilities	477	534
Provisions	424	421
Derivative financial instruments	13	11
Revenue received in advance	1,009	1,132

Total current liabilities	6,211	6,410

Non current liabilities
Trade and other payables	18	115
Borrowings	11,201	10,941
Deferred tax liabilities	1,885	1,826
Provisions	911	894
Derivative financial instruments	937	864
Revenue received in advance	413	388

Total non current liabilities	15,365	15,028

Total liabilities	21,576	21,438

Net assets	13,733	13,721

Equity
Telstra Entity
Share capital	5,548	5,536
Reserves	(30)	(151)
Retained profits	8,209	8,334

Equity available to Telstra Entity shareholders	13,727	13,719
Minority interests	6	2

Total equity	13,733	13,721

The notes following the half-year financial statements form part of the half-year financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the half-year ended 31 December 2005

		Telstra Group
		Half-year ended
		31 December
		2005	2004
	Note	$m	$m

Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax (GST))		12,417	12,274
Payments of accounts payable and to employees (inclusive of GST))		(7,466)	(6,972)

Net cash generated from operations		4,951	5,302
Income taxes paid		(1,003)	(909)

Net cash provided by operating activities		3,948	4,393

Cash flows from investing activities
Payments for:
- property, plant and equipment		(1,761)	(1,544)
- intangibles		(282)	(287)

Capital expenditure (before investments)		(2,043)	(1,831)

- shares in controlled entities (net of cash acquired)		(7)	(567)
- investment in jointly controlled entities		(12)	(6)
- investment in associated entities (including share buy-back)		16	—
- shares in listed securities and other investments		—	(1)

Investment expenditure		(3)	(574)

Total capital expenditure		(2,046)	(2,405)
Loan to associated entities		—	(6)
Proceeds from:
- sale of property, plant and equipment		20	14
- sale of listed securities and other investments		—	7
Interest received		34	33
Dividends received		—	2

Net cash used in investing activities		(1,992)	(2,355)

Operating cash flows less investing cash flows		1,956	2,038

Cash flows from financing activities
Proceeds from borrowings		3,869	2,331
Proceeds from Telstra bonds		—	497
Repayment of borrowings		(3,623)	(1,348)
Repayment of Telstra bonds		(13)	(262)
Repayment of finance leases principal amount		(4)	(11)
Purchase of shares for employee share plans		(6)	—
Employee share loans (net)		11	8
Finance costs paid		(470)	(436)
Dividends paid		(2,485)	(1,639)
Share buy-back	6	—	(756)

Net cash used in financing activities		(2,721)	(1,616)

Net increase/(decrease) in cash		(765)	422
Foreign currency conversion		4	(5)
Cash at the beginning of the period		1,534	690

Cash at the end of the period	6	773	1,107

The notes following the half-year financial statements form part of the half-year financial report.

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity
for the half-year ended 31 December 2005

	Telstra Group
	Half-year ended
	31 December
	2005	2004
	$m	$m
Share capital
Opening balance	5,536	5,786
- share based payments	12	15
- share buy-back	—	(280)

Closing balance	5,548	5,521

Reserves
Foreign currency translation reserve
Opening balance	(193)	—
- reserves recognised on equity accounting our interest in jointly controlled and associated entities	1	(3)
- adjustment on translation of financial statements of non-Australian controlled entities	81	(210)

Closing balance	(111)	(213)

Cash flow hedging reserve
Opening balance	—	—
- adjustment to opening balance on adoption of new accounting standard	79	—

Adjusted opening balance	79	—
- net hedging gains/(losses) recognised directly in equity	23	—
- net hedging gains/(losses) transferred from equity and included in net profit	(60)	—

Closing balance	42	—

Consolidation fair value reserve
Opening balance	38	44
- fair value adjustment on acquisition of controlling interest in jointly controlled entity	(3)	(3)

Closing balance	35	41

General reserve
Opening balance	4	5
- reserves recognised on equity accounting our interest in jointly controlled and associated entities	—	5
- transfer of reserve on sale of controlled entities	—	(6)

Closing balance	4	4

Total reserves	(30)	(168)

Retained profits
Opening balance	8,334	8,675
- adjustment to opening balance on adoption of new accounting standard	(5)	—

Adjusted opening balance	8,329	8,675
- net profit for the period	2,139	2,385
- actuarial gain on defined benefit plans	223	66
- dividends	(2,485)	(1,639)
- share buy-back	—	(476)
- fair value adjustment on acquisition of controlling interest in jointly controlled entity	3	3
- transfer of reserve on sale of controlled entities	—	5

Closing balance	8,209	9,019

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity (continued)

	Telstra Group
	Half-year ended
	31 December
	2005	2004
	$m	$m
Minority interests
Opening balance	2	2
- share of movement in share capital	5	—
- share of net profit/(loss)	(1)	—

Closing balance	6	2

Total recognised income and expense for the period
Net income recognised directly in equity	268	(143)
Net profit for the period	2,139	2,385

	2,407	2,242

Total income and expense for the period attributable to:
Telstra Entity	2,408	2,242
Minority interests	(1)	—

	2,407	2,242

The notes following the half-year financial statements form part of the half-year financial report.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements
1. Basis of preparation
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.
Our half-year financial report is a general purpose financial report and is to be read in conjunction with our Annual Financial Report as at 30 June 2005. This should also be read together with any public announcements made by us in accordance with the continuous disclosure obligations arising under Australian Stock Exchange listing rules and the Corporations Act 2001, up to the date of the Directors’ Declaration.
1.1 Basis of preparation of the financial report
This half-year financial report has been prepared in accordance with the requirements of the Australian Corporations Act 2001 and Accounting Standards applicable in Australia, including AASB 134: “Interim Financial Reporting”.
Our half-year financial report does not include all notes of the type normally included in the Annual Financial Report. Therefore, it cannot be expected to provide as full an understanding of the income statement, balance sheet and cash flows of the Telstra Group as the full financial report.
This half-year financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted and some financial assets and liabilities (including derivative instruments) which are recorded at fair value. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this half-year financial report, we have been required to make estimates and assumptions that affect:
•	revenues and expenses for the half-year;

•	the reported amounts of assets and liabilities; and

•	the disclosure of contingent assets, contingent liabilities and commitments.
Actual amounts could differ from those estimates.
For the purpose of preparing this half-year financial report, each half-year has been treated as a discrete reporting period.
This is our first financial report prepared in accordance with the Australian equivalents to International Financial Reporting Standards (A-IFRS). AASB 1: “First time adoption of Australian equivalents to International Financial Reporting Standards” (AASB 1) has been applied in preparing our interim financial report. The financial report until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS.
When preparing this financial report we have amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. We have taken the exemption available under AASB 1 to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, from 1 July 2005.
1.2 Further clarification of terminology used in our income statement
Under the requirements of AASB 101: “Presentation of Financial Statements”, we must classify all of our expenses (apart from any finance costs and our share of net (gain)/loss from jointly controlled and associated entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of net finance costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit.
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
1. Basis of preparation (continued)
1.2 Further clarification of terminology used in our income statement (continued)
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific item from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our operating performance for the reporting period, its nature and amount is disclosed separately in note 3.
1.3 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies
2.1 Change in accounting policies
The following accounting policy changes occurred during the half-year ended 31 December 2005.
Our transition to Australian equivalents to International Financial Reporting Standards (A-IFRS) resulted in changes to a number of our accounting policies, including the accounting for mobile handset subsidies. As part of the transition to A-IFRS we have elected to expense handset subsidies as incurred. As a result, we have provided the full details of our accounting policies applied as at 31 December 2005.
The accounting policies set out below have been applied in preparing the financial report for the half-year ended 31 December 2005, the comparative information presented in these financial statements and in the preparation of the opening
A-IFRS balance sheet as at 1 July 2004, except for the accounting policies in respect of financial instruments.
Reconciliations and descriptions of the impact of transition to A-IFRS on the Telstra Group’s income statement, balance sheet and cash flows are provided in note 9.
There were no accounting policy changes during the half-year ended 31 December 2004.
Accounting policies
2.2 Principles of consolidation
Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the half-year and the consolidated results and cash flows for the half-year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial report.
Where we do not control an entity for the entire half-year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include controlled entities’ retained profits/accumulated losses from the time they became a controlled entity until control ceases. Minority interests in the results and equity of controlled entities are shown separately in our consolidated income statement and consolidated balance sheet.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.
An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity so as to obtain benefits from its activities.
Investments in our jointly controlled and associated entities are accounted for as set out in note 2.9.
2.3 Foreign currency translation
(a) Transactions
Foreign currency transactions are converted into the relevant functional currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into the relevant functional currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our net profit or loss for the half-year. Where we enter into a hedge for a specific expenditure commitment or for the construction of an asset, hedging gains and losses are accumulated in equity over the period of the hedge and are transferred to the carrying value of the asset upon completion, or included in the income statement at the same time as the discharge of the expenditure commitment.
(b) Translation of financial reports of foreign operations that have a functional currency that is not Australian dollars.
Our operations include subsidiaries, associates, joint ventures and branch operations, the activities and operations of which are in an economic environment where their functional currency is not Australian dollars. The financial statements of these entities are translated to Australian dollars (our presentation currency) using the following method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	income statements are translated into Australian dollars at average exchange rates for the half-year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.3 Foreign currency translation (continued)
Exchange differences relating to foreign currency monetary items forming part of the net investment in our entities operating in an economic environment where their functional currency is not Australian dollars, together with related tax effects, are eliminated against the foreign currency translation reserve in our consolidated financial statements.
Where we hedge our investment in entities which are in an economic environment where their functional currency is not Australian dollars, the gains or losses on the hedging instrument are recognised in the foreign currency translation reserve until we dispose of the operation, at which time the cumulative gains and losses are transferred to the income statement.
Upon disposal or partial disposal of a foreign operation, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to the income statement and becomes part of the gain or loss on sale.
2.4 Cash and cash equivalents
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received.
Bills of exchange and commercial paper are classified as ‘available-for-sale’ financial assets and are therefore held at fair value. The carrying amount of these assets approximates their fair value due to the short term to maturity.
The statement of cash flows discloses cash net of outstanding bank overdrafts where applicable.
2.5 Trade and other receivables
Trade debtors and other receivables are initially recorded at the fair value of the amounts to be received and are subsequently measured at amortised cost.
A provision for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are eliminated against the provision for doubtful debts. In all other cases, bad debts are written off as an expense directly in the income statement.
2.6 Inventories
Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used where the item was purchased for use in a particular asset or project, and the ‘first in first out’ basis is used for materials purchased for production of directories.
Net realisable value of items expected to be sold is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs incurred in marketing, selling and distribution.
Net realisable value of items expected to be consumed, for example used in the construction of another asset, is the net value expected to be earned through future use.
2.7 Construction contracts
(a) Valuation
We record construction contracts in progress at cost (including any profits recognised) less progress billings and any provision for foreseeable losses.
Cost includes:
•	both variable and fixed costs directly related to specific contracts;

•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

•	costs expected to be incurred under penalty clauses, warranty provisions and other variances.
Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion, refer to note 2.18(d) for further details.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.7 Construction contracts (continued)
Profits are recognised when:
•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings. Where progress billings exceed the balance of construction work in progress, the net amount is shown as a current liability within trade and other payables.
2.8 Assets classified as held for sale
Our non current assets are classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. We only classify an asset as held for sale if it is available for immediate sale in its present condition subject to only usual and customary terms, and its sale is highly probable.
We record assets held for sale assets at the lower of its carrying amount and fair value less costs to sale. An impairment loss is recognised for any initial or subsequent write down of the assets to fair value less costs to sell. We do not depreciate or amortise these assets while they are classified as held for sale.
2.9 Investments
(a) Controlled entities
Our investments in controlled entities are recorded at cost less impairment of the investment value.
Where we hedge the value of our investment in an overseas controlled entity, the hedge is accounted for in accordance with note 2.26.
(b) Jointly controlled and associated entities
(i) Jointly controlled entities
A jointly controlled entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in jointly controlled entities, including partnerships, are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting, we adjust the initial recorded amount of the investment for our share of:
•	net profits or losses after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	dividends or distributions received; and

•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the income statement.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.
Where we have long term assets that in substance form part of our investment in our equity accounted interests and our equity accounted amount of investment falls below zero, we reduce the value of the assets in proportion with our cumulative losses.
(ii) Associated entities
Where we hold an interest in the equity of an entity, generally of between 20% and 50%, and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.9 Investments (continued)
(c) Jointly controlled assets
A jointly controlled asset involves the joint control of one or more assets acquired and dedicated for the purpose of a joint venture. The assets are used to obtain benefits for the venturers. Where the asset is significant we record our share of the asset. We record expenses based on our percentage ownership interest of the jointly controlled asset.
(d) Listed securities and investments in other corporations
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
Our investments in listed securities and in other corporations are classified as ‘available-for-sale’ financial assets and as such are measured at fair value at each reporting date.
Net fair values of our investments are calculated on the following bases:
•	for listed securities traded in an organised financial market, we use the current quoted market bid price at balance date; and

•	for investments in unlisted entities whose securities are not traded in an organised financial market, we establish fair value by using valuation techniques including reference to discounted cash flows and fair values of recent arms length transactions involving the same instruments or other instruments that are substantially the same.
We remeasure the fair value of our investments in listed securities and other corporations at each reporting date. Any gains or losses are recognised in equity until we dispose of the investment, or we determine it to be impaired, at which time we transfer all cumulative gains and losses to the income statement.
2.10 Impairment
(a) Non-financial assets
Our tangible and intangible assets (excluding inventories, assets arising from construction contracts, deferred tax assets, pension assets and financial assets) are measured using the cost basis and are written down to recoverable amount where their carrying value exceeds their recoverable amount.
Assets with an indefinite useful life are not subject to amortisation and are tested on an annual basis for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Value in use represents the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the asset’s continued use and subsequent disposal. We recognise any decrement in the carrying value as an expense in the income statement in the reporting period in which the impairment loss occurs.
The expected net cash flows included in determining recoverable amounts of our assets are discounted to their present values using a market determined, risk adjusted, discount rate.
For assets that do not generate largely independent cash inflows the recoverable amount is determined for the cash generating unit to which that asset belongs. Our cash generating units (CGUs) are determined according to the lowest level of aggregation for which an active market exists and the assets involved create largely independent cash inflows.
(b) Financial assets
At each reporting date we assess whether there is objective evidence to suggest that any of our financial assets are impaired.
For financial assets held at fair value, we consider the financial asset to be impaired when there has been an extended period in which the fair value of the financial asset has been below the acquisition cost and the decline in fair value is not expected to be recovered. At this time, all revaluation losses in relation to the impaired financial asset that have been accumulated within equity are recognised in the income statement.
For financial assets held at cost or amortised cost, we consider the financial asset to be impaired when there is a difference between the carrying value and the present value of estimated discounted future cash flows. Any impairment losses are recognised immediately in the income statement.
Impairment losses recognised in the income statement are not reversed.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.11 Property, plant and equipment
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 2.11(b). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	where we have an obligation for removal of the asset or restoration of the site, an estimate of the cost of restoration or removal if that cost can be reliably estimated.
Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition.
(b) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives and residual values (where applicable) of all assets are reviewed each year. As part of that review asset lives are reassessed. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years.
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. This is the case for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network. We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.
2.12 Leased plant and equipment
We account for leases in accordance with AASB 117: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets via a finance lease, the lower of the fair value of the asset and the present value of future minimum lease payments is disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the income statement in the periods in which they are incurred.
Where we lease properties, costs of improvements to these properties are capitalised as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
2.13 Intangible assets
Intangible assets are assets that have value but do not have physical substance. In order to be recognised, an intangible asset must be either separable or arise from contractual or other legal rights.
(a) Internally generated intangible assets
Research costs are recorded as an expense as incurred. Development costs are capitalised if the project is technically and commercially feasible and we have sufficient resources to complete the development.
Software assets
We record direct costs associated with the development of business software for internal use as software assets if the development costs satisfy the criteria for capitalisation described above.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed; and

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project.
Software assets developed for internal use have a finite life and are amortised on a straight line basis over their useful lives to us. Amortisation commences once the software is ready for use.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.13 Intangible assets (continued)
(b) Goodwill
On the acquisition of investments in controlled entities, jointly controlled entities and associated entities, when we pay an amount greater than the fair value of the net identifiable assets of the entity, this excess is recognised as goodwill in the Telstra Group balance sheet. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. When we acquire a jointly controlled or associated entity, the goodwill amount is included as part of the cost of the investment.
Goodwill is not amortised but is tested for impairment in accordance with note 2.10 on an annual basis, or when an indication of impairment exists.
(c) Other intangible assets
We acquire other intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at their fair value at the date of acquisition and recognised separately from goodwill. Intangible assets that are considered to have a finite life are amortised on a straight line basis over the period of expected benefit.
Intangible assets that are considered to have an indefinite life are not amortised but tested for impairment in accordance with note 2.10 on an annual basis, or where an indication of impairment exists.
Our other intangible assets include mastheads, patents, trademarks, licences, brandnames and customer bases.
(d) Deferred expenditure
Deferred expenditure mainly includes upfront payments for basic access installations and connections fees of in place and new services, and direct incremental costs of establishing a customer contract.
Significant items of expenditure are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Any costs in excess of future revenue are recognised immediately in the income statement.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised.
Handset subsidies are expensed as incurred.
2.14 Trade and other payables
Trade and other payables, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.
2.15 Borrowings
Our borrowings fall into two categories:
(a) Borrowings in a designated hedging relationship
Our offshore borrowings which are designated as hedged items are subject to either fair value or cash flow hedges. The method by which they are hedged determines their accounting treatment.
Borrowings subject to fair value hedges are recognised initially at fair value. The carrying amount of our borrowings in fair value hedges (to hedge against changes in value due to interest rate or currency movements) is adjusted for fair value movements attributable to the hedged risk. Fair value is calculated using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve which is independently derived and representative of Telstra’s cost of borrowing. These borrowings are remeasured each reporting period and the gains or losses are recognised in the income statement along with the associated gains or losses on the hedging instrument.
Borrowings subject to cash flow hedges (to hedge against currency movements) are recognised initially at fair value based on the applicable spot price plus any transaction costs that are directly attributable to the issue of the borrowing. These borrowings are subsequently carried at amortised cost, translated at the applicable spot exchange rate at reporting date. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds is recognised in the income statement over the borrowing period using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.
Currency gains or losses on the borrowings are recognised in the income statement, along with the associated gains or losses on the hedging instrument, which have been transferred from the cash flow hedging reserve to the income statement.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.15 Borrowings (continued)
(b) Borrowings not in a designated hedging relationship
Borrowings not in a designated hedging relationship include commercial paper borrowings, Telstra Bonds, loans from associates, unsecured promissory notes and other borrowings.
All such instruments are initially recognised at fair value plus any transaction costs that are directly attributable to the issue of the instrument and are subsequently measured at amortised cost. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds (including transaction costs) is recognised in the income statement over the borrowing period using the effective interest method.
Borrowings are included as non current liabilities except for those with maturities less than twelve months from the balance sheet date, which are classified as current liabilities.
2.16 Provisions
Provisions are recognised when the group has:
•	a present legal or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;

•	it is probable that a future sacrifice of economic benefits will arise; and

•	a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated based on remuneration rates expected to be current at the date of settlement and include related on costs.
Certain employees who have been employed by Telstra for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits provision.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date, including long service leave, at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years, experience of employee departures and periods of service.
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
(b) Workers’ compensation
We self insure our workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on the risks specific to the liability with similar due dates.
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for costs of restoration or removal in relation to our fixed assets when we have a legal or constructive obligation. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with our fixed assets or site fitouts. Restoration provisions are initially recorded when a reliable estimate of the costs to be incurred can be determined, discounted to present value. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Where restoration costs are incurred due to the acquisition, construction or development of a non current asset, the provision is raised and recorded at that time as part of the cost of the asset where the cost is reliably measurable.
(d) Redundancy and restructuring costs
We recognise a provision for redundancies when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees likely to be affected.
We recognise a provision for restructuring when a detailed formal plan has been approved and we have raised a valid expectation in those affected by the restructuring that the restructuring will go ahead.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.17 Share capital
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back, net of tax, are also deducted from contributed equity. We also record the purchase of Telstra Entity shares by our employee share plan trusts as a reduction in share capital.
Share based remuneration associated with our employee share plans is recognised as additional share capital. Non-recourse loans provided to employees to participate in these employee share plans are recorded as a reduction in share capital.
Refer to note 2.25 for further details regarding our accounting for employee share plans.
2.18 Revenue
The underlying accounting principles of revenue recognition are the same for both A-IFRS and the United States Generally Accepted Accounting Principles (USGAAP). As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both A-IFRS and USGAAP financial statements where there is no conflict between the two.
Sales revenue
Our categories of sales revenue are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Delivery of services
Revenue from the provision of our telecommunications services includes telephone calls and other services and facilities provided, such as internet and data.
We record revenue earned from:
•	telephone calls on completion of the call; and

•	other services generally at completion, or over the period of service provided.
Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Also refer to note 2.13(d).
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.
Generally we record the full gross amount of sales proceeds as revenue, however if we are acting as an agent under a sales arrangement, we record the revenue on a net basis, being the gross amount billed less the amount paid to the supplier. We review the facts and circumstances of each sales arrangement to determine if we are an agent or principal under the sale arrangement.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract.
Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:
•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
(e) Advertising and directory services
Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.
All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
(f) Interest revenue
We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue arrangements with multiple deliverables
Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit is then recognised in accordance with our revenue recognition policies previously described above.
2.19 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in promotion and advertising expenses within our other expenses category.
2.20 Borrowing costs
Borrowing costs are recognised as an expense in our income statement when incurred.
2.21 Taxation
(a) Income taxes
Our income tax expense represents the sum of current tax and deferred tax. Current tax is calculated on accounting profit after allowing for non-taxable and non-deductible items based on the amount expected to be paid to taxation authorities on taxable profit for the period. Deferred tax is calculated at the tax rates that are expected to apply to the period when our asset is realised or the liability is settled. Both our current tax and deferred tax are calculated using tax rates that have been enacted or substantively enacted at reporting date.
We apply the balance sheet liability method for calculating our deferred tax. Deferred tax is the expected tax payable or recoverable on all taxable and deductible temporary differences determined through reference to the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as at the reporting date.
We generally recognise deferred tax liabilities for all taxable temporary differences, except to the extent that the deferred tax liability arises from:
•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither our accounting profit or taxable income at the time of the transaction.
In respect of our investments in subsidiaries, associates and joint ventures, we recognise deferred tax liabilities for all taxable temporary differences, except where we are able to control the timing of our temporary difference reversal and it is probable that the temporary difference will not reverse in the foreseeable future.
We generally recognise deferred tax assets for all deductible temporary differences and for the carry forward of unused tax losses and tax credits. These tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses and tax credits can be utilised. We are unable to recognise deferred tax assets arising from the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither our accounting profit or taxable income at the time of the transaction.
In respect of our investments in subsidiaries, associates and joint ventures, we recognise deferred tax assets for all deductible temporary differences provided it is probable that our temporary differences will reverse in the future and taxable profit will be available against which our temporary differences can be utilised.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.21 Taxation (continued)
The carrying amount of our deferred tax assets is reviewed at each reporting date. We reduce the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised. At each reporting date, we subsequently reassess our unrecognised deferred tax assets to determine whether it has become probable that future taxable profit will allow this deferred tax asset to be recovered.
Our current and deferred tax is recognised as an expense or revenue in the income statement, except when it relates to items directly debited or credited to equity, in which case our current and deferred tax is also recognised directly in equity.
We offset deferred tax assets and deferred tax liabilities in the balance sheet where they relate to income taxes levied by the same taxation authority and to the extent that we intend to settle our current tax assets and liabilities on a net basis. Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to the same taxation authority. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.
(b) Goods and Services Tax (GST) (including other value added taxes)
We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.
Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.
2.22 Earnings per share
(a) Basic earnings per share
Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period.
(b) Diluted earnings per share
Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (adjusted for the effects of the instruments in the Telstra Growthshare Trust and the Telstra Employee Share Ownership Plans).
2.23 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.
For risks not covered by insurance, any losses are charged to the income statement in the year in which the loss is reported.
The Telstra Entity and certain controlled entities are self insured for workers’ compensation.
2.24 Post-employment benefits
(a) Defined contribution plans
Our commitment to defined contribution plans is limited to making the contributions in accordance with our minimum statutory requirements. We do not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to current and past employee services.
Contributions to defined contribution plans are recorded as an expense in the income statement as the contributions become payable. We recognise a liability when we are required to make future payments as a result of employee services provided.
(b) Defined benefit plans
We currently sponsor two post-employment benefit plans. The Telstra Entity and some of our Australian controlled entities participate in the Telstra Superannuation Scheme (Telstra Super). Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in the HK CSL Retirement Scheme. Both these post-employment benefit plans have defined contribution and defined benefit divisions. Given that these plans have elements of both defined contribution and defined benefit, these hybrid plans are treated as defined benefit plans in accordance with AASB 119: “Employee Benefits”.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.24 Post-employment benefits (continued)
We recognise an asset/(liability) for the net pension surplus/(deficit) recorded in each of our post-employment defined benefit plans.
At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. We recognise the asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions or as a cash refund.
At reporting date, where the fair value of the plan assets is less than the present value of the defined benefit obligations, the net deficit would be recognised as a liability.
We use fair value to determine the value of the plan assets at reporting date. Fair value is calculated by reference to the net market values of the plan assets.
Defined benefit obligations are based on the expected future payments required to settle the obligations arising from our current and past employee services. This obligation is influenced by many factors, including final salaries and employee turnover. We employ qualified actuaries to calculate the present value of the defined benefit obligations. These obligations are measured net of tax.
The actuaries use the projected unit credit method to determine the present value of the defined benefit obligations of each plan. This method determines each year of service as giving rise to an additional unit of benefit entitlement. Each unit is measured separately to calculate the final obligation. The present value is determined by discounting the estimated future cash outflows using rates based on government guaranteed securities with similar due dates to these expected cash flows.
For funding purposes, we perform a full actuarial valuation every three years for Telstra Super and the HK CSL Retirement Scheme. In addition, we perform other actuarial valuations with sufficient regularity to ensure we meet our business and reporting requirements.
We recognise all our pension costs in the income statement with the exception of actuarial gains and losses that are recognised directly in retained profits. Components of pension costs include current and past service cost, interest cost and expected return on assets. Current and past service cost represents the increase in the present value of the defined benefit obligation resulting from our employees’ service in the current and prior periods respectively. Interest cost represents the increase in the present value of the defined benefit obligation resulting from the employee benefits being one period closer to settlement. Expected return on assets represents movement in market value interest, dividends and other revenue items that is expected to be derived from plan assets.
Actuarial gains and losses are based on an actuarial valuation of each defined benefit plan at reporting date. Actuarial gains and losses represent the differences between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions. All of the actuarial gains and losses associated with our defined benefit plans are recognised directly in retained profits in the period in which they occur.
We are unable to offset the net surplus/(deficit) position of Telstra Super and the HK CSL Retirement Scheme as we have no legally enforceable right to use a surplus in one defined benefit plan to settle obligations under the other defined benefit plan. In addition, we do not intend to settle these obligations on a net basis.
2.25 Employee share plans
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We consolidate the results, position and cash flows of TESOP 97 and TESOP 99.
The Telstra Growthshare Trust (Growthshare) was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares are subject to a specified period of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for Growthshare. We also include the results, position and cash flows of Growthshare.
We recognise an expense for all share-based remuneration determined with reference to the fair value at grant date of the equity instruments issued. The fair value of our equity instruments is calculated using a valuation technique consistent with the Black Scholes methodology, to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value is charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), we have elected not to apply the requirements of AASB 2 to equity instruments issued prior to 7 November 2002.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.25 Employee share plans (continued)
Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.
2.26 Derivative financial instruments
We use derivative financial instruments such as forward exchange contracts, cross currency swaps and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations.
The use of hedging instruments is governed by the guidelines set by our Board of Directors.
From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
Adjustments on transition date: 1 July 2005
Under AASB 132/139, our accounting policy has changed to recognise our financial instruments in the balance sheet and to record all derivatives at fair value. At the date of transition changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on the hedge type. For further information concerning the adjustments on transition date reference should be made to note 2.30.
From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting remeasurement gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where we hold derivative financial instruments that are not designated as hedges, they are categorised as ‘held for trading’ financial instruments. All of our derivative financial instruments are stated at fair value.
The carrying value of our cross currency and interest rate swaps refers to the fair value of our receivable or payable under the swap contract, recorded as a hedge receivable or hedge payable in our balance sheet. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged, as the transactions are generally with different counterparties and are not generally settled on a net basis.
Where we have a legally recognised right to set off the financial asset and the financial liability, and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our balance sheet. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our balance sheet.
Our derivative instruments that are held to hedge exposures can be classified into three different types, depending on the reason we are holding them — fair value hedges, cash flow hedges and hedges of net investment in foreign operations.
Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness may result in significant volatility in the income statement.
In order for a derivative instrument to qualify for hedge accounting it must be formally designated and documented as a hedge of a particular item or transaction, it must be expected to be highly effective in offsetting changes in cash flows or fair value of the hedged item, and for cash flow hedges of forecast transactions, the forecast transaction must be highly probable.
We document at the inception of a transaction the relationship between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.
(a) Fair value hedges
We use fair value hedges to mitigate the risk of changes in the fair value of our foreign currency borrowings from foreign currency and interest rate fluctuations over the hedging period.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.26 Derivative financial instruments (continued)
Where a fair value hedge qualifies for hedge accounting, gains or losses from remeasuring the fair value of the hedge instrument are recognised in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the risks intended to be hedged. This will increase volatility of reported profits due to the inclusion of some ineffectiveness arising from the application of hedge accounting.
(b) Cash flow hedges
We use cash flow hedges to mitigate the risk of variability of future cash flows attributable to foreign currency fluctuations over the hedging period. Cash flow hedges are used for our foreign currency borrowings, and our ongoing business activities, predominantly where we have highly probable purchase or settlement commitments in foreign currencies.
Where a cash flow hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to the income statement. However, in our hedges of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement. The application of hedge accounting will create some volatility in equity reserve balances.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement.
If a forecast hedged transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were reported in equity are transferred immediately to the income statement.
(c) Hedges of a net investment in a foreign operation
Our investments in foreign operations are exposed to foreign currency risk, which arises when we translate the net assets of our foreign investments from their functional currency to Australian dollars. We hedge our net investments to mitigate exposure to this risk by using forward foreign currency contracts, cross currency swaps and/or commercial paper in the relevant currency of the investment.
Gains and losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are considered to be effective.
The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
For all of our hedging instruments (fair value, cash flow or net investment), any gains or losses on remeasuring to fair value any portion of the instrument not considered to be effective are recognised directly in the income statement in the period in which they occur.
(d) Derivatives that are not in a designated hedging relationship
For any ‘held for trading’ derivative instruments, i.e. those which are not in a designated hedging relationship, any gains or losses on remeasuring the instruments to fair value are recognised directly in the income statement in the period in which they occur.
(e) Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value through profit or loss.
2.27 Fair value estimation
The fair value of our derivatives and some financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
Valuation techniques include where applicable, reference to prices quoted in active markets, discounted cash flow analysis, fair value of recent arm’s length transactions, involving the same instruments or other instruments that are substantially the same, and option pricing models.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.27 Fair value estimation (continued)
We calculate the fair value of our forward exchange contracts by reference to forward exchange market rates for contracts with similar maturity profiles at the time of valuation.
The net fair values of our cross currency and interest rate swaps and other financial assets and financial liabilities that are measured at fair value (apart from our listed investments) are determined using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve, which is independently derived and representative of Telstra’s cost of borrowing. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.
Unless there is evidence to suggest otherwise, the nominal value of financial assets and financial liabilities less any adjustments for impairment with a short term to maturity are considered to approximate net fair value.
2.28 Financial assets
From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
Adjustments on transition date: 1 July 2005
The nature of the main adjustments to ensure this information complies with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. At the date of transition, adjustments to carrying amounts are taken to retained profits or reserves. With the exception of those financial assets which are designated in hedge relationships (refer to note 2.26). At the date of transition to AASB 132 and AASB 139 there were no significant adjustments to carrying amounts. For further information concerning the adjustments on transition date, reference should be made to note 2.30.
From 1 July 2005
We classify our financial assets in the following categories. These are financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. We determine the classification at initial recognition and re-evaluate this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss. Derivatives are categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance date.
(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when we provide money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the balance sheet date, which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that we have the positive intention and ability to hold to maturity.
(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.28 Financial assets (continued)
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method less impairment. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.
In the event that we have ‘financial assets at fair value through the profit or loss’ realised and unrealised gains and losses arising from changes in the fair value are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investments reserve. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments, previously recognised in equity are included in the income statement.
Purchases and sales of financial assets are recognised on settlement date — the date on which we receive or deliver an asset. Financial assets are initially recognised at fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and we have transferred substantially all the risks and rewards of ownership.
2.29 Financial instrument transaction costs
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, transaction costs were excluded from the carrying value of our financial assets and financial liabilities disclosed in the financial report. Under A-IFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts was immaterial.
2.30 Comparative information — financial instruments
We have elected to apply the exemption available under AASB 1 to apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for financial instruments within the scope of AASB 132 and AASB 139 where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For information on the restatement of our comparative financial statements using A-IFRS excluding AASB 132 and AASB 139 reference should be made to note 9.
Under previous AGAAP disclosures, derivative financial instruments were classified within other assets and other liabilities. For comparative purposes these previous AGAAP amounts have been reclassified to derivative financial instruments on the balance sheet on transition to A-IFRS. The effect of changes in the accounting policies for financial instruments including derivatives, as a result of the adoption of AASB 132 and AASB 139 as at 1 July 2005 is shown on the following page.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.30 Comparative information — financial instruments (continued)

	Telstra Group
			Effect of
		30 June 2005	adoption	1 July 2005
	Note	$m	$m	$m

Current assets
Cash and cash equivalents		1,548	—	1,548
Trade and other receivables		3,581	—	3,581
Inventories		232	—	232
Derivative financial instruments	(i )	4	6	10
Other assets		249	—	249

Total current assets		5,614	6	5,620

Non current assets
Trade and other receivables		65	—	65
Inventories		15	—	15
Investments accounted for using the equity method		51	—	51
Property, plant and equipment		22,939	—	22,939
Intangibles — goodwill		2,037	—	2,037
Intangibles — other		4,160	—	4,160
Deferred tax assets		31	—	31
Derivative financial instruments	(i )	—	512	512
Defined benefit assets		247	—	247

Total non current assets		29,545	512	30,057

Total assets		35,159	518	35,677

Current liabilities
Trade and other payables		2,805	—	2,805
Borrowings	(iii)	1,507	3	1,510
Current tax payable		534	—	534
Provisions		421	—	421
Derivative financial instruments	(i )	11	5	16
Revenue received in advance		1,132	—	1,132

Total current liabilities		6,410	8	6,418

Non current liabilities
Trade and other payables		115	—	115
Borrowings	(iii)	10,941	219	11,160
Deferred tax liabilities	(iv)	1,826	32	1,858
Provisions		894	—	894
Derivative financial instruments	(i )	864	185	1,049
Revenue received in advance		388	—	388

Total non current liabilities		15,028	436	15,464

Total liabilities		21,438	444	21,882

Net assets		13,721	74	13,795

Equity Telstra Entity
Share capital		5,536	—	5,536
Reserves	(vi)	(151)	79	(72)
Retained profits	(vii)	8,334	(5)	8,329

Equity available to Telstra Entity shareholders		13,719	74	13,793

Minority interests		2	—	2

Total shareholders’ equity		13,721	74	13,795

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.30 Comparative information — financial instruments (continued)
Adjustments were made at the date of transition (1 July 2005) to restate the opening balance sheet of the Telstra Group to a position consistent with the accounting policies specified in note 2. These are listed below. Also included is where the transitional provisions will have an effect on future periods.
(i) From 1 July 2005, the recognition and measurement of all derivatives (including any embedded derivatives) is at fair value. Changes in fair value are either taken to the income statement or an equity reserve. At 1 July 2005 a $328 million increase in net assets was recognised representing:
•	a gain of $333 million on the remeasurement of our interest rate swaps and cross currency swaps to fair value; and

•	a loss of $5 million on the remeasurement of forward foreign exchange contracts to fair value.
These adjustments are reflected in the previous table as an increase in current assets (derivative financial instruments) of $6 million, an increase in non current assets (derivative financial instruments) of $512 million, offset by an increase in current liabilities (derivative financial instruments) of $5 million and an increase in non current liabilities (derivative financial instruments) of $185 million.
At 1 July 2005, there were no material embedded derivatives which required separate measurement and reporting.
(ii) From 1 July 2005, financial assets and financial liabilities which are not at fair value are measured at amortised cost. The adjustment to carrying amounts for the change in this measurement basis at 1 July 2005 was immaterial.
(iii) From 1 July 2005, the carrying value of the hedged item in fair value hedges is adjusted for fair value movements attributable to the hedged risk. At 1 July 2005 a loss of $222 million was recognised on the remeasurement of our foreign currency borrowings in fair value hedges. This loss represents a capped adjustment — refer (v) below.
This adjustment is reflected in the above table as an increase in current borrowings of $3 million and an increase in non current borrowings of $219 million.
(iv) At 1 July 2005, a $32 million increase in non current deferred tax liabilities was recognised, representing the tax effect of the above adjustments.
(v) At the date of transition, the adjustment to the carrying value of items in fair value hedges is capped such that the adjustment is the lower of:
•	the remeasurement to fair value of the hedged item for the designated hedged risk; and

•	the remeasurement to fair value of the hedging instrument.
At 1 July 2005, this resulted in a ‘capping’ adjustment to our foreign currency borrowings in fair value hedges of $70 million. This adjustment will be amortised to the income statement on an effective yield to maturity basis over the term of the underlying borrowing.
(vi) From 1 July 2005, the effective portion of the movement in fair value of derivatives accounted for as cash flow hedges is deferred in equity until such time as the hedged item affects profit or loss. The ineffective portion is recognised immediately in the income statement. At 1 July 2005 a post tax net increase in reserves of $79 million was recognised representing:
•	an increase of $81 million to the cash flow hedging reserve, comprising the deferred portion of the fair value of our interest rate swaps and cross currency swaps in cash flow hedges relating to our foreign currency borrowings; and

•	a decrease of $2 million to the cash flow hedging reserve, comprising the deferred portion of the fair value of our forward foreign exchange contracts in cash flow hedges of highly probable forecast transactions.
(vii) At 1 July 2005, the reduction to retained earnings of $5 million comprised:
•	a decrease of $222 million on the remeasurement of our foreign currency borrowings in fair value hedges;

•	an increase of $215 million on the remeasurement of our derivatives, excluding the portion deferred in equity relating to our cash flow hedges; and

•	an increase of $2 million for the tax effect.

•	an increase of $2 million for the tax effect.
(viii) From 1 July 2005, movement in the fair value of derivatives accounted for as fair value hedges, together with the gain or loss on the related hedged item attributable to the hedged risk will be recognised in the income statement.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.30 Comparative information — financial instruments (continued)
(ix) From 1 July 2005, the recognition in the income statement of the movement in the fair value of derivatives which were not designated as hedging instruments. At 1 July 2005, the remeasurement to fair value of derivatives not in designated hedge relationships was immaterial.
(x) The effectiveness of hedging relationships was assessed from 1 July 2005. No adjustment was made in relation to hedges under the superseded policies which were not highly effective before 1 July 2005.
(xi) The designation of certain financial instruments as available-for-sale investments (such as investments in listed securities and in other corporations). From 1 July 2005, these items are recorded at fair value, rather than at cost in accordance with the superseded policy, with changes in fair value recognised in equity. At 1 July 2005, the net impact on the balance sheet and income statement was zero as the carrying value under previous AGAAP approximated fair value.
(xii) We did not have any items that did not qualify for hedge accounting, we did not designate an individual item within a net position as a hedged item, nor did we discontinue hedge accounting for any items.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
3. Items requiring specific disclosure
Strategic review
On 15 November 2005, we announced our preliminary results from the strategic review that was initiated on 1 July 2005.
We unveiled a strategy for improving our business by deploying:
•	a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	the delivery of integrated services to our customers.
We also announced several key decisions and commitments regarding our processes, systems and products, which will impact the future performance of our Company. The outcomes of these decisions and commitments are currently in progress, and dependant to some extent on certain regulatory outcomes. The strategic review has not had a material impact on the income statement and balance sheet of the Telstra Group as at 31 December 2005.
We anticipate that the strategic review will have a significant impact on the operations of the Company in future reporting periods. As a result, the outcomes of this review are expected to significantly affect our future financial results and position.
Significant items affecting the income statement
During the half-years ended 31 December 2005 and 31 December 2004, there were no transactions affecting the income statement that require specific disclosure.
Significant items affecting the balance sheet
During the half-year ended 31 December 2005, there were no transactions affecting the balance sheet that requires specific disclosure.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
4. Dividends
Our dividends provided for and paid during the half-year are listed below:

	Half-year ended
	31 December
	2005	2004
	$m	$m
Ordinary dividends
Final dividends for the financial year ended 30 June provided for and paid during the interim period
- Final dividend	1,739	1,639
- Special dividend paid with the final dividend	746	—

	2,485	1,639

Ordinary dividends per share (cents)	¢	¢

Final dividends for the financial year ended 30 June provided for and paid during the interim period
- Final dividend	14.0	13.0
- Special dividend paid with the final dividend	6.0	—

	20.0	13.0

Our dividends provided for and paid during the interim period are fully franked at a tax rate of 30%.
Dividends proposed and not recognised as a liability
As the interim dividend and special dividend for the half-year ended 31 December 2005 was not declared, determined or publicly recommended by the Board as at 31 December 2005, no provision for dividend was raised prior to, or as at, that date in the balance sheet. The declaration of the interim dividend and special dividend is reported as an event after balance date (refer to note 8 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
5. Segment information
Business segments
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
During the half-year ended 31 December 2005, we have adjusted our business segments by:
•	combining Telstra Services (previously known as Infrastructure Services) and Telstra Technology, Innovation and Products into one group named Telstra Operations for segment reporting purposes;

•	electing to voluntarily disclose Sensis as a separate reportable segment, this business unit was previously included in our “Other” segment; and

•	adjusting our Corporate areas included in our “Other” segment to reflect the creation of the Strategic Marketing business unit.
For segment reporting purposes, these revised business segments provide the following types of products and services:
Telstra Operations is responsible for:
•	leading the development and implementation of product, technology and information technology strategies for our company;

•	the overall planning, design, specification of standards, and commissioning of our communication networks;

•	the construction of infrastructure for Telstra’s fixed, mobile, Internet protocol (IP) and data networks;

•	the construction of infrastructure for Telstra’s fixed, mobile, Internet protocol (IP) and data networks;

•	the operation and maintenance, including activation and restoration of these networks as the primary service delivery manager;

•	the supply of products and services over these networks, as well as application platforms and the online environment;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.
Sensis is responsible for:
•	the management of the information, advertising and directories business, including printed publications, voice, including directory assistance, and online products and services.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Public Policy and Communications — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It also has responsibility for regulatory positioning and negotiation;

•	Finance and Administration — encompasses the functions of business and finance services, treasury, risk management and assurance, investor relations and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group;

•	Human Resources — encompasses talent management, organisational development, human resource operations, health, safety and environment, as well as workplace relations and remuneration;

•	Strategic Marketing — is responsible for the co-ordination and delivery of marketing activities across business units and market segments; and

•	Operations Support — responsible for all operational support functions for Telstra including program management, procurement, billing and credit management.
In our segment result tables, the “Other” segment consists of the Corporate areas, and the Telstra BigPond and Telstra Media business segments, which are not reportable segments in their own right.
Since 31 December 2005, there have been adjustments to our business structure. This has involved the establishment of a new business unit named Small to Medium Enterprises and the movement of Operations Support for segment reporting purposes. The Small to Medium Enterprises group has been drawn from the Telstra Consumer and Small Business (formerly known as Telstra Consumer and Marketing) and the Telstra Business and Government business units. Our Operations Support group has moved from being reported within our corporate areas to become part of the Telstra Operations segment. These changes will be reflected in our 30 June 2006 financial report.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
5. Segment information (continued)
Segment results
Our operating results achieved for our business segments do not reflect segment revenues and segment expenses in certain circumstances. For financial reporting purposes, items are reported within the same business segment as for internal management reporting. Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments in accordance with the applicable accounting standard.
The following narrative explains our segment results for those individual items where no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for Telstra Consumer and Small Business, Telstra Business and Government and Telstra Country Wide are allocated totally to the Telstra Consumer and Small Business segment, with the exception of products sold in relation to small to medium enterprises which are allocated to Telstra Business and Government. Ongoing prepaid and postpaid mobile service revenues derived from our mobile usage is recorded in each of these segments depending on the type and location of customer serviced. In addition, the majority of goods and services purchased, associated with our mobile handset and service revenues, are allocated to the Telstra Consumer and Small Business segment.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exists.
In addition, revenue derived from our BigPond Internet products is recorded in the customer facing business units of Telstra Consumer and Small Business, Telstra Business and Government and Telstra Country Wide. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognise certain expenses in relation to the installation and running of the broadband cable network. In accordance with our application of the definition of business segment in relation to customer type, we have not reallocated these items to the Telstra BigPond business segment.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
5. Segment information (continued)
The following tables detail the results of our business segments, based on the reporting structure as at 31 December 2005.
Telstra Group

	Telstra		Telstra
	Consumer	Telstra	Business	Telstra	Telstra					Total
	& Small	Country	& Govern-	Inter-	Opera-	Telstra		Other	Elimina-	of all
	Business	Wide	ment	national	tions	Wholesale	Sensis	(a)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Half-year ended
31 December 2005
Revenue from external customers	2,564	3,080	2,687	695	47	1,265	1,002	109	—	11,449
Other income from external customers	—	89	1	2	9	2	—	26	—	129

Segment revenue from external customers	2,564	3,169	2,688	697	56	1,267	1,002	135	—	11,578
Inter-segment revenue	—	—	29	15	31	146	10	1	(232)	—

Total segment revenue	2,564	3,169	2,717	712	87	1,413	1,012	136	(232)	11,578

Segment result	1,288	2,646	1,681	27	(1,676)	1,276	511	(2,294)	31	3,490
Share of equity accounted net profits/ (losses)	—	—	—	5	—	—	—	(6)	—	(1)

Earnings before interest and income tax expense (EBIT)	1,288	2,646	1,681	32	(1,676)	1,276	511	(2,300)	31	3,489

(a)	The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
5. Segment information (continued)
Telstra Group

	Telstra		Telstra
	Consumer	Telstra	Business	Telstra	Telstra					Total
	& Small	Country	& Govern-	Inter-	Opera-	Telstra		Other	Elimina-	of all
	Business	Wide	ment	national	tions	Wholesale	Sensis	(a)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Half-year ended
31 December 2004
Revenue from external customers	2,695	3,050	2,682	685	56	1,072	952	94	—	11,286
Other income from external customers	1	41	4	5	36	(1)	(1)	18	(29)	74

Income from external customers	2,696	3,091	2,686	690	92	1,071	951	112	(29)	11,360
Less net gain on sale of investment	—	—	—	3	—	—	—	—	—	3

Segment revenue from external customers	2,696	3,091	2,686	687	92	1,071	951	112	(29)	11,357

Inter-segment revenue	—	—	19	18	40	142	11	(6)	(224)	—

Total segment revenue	2,696	3,091	2,705	705	132	1,213	962	106	(253)	11,357

Segment result	1,468	2,605	1,725	59	(1,558)	1,082	505	(2,146)	7	3,747

Share of equity accounted net profits/ (losses)	2	—	(1)	—	—	—	—	—	—	1
Net gain on sale of investment	—	—	—	3	—	—	—	—	—	3

Earnings before interest and income tax expense (EBIT)	1,470	2,605	1,724	62	(1,558)	1,082	505	(2,146)	7	3,751

(a)	The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
6. Notes to the statement of cash flows
Reconciliation of cash balances

	Half-year ended
	31 December
	2005	2004
	$m	$m

Cash and cash equivalents	817	1,107
Bank overdraft	(44)	—

	773	1,107

Acquisitions and disposals
During the half-year ended 31 December 2005 we did not make any significant acquisitions or disposals of investments.
Share buy-back
No share buy-back was undertaken in the half-year ended 31
December 2005.
In the half-year ended 31 December 2004 we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our ongoing capital management program. The cost of the share buy-back comprised the purchase consideration of $750 million and associated transaction costs of $6 million.
Other
On 9 December 2005, we announced our intention to merge our 100% owned subsidiary Telstra CSL Limited with New World Mobile Holdings Limited (NWMHL). We will own 76.4% of the merged entity and receive $42 million (HK$244 million) in cash, NWMHL will hold the remaining 23.6%. The transaction is subject to approval by the shareholders of NWMHL and the Office of the Telecommunications Authority, Hong Kong. If approved, the merger will be finalised by 31 March 2006. The financial effect of the merger was not brought to account as at 31 December 2005.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
7. Contingent liabilities and contingent assets
There have been no significant changes from 30 June 2005 to guarantees, indemnities and support provided by us, or to legal actions we are involved in, apart from:
Reach committed capital expenditure
Due to the adoption of Australian equivalents to International Financial Reporting Standards (A-IFRS), we no longer have a contingent liability for Reach Ltd’s (Reach) committed capital expenditure due to the recognition of additional equity accounted losses in Reach and a liability on our balance sheet. Refer to note 9(h) for further details.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
8. Events after balance date
The directors are not aware of any matter or circumstance that has occurred since 31 December 2005 that, in their opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividends declaration
On 9 February 2006, the directors of Telstra Corporation Limited declared a fully franked interim dividend of 14 cents per ordinary share and a fully franked special dividend of 6 cents per ordinary share. The record date for the interim and special dividends is 24 February 2006 with payment to be made on 24 March 2006. Shares will trade excluding entitlement to the dividends on 20 February 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $2,485 million. The interim and special dividends will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 31 December 2005.
Disposal of our jointly controlled entity, Xantic B.V
During the half-year ended 31 December 2005, we entered into an agreement with Stratos Global Corporation for the sale of our 35% interest in our jointly controlled entity, Xantic B.V (Xantic). Completion of this transaction was subject to certain conditions precedent being satisfied. As a result, we separately disclosed the carrying value of our investment in Xantic as “assets classified as held for sale” in our balance sheet as at 31 December 2005.
We received US$13 million as a result of a capital return by Xantic on 27 January 2006. The transaction is expected to be completed in mid February 2006 with cash consideration of US$67 million to be received. The net gain on sale of this investment will be recognised in our income statement for the year ended 30 June 2006.
Common law claims
On 20 January 2006, representative proceedings were commenced against Telstra in the Federal Court. It is alleged by the applicant, in his capacity as a representative of an alleged class, that Telstra’s senior management formed various views and opinions about the company which ought to have been disclosed to the Australian Stock Exchange before 7 September 2005.
The Corporate Regulator, Australian Securities and Investments Commission, investigated Telstra’s compliance with disclosure obligations over the period which is the subject of the proceeding and announced in December 2005 that no further action would be taken against Telstra.
Telstra rejects any suggestion that its continuous disclosure policies are inadequate and, in the interests of its shareholders, will vigorously defend the proposed claim.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards
Australian entities reporting under the Corporations Act 2001 are required to prepare their financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). This involved preparing our first set of financial reports applying A-IFRS for the half-year ended 31 December 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated.
Comparatives were remeasured and restated for the half-year ended 31 December 2004 and the financial year ended 30 June 2005. Most of the adjustments on transition were required to be made to opening retained profits at the beginning of the first comparative period (i.e. at 1 July 2004).
We set out below the key differences in accounting policy arising from the application of A-IFRS.
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under previous Australian Generally Accepted Accounting Principles (AGAAP) we recognised an expense for all restricted shares, performance rights, deferred shares, other like instruments and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense was equal to the funding provided to the Telstra Growthshare Trust (Growthshare) to purchase Telstra shares on market to underpin these equity instruments, and was recognised in full in the income statement when the funding was provided. Under previous AGAAP, we did not recognise an expense for options issued on the basis that instrument holders are required to pay the option exercise price once the options vest and are exercised. We have not issued options subsequent to fiscal 2002.
Under AASB 2 we recognised an expense for all share based remuneration determined at the grant date with reference to the fair value of the equity instruments issued. The fair value was calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated is charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), we elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002 (the effective date of IFRS 2).
This approach gave rise to a net positive transitional adjustment to retained profits. If we had not made this election, resulting in all equity instruments issued prior to 7 November 2002 being subject to AASB 2, then opening retained profits on transition would decrease, with a corresponding increase in share capital. Furthermore, there would have been an increase in labour expense for the half-year ended 31 December 2004 and 31 December 2005, and for the full year ended 30 June 2005. Equity instruments issued prior to 7 November 2002, for which we have elected not to apply AASB 2, include those granted under Telstra Employee Share Ownership Plan Trust (TESOP 97) and Telstra Employee Share Ownership Plan Trust II (TESOP 99), as well as certain Growthshare issues.
We own 100% of the equity of Telstra Growthshare Pty Ltd and the Telstra ESOP Trustee Pty Ltd, the corporate trustees for Growthshare, TESOP 97 and TESOP 99, which administer our share based payment plans. Under previous AGAAP we did not control or significantly influence these trusts, as beneficial ownership and control remained with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we have included the results, position and cash flows of Growthshare, TESOP 97 and TESOP 99 within our consolidated financial report.
(i) On transition as at 1 July 2004
To record the initial recognition of Growthshare within the Telstra Group, the loan receivable with Growthshare was eliminated ($65 million), share capital reduced to reflect the shares held in the Telstra Entity ($117 million), and the cash held by Growthshare was recognised ($3 million).
Other assets and liabilities held by the trusts were considered insignificant to the Telstra Group.
Shares issued under TESOP 97 and TESOP 99, in conjunction with the non-recourse loans, have been accounted for as options. As a result, the outstanding balance of the Telstra Group loans to employees under TESOP 97 and TESOP 99 amounting to $174 million (comprising $24 million current receivables and $150 million non current receivables), was deducted from share capital on transition to A-IFRS.
A transitional adjustment to increase Telstra Group opening retained profits by $55 million represents the reversal of the expense previously recorded under AGAAP. We also recognised a transitional expense in Telstra Group retained profits under AASB 2 of $4 million relating to the amortisation over the vesting period of issues subsequent to 7 November 2002. This transitional expense increased share capital by $4 million.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)
(ii) As at 31 December 2004
At 31 December 2004, the effect of adopting AASB 2 on the Telstra Group was to increase cash assets by $5 million, decrease current receivables by $24 million, non current receivables by $184 million, and share capital by $272 million. Telstra Group labour expense decreased by $16 million, finance income decreased by $1 million, and dividends decreased by $3 million for the half-year ended 31 December 2004.
(iii) At 30 June 2005
The cumulative effect on the Telstra Group at 30 June 2005 was to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Telstra Group labour expense decreased by $10 million, finance income decreased by $2 million, and dividends decreased by $7 million for the year ended 30 June 2005.
(b) AASB 3: “Business Combinations” (AASB 3)
We previously amortised goodwill over the period of expected benefit, not exceeding 20 years. Under A-IFRS goodwill acquired in a business combination is not amortised, but instead is subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it is recognised immediately in the income statement.
Under the transitional arrangements of AASB 1 we had the option of applying AASB 3 prospectively from the transition date to A-IFRS. We chose this option rather than to restate all previous business combinations. The impact of AASB 3 and associated transitional arrangements is as follows:
•	all prior business combination accounting was frozen as at 1 July 2004; and

•	the value of goodwill was frozen as at transition date, with any amortisation that was reported under previous AGAAP subsequent to transition date reversed for A-IFRS restatements.
If this election had not been made, there would not have been a significant impact on the balance sheet or income statement because our accounting treatment of significant business combinations under previous AGAAP was consistent with A-IFRS and USGAAP, whereby we recognised all identifiable assets and liabilities upon acquisition, including intangible assets.
(i) On transition as at 1 July 2004
There were no adjustments on transition as a result of AASB 3.
(ii) As at 31 December 2004
The effect on the Telstra Group at 31 December 2004 of the cessation of amortisation of goodwill was to increase intangibles — goodwill and decrease amortisation expense by $72 million. Also investments accounted for using the equity method increased by $1 million, with a corresponding increase in share of net gains from jointly controlled and associated entities.
An adjustment of $4 million was made to the acquisition of Damovo (Australia) Pty Ltd to recognise an additional identifiable intangible asset, with a corresponding decrease to goodwill.
(iii) At 30 June 2005
The effect on the Telstra Group at 30 June 2005 of the cessation of amortisation of goodwill was to increase intangibles — goodwill and decrease amortisation expense by $145 million. Also investments accounted for using the equity method increased by $2 million, with a corresponding decrease in share of net loss from jointly controlled and associated entities.
At 30 June 2005, intangibles — other increased by $4 million with a corresponding decrease in intangibles — goodwill associated with the acquisition of Damovo (Australia) Pty Ltd.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, was adopted, replacing the “income statement approach” required by previous AGAAP. Under the new method we generally recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax base.
The adoption of the “balance sheet approach” has resulted in a number of additional deferred tax balances being recognised, as well as adjustments to existing deferred tax balances. Furthermore, additional deferred tax liabilities have been recognised, associated with fair value adjustments on entities acquired by us. Where the acquisition has occurred after 1 July 2004 a corresponding adjustment has been made to goodwill in accordance with AASB 3.
(i) On transition as at 1 July 2004
Telstra Group deferred tax liabilities decreased by $66 million as a result of the transition to other A-IFRS standards. This comprised an increase of $135 million associated with the defined benefit asset (as detailed in note 9(e)), a decrease of $129 million for the tax effect of the transitional adjustment relating to borrowing costs (as detailed in note 9(g)) and a decrease of $72 million from expensing handset subsidies upfront (as detailed in note 9(j)). Opening retained profits increased by $66 million as a result of these entries.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
In addition, transitional adjustments to the Telstra Group deferred tax balances arose from the change in accounting for income taxes to a balance sheet approach. This adjustment consisted of:
•	a net increase in deferred tax assets of $28 million, representing the recognition of additional temporary differences, partially offset by the tax effect of fair value adjustments on entities acquired by us; and

•	a net increase in deferred tax liabilities of $38 million, comprising $77 million for tax base differences on buildings and $66 million for the tax effect of fair value adjustments on entities acquired by us, partially offset by adjustments to plant and equipment and other temporary differences of $105 million.
Opening retained profits increased by $22 million, and the asset revaluation reserve reduced by $32 million to a balance of nil as a result of these entries.
(ii) As at 31 December 2004
Telstra Group deferred tax liabilities decreased by $84 million associated with other A-IFRS standards as at 31 December 2004. This comprised a decrease of $130 million for borrowing costs no longer capitalised (note 9(g)), a decrease of $12 million for the change in the discount rate of the deferred payment of equipment (note 9(d)), and a decrease of $77 million for expensing handset subsidies (note 9(j)). This was offset by an increase of $135 million for the defined benefit asset (note 9(e)). Retained profits decreased by $27 million associated with the tax effect of the defined benefit actuarial gain. Telstra Group tax expense for the half-year ended 31 December 2004 decreased by $45 million.
In addition, adjustments to the Telstra Group deferred tax balances arose from the change in accounting for income taxes to a balance sheet approach. This consisted of:
•	a net increase in deferred tax assets of $30 million, representing the recognition of additional temporary differences, partially offset by the tax effect of fair value adjustments on entities acquired by us; and

•	a net increase in deferred tax liabilities of $99 million, comprising $73 million for tax base differences on buildings and $111 million for the tax effect of fair value adjustments on entities acquired by us, partially offset by adjustments to plant and equipment and other temporary differences of $85 million.
As a result of these adjustments associated with the change to the balance sheet approach, Telstra Group goodwill increased by $60 million and the FCTR increased by $9 million as at 31 December 2004. Income tax expense for the half-year ended 31 December 2004 increased by $8 million.
(iii) At 30 June 2005
Telstra Group deferred tax liabilities decreased by $160 million associated with other A-IFRS standards as at 30 June 2005. This comprised a decrease of $129 million for borrowing costs no longer capitalised (note 9(g)), a decrease of $8 million for the change in the discount rate of our deferred payment of equipment (note 9(d)) and a decrease of $91 million for expensing handset subsidies (note 9(j)). This was offset by an increase of $68 million for the defined benefit asset (note 9(e)). Retained profits increased by $20 million associated with the tax effect of the defined benefit actuarial loss. Telstra Group tax expense for the year ended 30 June 2005 decreased by $74 million.
In addition, adjustments to the Telstra Group deferred tax balances arose from the change in accounting for income taxes to a balance sheet approach. This consisted of:
•	a net increase in deferred tax assets of $29 million, representing the recognition of additional temporary differences, partially offset by the tax effect of fair value adjustments on entities acquired by us; and

•	a net increase in deferred tax liabilities of $101 million, comprising $74 million for tax base differences on buildings and $104 million for the tax effect of fair value adjustments on entities acquired by us, partially offset by adjustments to plant and equipment and other temporary differences of $77 million.
As a result of these adjustments associated with the change to the balance sheet approach, Telstra Group goodwill increased by $63 million and the FCTR increased by $9 million as at 30 June 2005. Income tax expense for the year ended 30 June 2005 increased by $8 million.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under the transitional exemptions of AASB 1 we had the option to use an asset’s fair value, or previously revalued amount, as its deemed cost from the date of transition. Telstra elected to apply the cost model under AASB 116, and therefore the carrying value of Telstra’s property, plant and equipment (some of which had been previously revalued) and intangible assets on the date of transition was deemed to be cost under A-IFRS. If this election had not been made, we would have had to restate these assets to their original historical cost.
Under previous AGAAP, we recognised the gross proceeds on sale of non current assets as revenue and the cost in other expenses. A-IFRS requires the net gain on sale of non current assets to be classified as other income, not separately treated as revenue and other expenses.
(i) On transition as at 1 July 2004
There were no adjustments on transition as a result of AASB 116.
(ii) As at 31 December 2004
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under previous AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under previous AGAAP, the release of interest associated with the unwinding of the present value discount was capitalised as part of property, plant and equipment until the assets were installed ready for use. Under A-IFRS the release of interest associated with the unwinding was expensed as incurred.
For the Telstra Group, the change in the discount rate and the cessation of interest capitalisation resulted in a decrease in our property, plant and equipment of $28 million, and a decrease in current and non current payables of $24 million (comprising $14 million current and $10 million non current) as at 31 December 2005. Finance costs of the Telstra Group for the half-year ended 31 December 2004 increased by $4 million.
We have reclassified revenue of $96 million and other expenses of $22 million to other income for the net gain on sale of non current assets for the half-year ended 31 December 2004.
(iii) At 30 June 2005
At 30 June 2005, this change in the discount rate and the cessation of interest capitalisation resulted in a decrease in our property, plant and equipment of $37 million, and a decrease in current and non current payables of $10 million (comprising $3 million current and $7 million non current) for the Telstra Group. Finance costs for the year ended 30 June 2005 increased by $27 million.
We have reclassified revenue of $476 million and other expenses of $215 million to other income for the net gain on sale of non current assets for the year ended 30 June 2005.
(e) AASB 119: “Employee Benefits” (AASB 119)
Under previous AGAAP, we did not recognise an asset or liability on our balance sheet for the net position of the defined benefit plans we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, we recognised the net position of each plan as a transitional adjustment to the balance sheet, with a corresponding entry to retained profits. The transitional adjustment was based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119.
A revised AASB 119 was issued in December 2004 and applies to annual reporting periods beginning on or after 1 January 2006. We have elected under s.334(5) of the Corporations Act 2001 to early adopt this revised accounting standard for the financial year commencing 1 July 2005.
This revised standard is similar to the current accounting standard, with the exception of the treatment of actuarial gains and losses. This revised standard enables us to either:
•	recognise actuarial gains and losses directly in the income statement;

•	recognise actuarial gains and losses in the income statement using the “corridor approach”; or

•	recognise actuarial gains and losses directly in retained profits.
Under this revised standard, we have elected to recognise actuarial gains and losses directly in retained profits. The actuarial gains and losses are based on an actuarial valuation of each plan at reporting date. Other components of pension costs are recognised in the income statement as a labour expense. Where appropriate, this additional labour cost is capitalised as part of our constructed plant and equipment.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
(e) AASB 119: “Employee Benefits” (AASB 119) (continued)
(i) On transition as at 1 July 2004
The Telstra Group adjustment on transition resulted in a $537 million defined benefit asset, and a corresponding increase to opening retained profits.
(ii) As at 31 December 2004
At 31 December 2004, the effect on the Telstra Group balance sheet was to record a defined benefit asset of $529 million, increase property, plant and equipment by $13 million, and increase retained profits for actuarial gains by $91 million. Labour expense increased by $86 million for the half-year ended 31 December 2004 for the Telstra Group.
(iii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to record a defined benefit asset of $247 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $90 million. Telstra Group labour expense increased by $175 million, depreciation expense increased by $1 million for the year ended 30 June 2005.
(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. Previously, we fixed goodwill and certain fair value adjustments in Australian dollars based on the exchange rate at the acquisition date.
Under the transitional rules of AASB 1 we have taken advantage of an exemption that permits application of AASB 121 retrospectively to goodwill and fair value adjustments arising in all business combinations that occurred before the date of transition to A-IFRS. This exemption allows us to reset the goodwill and fair value adjustments to the functional currency of the foreign operations at the original date of acquisition. The financial impact of restating goodwill and fair value adjustments not denominated in functional currencies of that entity are primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Under AASB 1 we have also applied an exemption that permitted the resetting of the FCTR to nil as at the date of transition to A-IFRS.
(i) On transition as at 1 July 2004
The Telstra Group transitional adjustments to reset the goodwill and fair value adjustments of foreign controlled entities resulted in a decrease to the FCTR of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The A-IFRS FCTR following these and other A-IFRS adjustments was $343 million. This FCTR balance was reset to nil with a corresponding decrease to opening retained profits for this amount.
(ii) As at 31 December 2004
The effect on the Telstra Group balance sheet at 31 December 2004 was to decrease intangibles — goodwill by $478 million, increase intangibles — other by $14 million, increase property, plant and equipment by $4 million and decrease FCTR by $125 million. The impact on the income statement was a decrease in other expenses of $8 million representing a change in the functional currency of a foreign controlled entity.
(iii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to decrease intangibles — goodwill by $454 million, increase intangibles — other by $9 million, increase property, plant and equipment by $2 million and decrease FCTR by $111 million. The impact on the income statement for the year ended 30 June 2005 was a decrease in other expenses of $11 million representing a change in the functional currency of a foreign controlled entity.
(g) AASB 123: “Borrowing Costs”
In accordance with previous AGAAP, we previously capitalised borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that met the criteria of qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
(i) On transition as at 1 July 2004
We transferred the unamortised capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This gave rise to a reduction in Telstra Group property, plant and equipment of $399 million, a reduction in software assets of $63 million and a decrease to opening retained profits of $462 million.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
(g) AASB 123: “Borrowing Costs” (continued)
(ii) As at 31 December 2004
At 31 December 2004, the cumulative effect on the Telstra Group balance sheet was to decrease property, plant and equipment by $402 million and reduce software assets by $61 million. Depreciation expense decreased by $46 million and finance costs increased by $48 million for the half-year ended 31 December 2004 for the Telstra Group.
(iii) At 30 June 2005
The effect on the Telstra Group balance sheet at 30 June 2005 was to decrease property, plant and equipment by $401 million and reduce software assets by $57 million. Telstra Group depreciation expense decreased by $94 million and finance costs increased by $90 million for the year ended 30 June 2005.
(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or joint venture entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or joint venture entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or joint venture entities to be treated as an extension of our equity investment. This treatment gave rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and joint venture entities that are incurring losses and have balances as described above.
(i) On transition as at 1 July 2004
On transition to AASB 128/131, there was a decrease to Telstra Group non current receivables of $208 million representing the capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset was deemed to be an extension of our investment in Reach under A-IFRS and was absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group was to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach was reset to nil as detailed in the adjustment outlined in note 9(f).
(ii) As at 31 December 2004
The cumulative effect on the Telstra Group balance sheet at 31 December 2004 was to decrease non current receivables by $184 million. Foreign exchange losses decreased by $24 million for the half-year ended 31 December 2004 for the Telstra Group.
(iii) At 30 June 2005
On 16 April 2005 we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU was recorded as a deferred expense under previous AGAAP and was being amortised over the term of the IRU being 15 years. As part of this arrangement, we agreed to fund Reach’s committed capital expenditure together with our co-shareholder PCCW Limited for the period until 2022, up to a value of US$106 million each, if required. Our share was disclosed as a contingent liability under previous AGAAP.
Under A-IFRS, the IRU was deemed to be an extension of our investment in Reach, similar to the capacity prepayment. Furthermore, our commitment to Reach for the committed capital expenditure required us to recognise additional equity accounted losses in Reach of $103 million for the year ended 30 June 2005. This has given rise to a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005 for the net present value of our share of the committed capital expenditure. Other assets — current decreased by $1 million, intangibles — other decreased by $217 million and trade and other payables decreased by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million associated with the unwinding of the present value discount, amortisation expense decreased by $3 million, finance income decreased by $18 million and exchange losses decreased by $20 million.
(i) AASB 136: “Impairment of Assets” (AASB 136)
Our accounting policy under previous AGAAP was to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We wrote down the value of the non current asset where the carrying amount exceeds recoverable amount. We assessed recoverable amount for a group of non current assets where those assets were considered to work together as one.
On adoption of AASB 136, impairment of assets is assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
(i) AASB 136: “Impairment of Assets” (AASB 136) (continued)
Under previous AGAAP, we assessed recoverable amount on this same ubiquitous network basis, and as a result, there were no initial adjustments to the value of our assets under A-IFRS.
Each of our controlled entities, joint venture entities and associated entities has also been assessed, and generally each significant entity has at least one separate cash generating unit in their own right. Under AGAAP, we assessed recoverable amount on a similar basis, and there is no initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses were recognised on transition to A-IFRS.
(j) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under previous AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, and deferred expenditure were reclassified from other current and non current assets to intangible assets on transition to AASB 138.
Under previous AGAAP, we capitalised the subsidised component of mobile handsets that were sold as part of a service contract as a subscriber acquisition cost. This capitalised balance was then amortised over the contract term.
UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry” (UIG 1042) was released by the AASB in December 2004 and prescribes the appropriate accounting treatment of subscriber acquisition costs based on the requirements of AASB 138. Specifically, UIG 1042 requires the cost of telephones provided to subscribers to be excluded from subscriber acquisition costs. As a result, under A-IFRS we have elected to expense mobile handset subsidies as incurred.
(i) On transition as at 1 July 2004
On transition, other current and non current assets decreased by $205 million and $34 million respectively for the write-off of deferred mobile handset subsidies, with a corresponding decrease in opening retained profits.
Software assets developed for internal use and deferred expenditure were reclassified from other current and non current assets to intangible assets on transition to AASB 138. This reclassification adjustment for the Telstra Group amounts to $2,578 million as at transition date. This comprises $286 million from other current assets and $2,292 million from other non current assets.
(ii) As at 31 December 2004
The write-off of deferred mobile handset subsidies decreased other current and non current assets by $208 million and $48 million respectively as at 31 December 2004. Goods and services purchased for the half-year ended 31 December 2004 increased by $17 million.
The cumulative effect on the Telstra Group balance sheet at 31 December 2004 of the reclassification of software and deferred expenditure was to increase intangibles — other by $2,615 million. This comprised $305 million from other current assets and $2,310 million from other non current assets.
(iii) At 30 June 2005
The write-off of deferred mobile handset subsidies decreased other current and non current assets by $241 million and $62 million respectively. Goods and services purchased for the year ended 30 June 2005 increased by $64 million.
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 of the reclassification of software and deferred expenditure was to increase intangibles — other by $2,851 million. This comprised $305 million from other current assets and $2,546 million from other non current assets.
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)
We were required to comply with AASB 132/139 from 1 July 2005. An exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. We have elected to apply the exemption and accordingly, there was no impact on the 30 June 2005 financial report. If we had not applied this exemption, then at 1 July 2004 there would have been an increase in reserves and a decrease in opening retained profits. The impact on the income statement for the year ended 30 June 2005 would not have been significant. Refer to note 2.30 for further information regarding our accounting under these standards.
Nature of A-IFRS adjustments
In the following tables, presentation adjustments reflect the reclassification of previously recognised amounts into their A-IFRS categories.
Accounting adjustments reflect the remeasurement of previously recognised amounts, or the recognition of additional amounts required under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of profit under previous AGAAP to A-IFRS for the half-year ended 31 December 2004.

				Telstra Group
				Half-year ended
				31 December 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	9	(d)	11,382	(96)	—	11,286
Other income	9	(d)	—	74	—	74

			11,382	(22)	—	11,360

Expenses
Labour	9(a),	(e)	1,812	—	70	1,882
Goods and services purchased	9	(j)	2,124	—	17	2,141
Other expenses	9(d),(f),	(h)	1,909	(22)	(32)	1,855

			5,845	(22)	55	5,878

Share of net gain from jointly controlled and associated entities	9	(b)	—	—	(1)	(1)

			5,845	(22)	54	5,877

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			5,537	—	(54)	5,483
Depreciation and amortisation	9(b),	(g)	1,850	—	(118)	1,732

Earnings before interest and income tax expense (EBIT)			3,687	—	64	3,751

Finance income	9	(a)	35	—	(1)	34
Finance costs	9(d),	(g)	406	—	52	458

Net finance costs			371	—	53	424

Profit before income tax expense			3,316	—	11	3,327

Income tax expense	9	(c)	979	—	(37)	942

Net profit available to Telstra Entity shareholders			2,337	—	48	2,385

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005.

			Telstra Group
			Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	9	(d)	22,657	(476)	—	22,181
Other income	9	(d)	—	261	—	261

			22,657	(215)	—	22,442

Expenses
Labour	9(a),	(e)	3,693	—	165	3,858
Goods and services purchased	9	(j)	4,147	—	64	4,211
Other expenses	9(d),(f),	(h)	4,055	(215)	(31)	3,809

			11,895	(215)	198	11,878

Share of net (gain)/loss from jointly controlled and associated entities	9(b),	(h)	(9)	—	101	92

			11,886	(215)	299	11,970

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,771	—	(299)	10,472
Depreciation and amortisation	9(b),(e),(g),	(h)	3,766	—	(241)	3,525

Earnings before interest and income tax expense (EBIT)			7,005	—	(58)	6,947

Finance income	9(a),	(h)	103	—	(20)	83
Finance costs	9(d),(g),	(h)	839	—	119	958

Net finance costs			736	—	139	875

Profit before income tax expense			6,269	—	(197)	6,072

Income tax expense	9	(c)	1,822	—	(66)	1,756

Net profit available to Telstra Entity shareholders			4,447	—	(131)	4,316

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of our balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004.

			Telstra Group
			1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	9	(a)	687	—	3	690
Trade and other receivables	2.30,9	(a)	3,608	(192)	—	3,416
Inventories			229	—	—	229
Derivative financial instruments	2.30		—	169	—	169
Other assets	9	(j)	803	(286)	(205)	312

Total current assets			5,327	(309)	(202)	4,816

Non current assets
Trade and other receivables	2.30,9(a),	(h)	740	(387)	(273)	80
Inventories			10	—	—	10
Investments accounted for using the equity method			40	—	—	40
Available for sale investments			80	—	—	80
Property, plant and equipment	9(f),	(g)	22,863	—	(396)	22,467
Intangibles — goodwill	9	(f)	2,104	—	(314)	1,790
Intangibles — other	2.30,9(f),(g),	(j)	1,501	2,557	(49)	4,009
Deferred tax assets	9	(c)	2	—	28	30
Derivative financial instruments	2.30		—	238	—	238
Other assets	9(e),	(j)	2,326	(2,292)	503	537

Total non current assets			29,666	116	(501)	29,281

Total assets			34,993	(193)	(703)	34,097

Current liabilities
Trade and other payables			2,338	—	—	2,338
Borrowings			3,246	—	—	3,246
Current tax liabilities			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	—	7,576

Non current liabilities
Trade and other payables			49	—	—	49
Borrowings	2.30		9,014	(429)	—	8,585
Deferred tax liabilities	9	(c)	1,807	—	(28)	1,779
Provisions			778	—	—	778
Derivative financial instruments	2.30		—	410	—	410
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	(19)	(28)	12,009

Total liabilities			19,632	(19)	(28)	19,585

Net assets			15,361	(174)	(675)	14,512

Equity
Telstra Entity
Share capital	9	(a)	6,073	(174)	(113)	5,786
Reserves	9(c),(f),	(h)	(105)	—	154	49
Retained profits			9,391	—	(716)	8,675

Equity available to Telstra Entity shareholders			15,359	(174)	(675)	14,510
Minority interests			2	—	—	2

Total equity			15,361	(174)	(675)	14,512
			45

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of our balance sheet under previous AGAAP to A-IFRS as at 31 December 2004.

			Telstra Group
			31 December 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	9	(a)	1,102	—	5	1,107
Trade and other receivables	2.30,9	(a)	3,942	(181)	—	3,761
Inventories			214	—	—	214
Derivative financial instruments	2.30		—	157	—	157
Other assets	9	(j)	812	(305)	(208)	299

Total current assets			6,070	(329)	(203)	5,538

Non current assets
Trade and other receivables	2.30,9(a),	(h)	614	(323)	(226)	65
Inventories			9	—	—	9
Investments accounted for using the equity method	9	(b)	48	—	1	49
Available for sale investments			78	—	—	78
Property, plant and equipment	9(d),(e),(f),	(g)	23,324	—	(413)	22,911
Intangibles — goodwill	9(b),(c),	(f)	2,354		(350)	2,004
Intangibles — other	2.30,9(b),(f),(g),	(j)	1,630	2,600	(43)	4,187
Deferred tax assets	9	(c)	2	—	30	32
Derivative financial instruments	2.30		—	181	—	181
Other assets	9(e),	(j)	2,359	(2,310)	481	530

Total non current assets			30,418	148	(520)	30,046

Total assets			36,488	(181)	(723)	35,584

Current liabilities
Trade and other payables	9	(d)	2,665	—	(14)	2,651
Borrowings	2.30		3,360	(17)	—	3,343
Current tax liabilities			500	—	—	500
Provisions			385	—	—	385
Derivative financial instruments	2.30		—	17	—	17
Revenue received in advance			958	—	—	958

Total current liabilities			7,868	—	(14)	7,854

Non current liabilities
Trade and other payables	9	(d)	142	—	(10)	132
Borrowings	2.30		10,116	(582)	—	9,534
Deferred tax liabilities	9	(c)	1,885	—	15	1,900
Provisions			830	—	—	830
Derivative financial instruments	2.30		—	567	—	567
Revenue received in advance			393	—	—	393

Total non current liabilities			13,366	(15)	5	13,356

Total liabilities			21,234	(15)	(9)	21,210

Net assets			15,254	(166)	(714)	14,374

Equity
Telstra Entity
Share capital	9	(a)	5,793	(166)	(106)	5,521
Reserves	9(c),(f),	(h)	(160)	—	(8)	(168)
Retained profits			9,619	—	(600)	9,019

Equity available to Telstra Entity shareholders			15,252	(166)	(714)	14,372
Minority interests			2	—	—	2

Total equity			15,254	(166)	(714)	14,374

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of our balance sheet under previous AGAAP to A-IFRS as at 30 June 2005.

			Telstra Group
			30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	9	(a)	1,540	—	8	1,548
Trade and other receivables	2.30,9	(a)	3,609	(28)	—	3,581
Inventories			232	—	—	232
Derivative financial instruments	2.30		—	4	—	4
Other assets	9(h),	(j)	796	(305)	(242)	249

Total current assets			6,177	(329)	(234)	5,614

Non current assets
Trade and other receivables	9	(a)	240	(131)	(44)	65
Inventories			15	—	—	15
Investments accounted for using the equity method	9	(b)	49	—	2	51
Property, plant and equipment	9(d),(e),(f),	(g)	23,351	—	(412)	22,939
Intangibles — goodwill	9(b),(c),	(f)	2,287	—	(250)	2,037
Intangibles — other	2.30,9(b),(f),(g),(h),	(j)	1,581	2,840	(261)	4,160
Deferred tax assets	9	(c)	2	—	29	31
Other assets	9(e),	(j)	2,608	(2,546)	185	247

Total non current assets			30,133	163	(751)	29,545

Total assets			36,310	(166)	(985)	35,159

Current liabilities
Trade and other payables	9(d),	(h)	2,809	—	(4)	2,805
Borrowings	2.30		1,518	(11)	—	1,507
Current tax liabilities			534	—	—	534
Provisions	9	(h)	389	—	32	421
Derivative financial instruments	2.30		—	11	—	11
Revenue received in advance			1,132	—	—	1,132

Total current liabilities			6,382	—	28	6,410

Non current liabilities
Trade and other payables	9	(d)	122	—	(7)	115
Borrowings	2.30		11,816	(875)	—	10,941
Deferred tax liabilities	9	(c)	1,885	—	(59)	1,826
Provisions	9	(h)	836	—	58	894
Derivative financial instruments	2.30		—	864	—	864
Revenue received in advance			388	—	—	388

Total non current liabilities			15,047	(11)	(8)	15,028

Total liabilities			21,429	(11)	20	21,438

Net assets			14,881	(155)	(1,005)	13,721

Equity
Telstra Entity
Share capital	9	(a)	5,793	(155)	(102)	5,536
Reserves	9(c),(f),	(h)	(157)	—	6	(151)
Retained profits			9,243	—	(909)	8,334

Equity available to Telstra Entity shareholders			14,879	(155)	(1,005)	13,719
Minority interests			2	—	—	2

Total equity			14,881	(155)	(1,005)	13,721

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of equity under previous AGAAP to A-IFRS.

			Telstra Group
				Reserves
					Foreign		Consoli-
			Share	Asset	currency		dation	Retained	Minority
			capital	revaluation	translation	General	fair value	profits	interests	Total
			$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share based payments	9	(a)	(287)	—	—	—	—	51	—	(236)
Deferred tax	9	(c)	—	(32)	—	—	—	88	—	56
Net defined benefit asset	9	(e)	—	—	—	—	—	537	—	537
Foreign currency	9	(f)	—	—	46	—	—	(343)	—	(297)
Expensing of borrowing costs previously capitalised	9	(g)	—	—	—	—	—	(462)	—	(462)
Equity accounting for Reach Ltd	9	(h)	—	—	140	—	—	(348)	—	(208)
Expensing handset subsidies previously deferred	9	(j)	—	—	—	—	—	(239)	—	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	—	5	44	8,675	2	14,512

Balance at 31 December 2004 under AGAAP			5,793	32	(237)	4	41	9,619	2	15,254
Share based payments	9	(a)	(272)	—	—	—	—	69	—	(203)
Cease amortisation of goodwill	9	(b)	—	—	—	—	—	73	—	73
Deferred tax	9	(c)	—	(32)	9	—	—	98	—	75
Deferred payment for equipment	9	(d)	—	—	—	—	—	(4)	—	(4)
Net defined benefit asset	9	(e)	—	—	—	—	—	542	—	542
Foreign currency	9	(f)		—	(125)	—	—	(335)	—	(460)
Expensing of borrowing costs previously capitalised	9	(g)	—	—	—	—	—	(463)	—	(463)
Equity accounting for Reach Ltd	9	(h)	—	—	140	—	—	(324)	—	(184)
Expensing handset subsidies previously deferred	9	(j)	—	—	—	—	—	(256)	—	(256)

Balance at 31 December 2004 under A-IFRS			5,521	—	(213)	4	41	9,019	2	14,374

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of equity under previous AGAAP to A-IFRS (continued)

			Telstra Group
				Reserves
					Foreign		Consoli-
			Share	Asset	currency		dation	Retained	Minority
			capital	revaluation	translation	General	fair value	profits	interests	Total
			$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2005 under AGAAP			5,793	32	(231)	4	38	9,243	2	14,881
Share based payments	9	(a)	(257)	—	—	—	—	66	—	(191)
Cease amortisation of goodwill	9	(b)	—	—	—	—	—	147	—	147
Deferred tax	9	(c)	—	(32)	9	—	—	174	—	151
Deferred payment for equipment	9	(d)	—	—	—	—	—	(27)	—	(27)
Net defined benefit asset	9	(e)	—	—	—	—	—	271	—	271
Foreign currency	9	(f)		—	(111)	—	—	(332)	—	(443)
Expensing of borrowing costs previously capitalised	9	(g)	—	—	—	—	—	(458)	—	(458)
Equity accounting for Reach Ltd	9	(h)	—	—	140	—	—	(447)	—	(307)
Expensing handset subsidies previously deferred	9	(j)	—	—	—	—	—	(303)	—	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	(193)	4	38	8,334	2	13,721

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
9. Adoption of International Financial Reporting Standards (continued)
Reconciliation of the statement of cash flows under previous AGAAP to A-IFRS.

		Telstra Group
		Year ended 30 June 2005			Half-year ended 31 December 2004
		Previous			Previous
		AGAAP	Adjustments	A-IFRS	AGAAP	Adjustments	A-IFRS
		$m	$m	$m	$m	$m	$m

Cash flows from operating activities	(i),(ii),(iii)	8,163	797	8,960	3,993	400	4,393
Cash flows from investing activities	(i),(iii),(iv),(v)	(3,809)	43	(3,766)	(2,384)	29	(2,355)
Cash flows from financing activities	(ii),(iv),(v)	(3,512)	(835)	(4,347)	(1,189)	(427)	(1,616)

Net increase in cash	(v )	842	5	847	420	2	422

As a result of the adoption of A-IFRS, the following reclassifications have been made to the statement of cash flows:

(i)	Interest received has been reclassified from operating activities to investing activities (June 2005: $80 million, December 2004: $34 million);

(ii)	Borrowing costs paid has been reclassified from operating activities to cash flows from financing activities and renamed finance costs (June 2005: $879 million, December 2004: $436 million);

(iii)	Dividends received are classified as cash flows from investing activities after previously being included in cash flows from operating activities (June 2005: $2 million, December 2004: $2 million);

(iv)	Loans to joint venture and associated entities was reclassified from financing activities to investing activities (June 2005: $37 million, December 2004: $6 million); and

(v)	Adjustments required as a result of the consolidation of Growthshare. For further information refer to note 9(a).

Telstra Corporation Limited and controlled entities
Directors’ Declaration
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 2 to 50, of the Telstra Group:
(i) comply with the Accounting Standards and the Corporations Regulations 2001;
(ii) give a true and fair view of the financial position as at 31 December 2005 and performance, as represented by the results of the operations and cash flows, for the half-year ended 31 December 2005; and
(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable.
The directors have elected to adopt AASB 119: “Employee Benefits” early for the half-year ended 31 December 2005 in accordance with subsection 334(5) of the Corporations Act 2001.
For and on behalf of the Board

Donald G McGauchie AO	Solomon D Trujillo
Chairman	Chief Executive Officer
9 February 2006
Sydney, Australia

Telstra Corporation Limited and controlled entities
Independent Review Report
To the Members of Telstra Corporation Limited
Scope
The financial report and directors’ responsibility
The financial report comprises the balance sheet, income statement, statement of cash flows, statement of changes in shareholders’ equity, accompanying notes to the financial statements, and the directors’ declaration for the Telstra Group (the Telstra Entity and the entities it controlled during the period) for the half-year ended 31 December 2005.
The directors of the Telstra Group are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Group, and that complies with Accounting Standard AASB 134 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Review approach
I have conducted an independent review of the financial report in order to make a statement about it to the members of the Telstra Group and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.
The review was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to my attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with my understanding of the Telstra Group’s financial position and of its performance as represented by the results of its operations and cash flows.
A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.
I have contracted an accounting firm for the purpose of providing my review of the financial report. This firm has been engaged to undertake other non-audit services by Telstra. The provision of these services has not impaired my independence.
Statement
Based on my review, which is not an audit, I have not become aware of any matter that makes me believe that the financial report of the Telstra Group is not in accordance with:
(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the financial position of the Telstra Group at 31 December 2005 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.

Ian McPhee
Auditor-General
9 February 2006
Canberra, Australia

Directors’ report
The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the half-year ended 31 December 2005. Financial comparisons used in this report are of results for the half-year ended 31 December 2005 compared with the half-year ended 31 December 2004.
This is our first financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). When preparing this directors’ report, we have amended certain accounting and valuation methods applied in the previous Australian Generally Accepted Accounting Principles (AGAAP) to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments.
Results of operations
Telstra’s net profit for the half-year was $2,139 million (2004: $2,385 million). This result was after deducting:
•	net finance costs of $443 million (2004: $424 million); and

•	income tax expense of $907 million (2004: $942 million).
Earnings before interest and income tax expense was $3,489 million, representing a 7.0% or $262 million decrease on the prior corresponding period result of $3,751 million.
Basic earnings per share decreased by 9.4% from 19.1 cents per share in the half-year ended 31 December 2004 to 17.3 cents per share in the current half-year. The lower earnings per share was due to the decrease in net profit.
Review of operations
Our total income (excluding finance income) increased by 1.9% or $218 million to $11,578 million for the half-year (2004: $11,360 million).
The growth in total income was mainly attributable to:
•	mobile goods and services revenue — $109 million or 4.6%;

•	internet and IP solutions revenue — $264 million or 42.3%;

•	advertising and directories revenue — $56 million or 6.3%; and

•	pay TV bundling — $35 million or 28.9%.
Mobile goods and services revenue increased largely due to the performance of mobile data revenue and international roaming, as well as the inclusion of revenue from Hutchison for roaming on the Telstra GSM network from April 2005. We continued to experience growth in the number of mobiles in operation of 345,000 in the half-year to 8.6 million, as well as increased revenue from mobile handset sales.
Internet and IP solutions revenue increased mainly due to the growth in the number of retail and wholesale subscribers to our Bigpond broadband product of 593,000 in the half-year to 2.3 million subscribers.
Our advertising and directories revenue increased compared with the prior corresponding period due to growth in Yellow Pages Online advertising, the increase in revenue from our location and navigation products, such as Citysearch and Whereis, and the increase in White Pages revenues.
Pay TV bundling revenue increased due to the migration to FOXTEL digital, and the minimal price installation and upgrade offer during the half-year.

1

Offsetting the sales growth was a decline in PSTN product revenues of $313 million or 7.6% as the market continues to move towards mobile and broadband products.
Total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by 6.8% or $402 million to $6,279 million for the half-year (2004: $5,877 million). This growth was mainly attributable to:
•	labour — $171 million or 9.1%, including additional redundancy payments of $75 million;

•	goods and services purchased — $73 million or 3.4%; and

•	other expenses — $156 million or 8.4%.
Labour costs increased mainly due to:
•	an increase in redundancy expense;

•	annual salary increases due to enterprise agreements and annual salary reviews; and

•	an increase in labour expense of controlled entities as a result of entities acquired during fiscal 2005 being included for the entire current half-year period.
Goods and services purchased increased due to:
•	higher network payments as a result of a higher number of terminations on other networks, increased retail activity in TelstraClear and additional operations and maintenance costs associated with our 3G partnership activities;

•	purchases of pay TV services to enable us to continue to provide bundled products; and

•	higher handset subsidies from a rise in the take up of handsets on subsidised plans.
Other expenses increased largely due to higher service contracts and other agreements as a result of additional network maintenance and use of external constructors for a new 3G network and increased work program particularly to meet broadband growth.
Depreciation and amortisation costs increased by 4.5% to $1,810 million, primarily due to the growth in communications plant and software asset additions required to support the increasing demand for broadband ADSL services. In addition, depreciation and amortisation increased as a result of our recent investments in 3G networks, both domestic and offshore.
Net finance costs increased by 4.5% to $443 million, primarily due to higher borrowings to fund capital expenditure associated with the improvement of our core infrastructure and increased dividend payments. Our borrowings have also been affected by a higher effective interest rate, as a result of refinancing elements of our maturing debt. The net debt gearing level remains within the financial parameters set by the Board.
Income tax expense decreased by $35 million to $907 million as a result of the lower net profit. The effective tax rate of 29.8% was marginally higher than the rate in the prior corresponding period of 28.3%.
Cash flow
Our cash flow before financing activities (free cash flow) position remains robust despite declining to $1,956 million in the half-year from $2,038 million in the prior corresponding period. This position will continue to support our ongoing operating and investing activities combined with our borrowings program within our financial objectives.
Our cash flow from operating activities decreased to $3,948 million for the current half-year compared with $4,393 million in the half-year ended 31 December 2004. The decrease in cash flow from operating activities was due to lower net profit and higher working capital.

2

Cash used in investing activities was $1,992 million, representing a decrease of $363 million over the prior corresponding period. The decrease was mainly attributable to acquisitions of controlled entities in the prior half-year of $567 million compared with no significant acquisitions in the current half-year. This was partially offset by an increase in our payments for property, plant and equipment as we continue to improve and invest in our core infrastructure. Our payments for property, plant and equipment in the current half-year also included cash payments of $299 million associated with our 50% investment in Hutchison 3G Australia Pty Ltd’s 3G radio access network that was deferred from the prior year.
Our cash used in financing activities was $2,721 million for the half-year, which represents an increase of $1,105 million over the prior corresponding period. The increase was mainly due to the net repayment of borrowings and increased dividend payments, partially offset by there being no share buy-back in the current half-year.
Dividends
The directors have declared an interim ordinary dividend of 14 cents per share ($1,739 million) and a special ordinary dividend of 6 cents per share ($746 million). The dividends will be fully franked at a tax rate of 30%. The record date for the interim and special dividend will be 24 February 2006 with payment to be made on 24 March 2006. Shares will trade excluding entitlement to the dividends on 20 February 2006.
Our final ordinary dividend for the financial year ended 30 June 2005 of 14 cents per share ($1,739 million) and special ordinary dividend of 6 cents per share ($746 million) was provided for and paid during the current half-year. These dividends were fully franked at a tax rate of 30%. The final dividend and special dividend paid had a record date of 30 September 2005 and payment was made on 31 October 2005.
At present it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2006 earnings. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because it depends upon, among other factors, our earnings, Government legislation and our tax position.
Directors
Directors who held office during the half-year and until the date of this report were:

Donald G McGauchie	- chairman, non-executive director
John T Ralph	- deputy chairman, non-executive director (retired 11 August 2005)
Solomon D Trujillo	- chief executive officer, executive director (appointed 1 July 2005)
Zygmunt E Switkowski	- chief executive officer, managing director (resigned 1 July 2005)
Anthony J Clark	- non-executive director (retired 11 August 2005)
John E Fletcher	- non-executive director
Belinda J Hutchinson	- non-executive director
Catherine B Livingstone	- non-executive director
Charles Macek	- non-executive director
John W Stocker	- non-executive director
Auditors independence declaration
The independence declaration of our auditors is on page 5 and forms part of this report.

3

Rounding of amounts
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.

Donald G McGauchie AO	Solomon D Trujillo
Chairman	Chief Executive Officer
9 February 2006
Sydney, Australia

4

Independence Declaration
Auditor’s Independence Declaration to the Directors of Telstra Corporation Limited
In relation to our review of the financial report of the Telstra Group (the Telstra Entity and the entities it controlled during the period) for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
9 February 2006
Canberra, Australia

5

9 February 2006	Office of the Company Secretary

Company Announcements Office	Level 41
Australian Stock Exchange	242 Exhibition Street
4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Analyst Briefing — Half year results presentation pack
In accordance with the listing rules, I attach a copy of a presentation to be made today, for release to the market.
This Announcement has been released simultaneously to the New Zealand Stock Exchange.
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited 1H 2006 Results
Sol Trujillo
Chief Executive Officer I’m ready
to buy
Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. I’m ready to buy
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

1

2006 Result is on Guidance
Total Income +1.9% Results tracking with guidance — Costs +6.3% EBIT -7% PSTN Revenue -7.6% PSTN, Mobiles — Volume & Price erosion in PSTN Mobiles +4.6%
— Sensis Revenue +5.3% Sensis — Strong on-line growth On track for 6-7% revenue growth in FY06
— +593k broadband customers in 1H to 2.3 million I’m ready Strong broadband performance — Retail SIO’s growing faster than wholesale to buy
Retail broadband revenue +63% Business transformation progress — Wireless — 3G HSDPA roll out on track Wireline — Gaining broadband market share Fully Franked Interim Ordinary Dividend 14cps Dividends consistent with guidance Fully Franked Special Dividend 6cps
Revenue Growth is Decelerating... Income Growth Revenue growth in line with % guidance with PSTN a concern 5.0 4.6% Revenue mix shifting to currently 4.0 lower margin products Wholesale revenue growth 3.0 2.6% is strong I’m ready to buy 2.0 1.9% We will maximise our position in newer product sets 1.0 We will re-invigorate revenue growth through differentiated 0.0 1H05 2H05 1H06 & integrated services 4

2

While Costs are Growing... Cost Growth Before Interest
Cost growth in line with % guidance 10.0 Network maintenance 8.0 Increasing redundancy expense and wage rises 6.0 6.3% I’m ready to buy IT architecture 4.0% 4.03.1% simplification We have too many of 2.0 everything 0 1H052H051H06 5
Our Strategic Priorities
We are taking the tough medicine to create long term shareholder value...
I Focus on integrated services I Invest to take out complexity and cost I Implement market based management to know the customer like never before I Win in broadband and wireless I’m ready to buy
I Invest in new services and applications to differentiate ourselves I Accelerate opportunities at Sensis
I Target investment to where we can create value and limit investment that lacks shareholder safeguards

3

Strategic Outcomes — Progress to date It’s early days, but there is progress in the transformation’s strategic goals...
1000 FTE reduction since June 30 (incl contractors) Cost reduction programs commenced
1H06 Capex saving of $300m identified and redirected to transformational projects
I’m ready to buy Over 400 low value projects stopped 15 office building leases exited Unsatisfied ADSL orders reduced by 48% since August Brightstar contract signed — expected $10m savings in 05/06
Strategic Outcomes — Progress to date Wireless transformation:
I Ericsson contract signed in December to roll out 3G 850 network to over 5,000 sites I In excess of 2,200 site audits and 475 site designs complete I Successful testing between 850 and 2100 for both voice and video calls I First $150m purchase order issued and installation under way
Wireline transformation:
IP Core I’m ready to buy I Cisco IP core contract signed I Tellabs contract signed — Multi-Service Edge/SDN replacement IP DSLAM I First 20 IP DSLAMs will be received end of February I First Alcatel softswitch in country for Telstra integration lab testing

4

Strategic Outcomes — Progress to date
OSS transformation:
I Detailed scoping for all 26 domains complete I Vendors engaged
BSS transformation:
I Siebel licensing agreement signed
Complexity Reduction:
I Almost 200 platform exits identified
I IP product simplification underway I’m ready I Pricing simplification team established to buy I Planning for customer migration commenced
Network Fixes:
I Almost 100 GSM sites approved in Sydney I Scoping of training academy underway
Strategic Outcomes — Progress to date
Market Based Management
I Tested the needs in the Australian market and undertaken the necessary fieldwork O22,000 customer interviews completed
· 12,000 consumer, 10,000 small business
I We’ve analysed the results and identified
O7 Needs-Based Segments I’m ready
to buy
O18 Product Segments O126 Micro-Segments
Management team in place to execute the strategy
OIncreased customer focus in retail segments

5

Stakes in the Ground
Revenue growth I 2.0% to 2.5% p.a. (FY10 vs. FY05) New product revenue I 20-30% of new revenue growth I FY10 will be the same level as of Jan 1st 2006* Cost EBITDA ($) I 3-5% p.a. growth through FY10 I 50% — 52% by FY10 I’m ready EBITDA margin to buy I Down 6,000 — 8,000 over 3 years Workforce I Falls to 12% of revenue in 2010 after CAPEX $2.5B — $3.5B bubble in FY06-FY08 I $6B — $7B by 2010 Free cash flow *Annualised 11

6

Telstra Corporation Limited 1H 2006 Results
John Stanhope
Chief Financial Officer I’m ready
to buy
Key Messages
Product revenue trends continuing
1H result in line with guidance
I’m ready to buy
05/06 guidance adjusted for FTTN on hold
Setting the foundations for successful execution of strategy

1

The story so far...
What are the underlying trends:
I In our business?
I In the industry? I’m ready
to buy
Page 3
The story so far... Broadband
Australian household Penetration Retail Broadband SIO growth* 100% 20%
18%
16%
75%
14%
12%
50% 10% 8% 25% 6% 4% 2% 0% 0% 3 I’m ready
Si El
* Growth based on net adds Jun05-Sep05
IBroadband penetration in Australia has been lower than many overseas countries but is now growing strongly ISep Qtr 05 BigPond had highest growth in net adds over June Qtr IBigPond is well positioned — retail market share now 43% (37% at Dec 03)

2

The story so far... Mobiles ARPU including Telstra* Optus SIO Market share estimate* terminating 3 Prepaid ARPU $13.00 $25.00 Orange 4% Postpaid ARPU $78.00 $70.00 Vodafone
(incl. Blended ARPU $49.00 $48.00 Resellers) Prepaid as a % of base 44.8% 47.8%
Telstra 18% 44%
* Terminating revenues include an estimate of revenues from calls on Telstra’s fixed network to a Telstra mobile
Optus (incl. Total Mobile revenue growth Resellers) I’m ready 10% to buy 32% 9% *Market share based on Telstra estimates8% 7% We have a lower prepaid base than 6% competitors 5% 4% Revenues have been impacted by 3% competitive pricing 2% 1% Revenue market share estimated 0% at 45%, down approximately 1% 1H 03 2H 03 1H 04 2H 04 1H 05 2H 05 1H 06 Page 5
The story so far... PSTN PSTN SIO PSTN revenue decline 4% 100% 2% 75% 0% 1H03 2H 03 1H 04 2H 04 1H 05 2H 05 1H 06 50% -2% 25% -4% 0% -6% 2 5 5 6 0 0 03 03 04 04 0 0 0 -8% H1H 2H 1H 2H H H H 2H 1 2 1 I’m ready to buy -10% Retail Wholesale I Rate of PSTN revenue decline has been accelerating due to: Churn to wholesale Product substitution, volume and line loss Yield declines Page 6

3

Where are we now?
Highlights of 1H 2006
I’m ready to buy
Page 7
Results
($ billions except margins & EPS) 1H05 1H06%
Sales Revenue 11.28 11.44 1.5 Total Income 11.36 11.58 1.9 Operating Expenses 5.88 6.28 6.8 EBITDA 5.48 5.30 (3.4) EBIT 3.75 3.49 (7.0) NPAT 2.39 2.14 (10.3)
I’m ready
Basic EPS 19.1 17.3 (9.4) to buy EBITDA Margin (%) 48.6% 46.3% (2.3) Domestic Operating Capex (incl 3G) 1.72 1.81 4.8 Free Cash Flow 2.04 1.96 (4.0) Total dividends per share (cents) 20 20 -
Business performance in line with guidance

4

Sales Drivers Movement Drivers of Actual Growth Revenue Growth $m %
264 Internet & IP solutions 888 42 109 Mobiles 2,486 4.6
Sensis (Adv & Directories) 944 6.3 Pay TV 156 29 I’m ready to buy
-32 ISDN 421 (7.1) -42 Specialised Data 453 (8.5) -313 PSTN Voice 3,818
(7.6)
Growth drivers — broadband, Sensis, mobiles Page 9
Broadband Broadband Subscribers 16 ADSL cycle times (000s) 14 12 10 1164 Days 8 +276 6 888 4 Wholesale 611 2 +317 1173 0 856 622 Jul-05 Aug-05 Sep-05 Oct -05 Nov-05 Dec-05 Retail legacy platform rebuild platform 05 FY 05 1H 06
Broadband Revenues Improved service metrics with the introduction of new ADSL platform I’m ready to buy +73% 204
In 2006 the existing DSL network will +92% be extended while new wireless plans Wholesale 106 will be launched to increase reach and 330 provide premium access services
Retail 203 +63% 051H 06 Improved retail broadband market share — estimated at 43% Page 10

5

Mobiles Mobile RevenuesValue Added Services Revenue 4.6% $2,486m$537m $2,377m Handsets 6.6% 211 $483m 198 +10.1% International 319131 Roaming 283 Terminating 119 12.7% +5.4% 98 Messagebank 93 18961956 +13.7% Mobile Data 308 Mobile Services 271 3.2% H1 05H1 06I’m ready 051H 06to buy Mobile SIO growth 7% Voice growth slowing, with yields affected by capped plans and discounting Data revenue +14%, with increased data usage via wireless broadband and Blackberry Revenue growth focused on retention & cross-selling Growth declining as competition becomes more aggressive as expected Page 11
Sensis Revenue: Revenue I Yellow Pages +3% (standalone basis)
I White Pages +13% 69 I Classifieds —5% Other 5.5% Advertising & EBIT 888944 Directories(standalone basis) 6.3% 1% I’m ready to buy 051H 06 505511 EBIT: Higher redundancy and software amortisation 051H 06 On track for FY06 organic revenue growth 6% Page 12

6

PSTN Products PSTN revenues $m Volume migration -7.6% Yield pressures 4,131 Focus on mitigating churn 3,818 PSTN calling volumes and yields 05 1H 06 5.00% 10.3 SIOs 10.2 -170k I’m ready 10.1 0.00% to buy -340k Lo cal Calls Long F2M Inter- Inter- Distance national co nnect +170k 9.9 -5.00% 9.8 9.7 -10.00% 9.6 05Retail Wholesale 1H 06 -15.00% Volumes Yields Trends continuing Page 13
Operating Expenses +6.8% $6,278m $5,878m Labour +9.1%
I Redundancy $2,053m Salary $1,882m I increases I Controlled entities
Goods & Services Purchased +3.4% $2,141m I Network payments $2,214m I Pay TV bundling I Handset subsidies I’m ready to buy
Other operating expenses +8.4% $1,855m $2,011m I Service contracts I Prior period currency gain
051H 06 Impact of new strategy yet to be felt Page 14

7

Operating Capital Expenditure / Depreciation & Amortisation
Capex: Operating Capex JV payment to Hutchison $312m 8% International transmission Offshore 179 D&A: 107 ADSL build & 3G JV/spectrum Domestic Depreciation & Amortisation 1,806 1,724 4.5% 362 I’m ready 311 Amort. to buy 1,421 Dep’n 1,448 051H 06 FY06 guidance $4.8b-$5.1b 1H 05 1H 06 Page 15
Capital Management I Interim ordinary dividend $1.7b Dividends per share
I 14 cps fully franked Ordinary I Special Dividend $750m Special 6 6 6 I 6 cps fully franked
1314 14 14 Target Parameters Current Target FY06 E Dec 05 I’m ready 04 2H 04 1H 05 2H 05 1H 06 to buy Ordinary
28c 14 28c Dividend Debt 1.7 to 2.1 1.2 1.2-1.6 servicing times
Gearing — 55% to
48% 50-55% net debt 75% Intend to maintain ordinary Interest cover >7 times 12.0 9-11 dividend at 28c to FY08 Page 16

8

Cashflow
Free Cash Flow FCF decline: 2200 $2,038m -4% $1,956m I Lower earnings 2000 111 1800 240 I Higher debtors &
517 94
1600 inventory
154
1400 I Higher final tax 1200 payment for FY05
1000
Decline in free cash as we invest and margins decline
Page 17
Key International Operations
HK$m Key Financials NZ$m Standalone basis Standalone basis
1H 06% 1H 06% $2,189 0.7% Total revenue $365 4.0% $628 0.8% EBITDA $70 -9.7% $342 -9.3% EBIT -$2.2 -122%
I Pricing pressure remains in competitive I Increase in labour and cost of sales market contributed to lower EBIT
I Merger of HKCSL and New World to bring I Recent settlement with TCNZ synergies and create shareholder value provides greater certainty I’m ready to buy
Merger expected to create Broadband, ICT and shareholder value network focus

9

Guidance
What does this mean for FY06 EBIT guidance ?
I’m ready to buy
Page 19
FY06 Earnings Guidance
FY06 EBIT change vs. FY05 (percent)
0%
-10%
-7% to -10%
-15% to -20%
-20% I’m ready to buy
-21% to -26%
-30% September 05 Program EBIT Net Program Additional D&A due Total R&R provision Total guidance improvement opex cost to network (incremental (inc. additional in decommissioning Rev less year redundancy) COGS)
Guidance as per December ASX release on FTTN

10

Strategic Outcomes — Recap of targets And here are the things we have in store... I’m ready to buy Page 21
Timeline for NGN Build
Major Year 1 Year 2 Year 3 Year 4 Year 5 Milestones: FYO6 FYO7 FY08 FY09 FY10
Broadband Access IP-DSLAM & FTTN(MSAN) IP DSLAM progressing/FTTN on hold IP/MPLS Core Next Gen Ethernet I’m ready Multi Service Edge to buy ATM-Core Exit I Soft Switches Class 5 & Class 4 IT Exit 3G wireless Build Complete Page 22

11

Strategic Marketing
Major Year 1 Year 2 Year 3 Year 4 Year 5 Milestones: FYO6 FYO7 FY08 FY09 FY10
Campaign Execution & Time 75% Reduction Labour productivity
20% I’m ready improvement to buy
Cross sell/up sell 30% improvement Churn reduction 10% Page 23
Consumer
Major Year 1 Year 2 Year 3 Year 4 Year 5 Milestones: FYO6 FYO7 FY08 FY09 FY10
Migration from Narrowband to >80% Broadband Broadband Migrate from 2G to 3G >25% 3G Multi product 65% multiple products holdings I’m ready to buy Access via multiple 80% platforms Non Voice ARPU 28% I First call resolution 80% Online transactions 50% Page 24

12

Business & Government
Major Year 1 Year 2 Year 3 Year 4 Year 5 Milestones: FYO6 FYO7 FY08 FY09 FY10
Grow revenue faster than market New wave revenue >45% share New wave revenue growth >15% Slower decline in core carriage I’m ready Longer term to buy contracts I Strong EBITDA from applications Lower cost support due to NGN Minimum 10% productivity imp. Lower Capex intensity & strong cash flow Page 25 sensis, bigpond & wholesale

13

Key Messages
Product revenue trends continuing
1H result in line with guidance
I’m ready to buy
05/06 guidance adjusted for FTTN on hold
Setting the foundations for successful execution of strategy
Page 27
Telstra Corporation Limited 1H 2006 Results
Q&A
I’m ready to buy
14

14

9 February 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra CEO announces new Chief Information Officer (CIO)
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

9 February 2006	022/2006
Telstra CEO announces new Chief Information Officer (CIO)
Telstra Chief Executive Officer, Sol Trujillo, today announced the appointment of Fiona Balfour as Telstra’s Chief Information Officer (CIO), reporting directly to Chief Operations Officer, Greg Winn.
Ms Balfour joins Telstra in early April after 14 years with Qantas, the last five as Chief Information Officer. In her role as CIO at Qantas, she implemented an extensive program of replacing key legacy systems and introducing new infrastructure through a series of strategic outsourced relationships servicing Qantas’s data centre, global and domestic network and desktop environments.
Ms Balfour will be responsible for leading Telstra’s centralised IT organisation and core IT programs as well as overseeing the company’s Operations Support System (OSS) and Business Support System (BSS) transformational programs over the next 3-5 years.
Ms Balfour has 26 years experience in business and technology. She commenced her career as a graduate recruit in the Victorian Public Service in 1980 before moving to the Commonwealth Government. Between 1985 and 1991 she worked in management consulting with WD Scott and the DMR Group.
Ms Balfour joined Qantas as an IT senior executive in 1992. She held a variety of portfolios before being appointed Chief Information Officer and a member of the Qantas Executive Committee in 2001. Her portfolio was expanded in 2004 with the creation of Qantas Business Services that delivered Information Technology, Procurement, Property, Transport and People services to the Group. Ms Balfour represented Qantas on the Supervisory and Full Boards of SITA SC (Geneva).
Ms Balfour holds a Bachelor of Arts (Honours) from Monash University (1979), a Graduate Diploma in Information Management from the University of New South Wales (1981) and a Master of Business Administration from the Royal Melbourne Institute of Technology (1987).
Mr Vish Padmanabhan has accepted the role of Deputy Chief Information Officer. He joined Telstra in 2004 and prior to this spent 20 years with IBM.
Telstra Media Contact:
Sarah McKinnon
Tel: 03 9634 7124
Mbl: 0437 757 261
Telstra’s national media inquiry line is 13 16 39 and the Telstra Corporate Communications
Centre is located at www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited
ABN 33 051 775 556

9 February 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra’s Analyst briefing — Half year results
Attached is a copy of the transcript from today’s Telstra Analyst briefing on the half year results, for release to the market.
Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA ANALYSTS BRIEFING
THURSDAY 9 FEBRUARY 2006

DAVID ANDERSON: Good morning ladies and gentlemen, and welcome to Telstra’s half year results analysts briefing. For those who haven’t met me before, my name is David Anderson. I’m the general manager of the investor relations unit. I would also like to welcome those who are viewing this briefing via the webcast and also listening via conferlink. I’d also welcome those of you in Melbourne. Good morning, Anthony.
     Sol will commence the presentation followed by a presentation of John Stanhope. After the presentation there will be an opportunity for you to ask questions of Sol and John. If you do have a question, we would ask you to come forward to the microphone in the middle of the aisles here and provide your name and name of the company you represent before asking your question. This will assist those watching the webcast and listening via conferlink. With a view to our allowing everyone the opportunity to ask questions, please just ask one question. If you have any further questions, you are of course welcome to rejoin the queue.
     We’d appreciate it if you could turn off your mobile phones whilst you are in the presentation and we would like to advise that transcripts of this analysts briefing will be lodged with the ASX later today. Without further ado, I’ll hand over to Sol.
SOL TRUJILLO: Thank you, David, and good morning ladies and gentlemen. I would like to welcome all of you to Telstra’s results briefing for the first half of fiscal 2006. What I would like to do is first begin by summarising the first half and then update you on progress on our strategy and what I’m calling internally the tough medicine that we are taking to create long-term shareholder value. Then John will elaborate on the first half results in his presentation.
     When you look at the chart here and the results that we have already lodged, the result shows that we are on track with the guidance that we provided to the market in September and November. Top line growth of 1.9 per cent is in line with our full year guidance and cost growth of 6.3 per cent is in line with our full year guidance of 5 to 7 per cent. But it is not satisfactory and we are taking additional steps to reduce costs aggressively in our retail business as the cost of servicing our customers has been growing at 6 per cent while revenue growth has been flat.
     In wholesale, our costs have grown 15 per cent but revenue growth has been stronger so margins have expanded. To put that in context, when we talked back in August with the full year results from the prior fiscal year, we talked about retail expenses growing at about 10 per cent and we talked about wholesale expenses growing in the range of 13 or 14 per cent. So you can see that on the retail side, we are reducing some of the expense growth. On the wholesale side volumes continue so we are

09.02.06	- 1-	Telstra Briefing
Transcript produced by WordWave International

continuing to grow and expand margins in that part of the business.
     As we think about EBIT, the decline of 7 per cent is in line with our full year guidance of minus 7 to 10 per cent before any items associated with transformation. The major concern for us remains the decline in PSTN, plain and simply. That negative decline of 7.6 per cent which is faster than our previous guidance is obviously problematic for this business and again it’s something that in our August announcements of results, we highlighted and we upped the guidance indicating the kind of trends that we have now experienced. Both volume and price pressures are intense as customers migrate to new communications platforms. Over time we will substitute these revenue streams with other services offsetting the decline in PSTN.
     Mobile revenue growth of 4.6 per cent was what I would call just okay. You will see this, accelerators are 3G HSDPA network comes on line and in the meantime we are focussed on the prepaid and post-paid businesses and we have several initiatives in the market that John will talk about a little later. Sensis, whereas I think of it as our information services search and transaction business, will deliver on guidance of 6 to 7 per cent revenue growth in the current fiscal year.
     A positive aspect of this result is the strong growth in broadband subscribers with retail SIOs up over 300,000 since June and retail broadband revenue up 63 per cent. BigPond is increasing its market share and at the same time churn is decreasing. Clearly we are the market leader in broadband growth and as you heard me talk in November, that is at the centre of our strategy when we think about broadband, whether it be in fixed or in wireless.
     On November 15th, we outlined our strategy and the tough medicine we have to take along the way. Our transformation process and progress is on track albeit it’s still early. It’s only a month and a half essentially in terms of these results versus what we talked about back in November. Our strategy platform revolves 3G HSDPA broadband, IP in the corporate space and fully integrated services in Sensis. We are reinvesting for growth which will allow us to handle a changing revenue mix, stem cost increases and stimulate growth, and again all of that was detailed back in November.
     For our shareholders we have declared a 14 cents per share fully franked interim dividend and a 6 cents per share special dividend bringing the total pay out to 20 cents per share this half. While our results are on track with previous guidance, the reality is that the financial trends at Telstra are not good. They have continued from the last fiscal year. Telstra’s top line growth rate has decelerated down to 1.9 per cent down in this half while in line with guidance what is concerning again is that notion of PSTN revenues declining at such a rate in that the revenue base associated with our growth avenues, whether it be broadband or mobiles, Sensis etc. are not yet big enough to offset them and that’s why you are going to see acceleration in some of these additional areas.

09.02.06	- 2-	Telstra Briefing
Transcript produced by WordWave International

     Declining usage and price pressure is the main reason for the decline in PSTN revenues. While the number of access lines and service declined only 1.7 per cent, the volume of local calls was off 12 and revenue was off 20 per cent due to a combination of volume and price erosion as customers migrate to other communication platforms such as mobiles and broadband. Our Telecom related revenue mix is shifting towards lower margin products with PSTN revenues now 33 per cent of sales compared to 40 per cent just two years ago. However, the profitability of our broadband revenue will improve as we build scale and reduce our operating costs.
     Wholesale revenue growth of 17 per cent remains strong, mainly due to accelerating broadband penetration. Performance of this business is subject to regulatory decisions and our competitors’ willingness to assume infrastructure investment risks. Wireless has seen fiercely competitive activity as those players with low market shares chase volume in an attempt to gain scale in a largely fixed cost business. We are competing vigorously in this market but we believe we have probably lost about 1 per cent revenue market share recently which I can tell you won’t occur going forward.
     It is essential Telstra maximises its market share in newer revenue streams to capture as much of the migration trends as possible. In wireless we are competing vigorously. In broadband our retail market share has increased to 43 per cent which is a pleasing trend as broadband represents a major part of the future of this company. Ultimately the real key to reinvigorating our top-line growth is knowing our customers intimately and delivering value that they are willing to pay for.
     We continue to focus on integrated voice, video and data services to truly differentiate what we can do for our customers. You will see some of that playing out during the coming six to 12 months. Cost growth has accelerated to 6.3 per cent in this half versus 3.1 per cent in the prior corresponding period. In dollar terms total operating expenses before interest have risen $480 million in 12 months. While this is in line with our guidance from the strategy day of 5 to 7 per cent operating costs growth for FY06, clearly cost growth of this magnitude cannot be sustained.
     With multiplicity of network elements and rapidly rising volumes the cost of running all of this is growing rapidly. Multiple evolutions of mobile technology mean we are currently running three wireless networks, multiple evolutions of data services most of which are still in the network, and as we said in November and I’ll say again today, it’s clearly inefficient.
     Labour costs are rising although a fair proportion of the 9 per cent increase in the first half was redundancy expense from which we expect to save labour dollars in the future. John will talk in more detail about how we are slowing the increases in costs given the fact that we are not yet where we want to be.
     I’ll recap the strategic priorities of our new strategy and then update you on the progress to date. This is very important because when I

09.02.06	- 3-	Telstra Briefing
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say I’m not satisfied, when I say the numbers are not good enough, this is why we are going to take the actions that we are taking; plain and simple. And we are well on our path to launching all the initiatives that we have talked about because our objective is to create long-term shareholder value, to providing the kinds of service experience and the integrated communications services and delivering those that we know our customers want. We are investing again to take complexity and cost out of the business.
     As I mentioned, when you have three of this and eight of that, all trying to do all do the same things, you just have a cost structure that we cannot afford going forward and we are going to change that. At the same time as we think about change, the key advantage that we talked about back in November and we continue to talk about inside the company every day is about knowing our customers better than any of our competitors and knowing them better than we have known them at any point of time in our history.
     That’s all about market-based management and the techniques that will help us deliver the kind of information we need to offer the best value per dollar spent to our customers. We must win in broadband and wireless by doing it smart around value added and integrated services. So again as I pointed out back in November, this is not about being a price player in the market, it’s about being value add in terms of what we do. Again, over the coming year, two years, three years you are going to see some fundamental change in the way Telstra goes to market.
     We will invest in new services and applications to differentiate ourselves in the market and Telstra with its breadth of product range is uniquely placed to do this. We are going to accelerate our growth opportunities at Sensis, our information services search and transaction business, in addition to how we think classically about Yellow Pages and White Pages.
     We will target investment where we can create value in limited investment that lacks shareholder safeguards. I want to be clear about that because we are very value creation focussed. Those things that help create value we do and those things that don’t, we don’t. That’s kind of the simple decision rule as we look at what we invest in in the business.
     Now, in terms of the results, these results include only six weeks of operating performance since our new strategy was announced on November 15th. So it’s very early days but let me cover some of the initiatives that have been launched or are under way. Within the COO’s office a number strategic portfolios have been established. A range of activities have gained traction within what we call the benefits now portfolio including the commencement of our head count reduction with 1,000 full-time equivalents including contractors leaving the company since June 30th.
We have also commenced a number of cost reduction programs

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Transcript produced by WordWave International

including a CAPEX review identifying savings of about $300 million in FY06 available to be redirected to projects aligned to the core strategy that we have outlined. A comprehensive review of opex projects stopped in excess of 400 million which again were low value creation initiatives going on within the business.
     We have exited leases on 15 office buildings. We have had a 48 per cent reduction in unsatisfied ADSL orders from August to below 10,000 orders today. So fundamentally we are focussed on service. It’s kind of below the surface, doesn’t get looked at every day by people external to the business but we’re very focussed on it and it’s showing up in the numbers.
     In the case of other savings, obviously we are creating partnerships and other relationships to take costs out of the business. One of them was Brightstar; their contract has been signed. We have already experienced some savings in terms of the agreement there and within the year here, we expect an additional $10 million of savings out of that contract.
     Turning to our network transformation, wireless transformation, our wireless transformation team have achieved significant progress. A contract with Ericsson was signed in December to roll out 3G 850 to over 5,000 sites. Construction teams have been mobilised in each state with in excess of 1500 audits and 250 site designs already completed. Now, remember, we made a decision as a board on the 14th November. We communicated on the 15th of November and now we are actioning everything that we said.
     Design requirements have also been completed to identify which sites require additional transmission to support the 3G 850 spectrum. Voice and video calls have been successfully tested between the 2100 and 850 networks reducing technology risk with 850 and CDMA operating smoothly from the same site.
     Wireline transformation, the scope of our wireline transformation is significantly dependent upon regulatory outcomes with fibre to the node on hold in the current environment. However, work is continuing on our IP Core and IP DSLAM initiatives. We’ve signed an IP Core contract with Cisco and Multi-Service Edge contract with Tellabs which allows our SDN replacement. The installation of a new core network for Sydney and Melbourne for Telstra Internet Direct services is underway and progressing well.
     Alcatel have been contracted to deliver these IP DSLAMs and the first 20 are due to arrive by the end of the month. The first Alcatel softswitches arrived in the country and is currently undergoing testing. Under our OSS transformation which is again part of what I call the customer experience layer of what we are going to change, the OSS transformation team have finalised the detailed scoping of all 26 OSS domains completing conceptual architectures, capability statements and requirements documentation. And OSS, just as a remainder, is operational

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support systems.
     Site visits have been completed and vendors have been formally engaged to evaluate all of our product offerings. In terms of our BSS, which are our business support systems, the BSS teams are focussing on fit assessments to determine any gaps that exist in the out-of-the-box functionality we will be deploying. Remember Greg talked about in November the fact that we are not doing a lot of one off kinds of things. There’s a lot of capabilities out in the marketplace today from a lot of vendors that are working well in other parts of the world that we are just going to take here and plug in. So when he talks about out-of-the-box, we are going to do it fast and we are going to do it well and we are going to do it right.
     In the case of this a licensing agreement with Siebel has been signed and work is progressing on finalising the Accenture/Siebel/Comverse consortium contract and software licensing deals. Terms of complexity reduction, rationalisation work comprises three elements, platform rationalisation, product simplification and customer migration. Almost 200 platform exits have been identified. So remember, we talked about the contraction of over 1200 systems, platforms and other things, down to 200 to 300. There’s a material change that we have to go through in this business and a lot of work, detailed work, that goes with it.
     There’s a number of other initiatives underway including our IP products simplification, our pricing simplification and planning as we think about migrating customers from old platforms to new platforms. In terms of network fixes, five major areas of work have been identified within the network fixes portfolio with progress on the phone. Almost 100 sites have been approved for our Sydney GSM expansion. Work to scope, the technical training academy that Greg talked about is underway. In terms of market-based management, the goal of market-based management is for us to know our customers like never before.
     We have undertaken some very significant research under the leadership of Bill Stewart. We have completed over 22,000 interviews across our consumer and small and medium enterprise base. We now have a much greater depth of customer research from which we have identified seven needs-based segments, 18 product segments and 126 micro segments. Now, that just sounds like a lot of numbers, but let me tell you, no segmentation work like this has ever been done in the industry that we compete and the purpose of it is that today when you think about the vast array of services, it’s no longer just voice calling or it’s no longer just voice and mobile calling, it’s a whole array we want to understand our customers’ needs not only at the needs-base segment in terms of our lifestyle, but also at their product use in terms of how they choose to make decisions around each of those. And what Bill Stewart and his team have created is a segmentation model that is very complex but it’s going to enable us to be very, very targeted in terms of how we interact with our customers, how we sell to our customers, how we define a customer experience for our customers and then ultimately how we operate our business. That is the

09.02.06	- 6-	Telstra Briefing
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purpose of all of that work and it is about to be turned on in parts over the coming year with our business.
     In terms of the changes to the management team in recent months, a decision that I made was to create a singular focus around our small/medium enterprise segment of the marketplace which is very important. It’s an important part of business here in Australia but it’s an also a very important opportunity for us in getting singular focus to me was critical and putting one of our best leaders in the business in charge of that, Deena Shiff, also was important so that everybody in our business and hopefully all of you that track our business, know how important we see it. Today, I’d also like to announce an addition to our team and that is a new CIO for the business that will be reporting to Greg Winn. The person’s name is Fiona Balfour; some of you may know her as the former CIO of the famous airline here in Australia called Qantas. She joins Telstra in early April and will be part of the team that we have helping us transform our business. She will be responsible for leading Telstra’s centralised IT organisation, core IT programs and overseeing the company’s OSS and BSS transformational programs.
     So let me go back now and reiterate the longer term financial outcomes we expect from the transformation of Telstra and that we enunciated at the strategy day. We are committing to two to two and a half per cent revenue growth over the next five years with 20 to 30 per cent of revenue from new services. Our 2010 cost structure will be no higher than the annualised number of the first half FY06 that we are reporting today so we are going to be very disciplined about the kind of cost structure that we carry into the future.
     We will have 6,000 to 8,000 fewer employees/contractors on our payroll in three years’ time and by FY10, we will expect EBITDA margins will have recovered to between 50 and 52 per cent. Now, clearly, our margins today as we report are declining. They will continue to decline until we get some of the major cost take-out out of the business. We are going to spend 2 and a half to 3 and a half billion in capital over and above our original plan in the next four years to transform the business, and after transforming the business, we expect CAPEX as a percentage of revenue to fall to around the 12 per cent range and obviously its absolute amount will be a function of the revenue growth that we have in the business.
     We expect to generate free cash in the order of 6 billion to 7 billion by 2010. So, the final point that I’d just like to make, as you think about Telstra and as you think about tracking management going forward, keep in mind that broadband to me is at the centre of our strategy, whether it be on fixed, whether it be on wireless. We have to be good and we have to clearly be better than anybody that we compete with in that space.
     Mobiles is the second core growth category as we think about expanding our opportunities over the coming years. Our IP services as we think about it in our business, in particular business space, as we think about integrated services and the new customer experience that’s going to

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come unique from Telstra, we will be talking about that going forward, and obviously as we think about what we have lumped together as Sensis, but the strategy that Bruce has laid out relative to growing our online information services, our search and our transaction business will also be critical in addition to running well the print business that we have had before.
     So we will talk about all of that going forward and when we meet again in another six months or so, when we announce our full year results, we will keep on focussing on obviously our current results, the kind of core transformation issues and then a focus on these categories as to how we are either succeeding or not succeeding in terms of these spaces.
     It is our intent to create value and it’s our intent to win as we go forward. So with that, I’m going to turn it over to John to give you a lot more detail relative to our results. John.
JOHN STANHOPE: Thanks Sol, and good morning ladies and gentlemen here in Sydney and Melbourne and watching in on the webcast.
     My presentation is really set out in four parts, each expanding really on Sol’s themes: Firstly, the recent trends to help set the scene; secondly, a more detailed look at the results; thirdly the ‘05/’06 guidance in particular — sol set out our longer term guidance — and finally, a recap on the many targets we set in the strategic review, perhaps not all of them, but the major strategic targets.
     But before I get into all of that, I’d like to run through the key messages. The underlying product revenue trends continue as the migration to broadband and mobiles continues apace. Competition in mobiles remains very aggressive. The key take-out is that the results are in line with the underlying business performance guidance. There are no surprises or one-offs in the numbers, and I know there were some expectations of a lower earnings performance. The half is clean and the second half as we indicated on the strategic day will have elements of the strategic review impacts.
     Work has begun on transforming the company and we are leaving no stone unturned to successfully execute the new strategy. So on a full year basis, we have altered our ‘05/’06 guidance as a result as you know of announcing it in December, us putting the fibre to the node access on hold.
     So let’s set the scene. As we know, broadband growth was slow in Australia until we offered affordable entry level prices in early 2004. The explosion in the broadband growth shows no sign of abating. As a leading player and by further differentiating ourselves from the pack, we believe BigPond is in a very strong position to benefit from that growth ahead. The turnaround in BigPond’s performance is reflected in the latest estimate of

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Transcript produced by WordWave International

retail broadband share which is now at 43 per cent and that’s up 6 per cent since December 2003. So in two years we have increased the share by 6 per cent to 43 per cent.
     The mobile space is very competitive with penetration rates rising now to 96 per cent and yields under pressure from the proliferation of capped plans. We now have 225,000 SIOs on capped plans. 12 months ago that was 12,000. Growth rates in that period have been particularly affected by the changing market dynamics as our competition attempts to gain scale by offering very competitive deals which has seen our revenue market share slip by about 1 per cent to around 45 per cent today.
     The flow-through impacts on costs of retaining and acquiring customers is impacting EBITDA margins in mobile and we think they are down about 0.5 per cent from 12 months ago. The growth in broadband and capped mobile offers is placing extreme pressure on PSTN and you can see from this graph that sort of pressure. It is declining, consistent with overseas experience as all incumbent operators come under attack from mobile and ISP players.
     It’s the triple impact of churn, volume, migration and yield pressures which have been building for some time are now being fully felt as you can see on that graph.
     The decline in the PSTN and change in the product mix which has quite a bit to do with our cost line as well, has resulted in a 2.3 per cent EBITDA margin decline over the 12 months from December ‘04 to December ‘05.
     With that brief overview, let’s turn to the results for the first half. Overall, the result for the first half was in line with our 5th of September guidance and consistent with the trends we talked about at the strategy day. Modest sales revenue growth was more than offset by cost growth leading to the decline I’ve mentioned in earnings performance and margins. The 6.8 per cent increase in expense that is before depreciation and amortisation does include, as Sol mentioned, a $78 million increase in redundancy and associated costs.
     Without the increase in redundancy, the growth would have been around 5.6 per cent; still high relative to the revenue growth. The cash operating CAPEX increase was driven by the latest 3G joint venture payment to Hutchinson. You will recall we had a schedule of payments for that 50 per cent beneficial interest. The free cashflow declined due to all of these factors plus a softer working capital position driven by inventories and the December timing of debtors and creditor payments and a highly tax payment on a year on year basis.
     A fully franked dividend as Sol mentioned of 20 cents per share has been declared which includes a 14 cents per share ordinary dividend and a 6 cents per share special dividend.

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Transcript produced by WordWave International

     The key drivers of our sales revenue growth continue to be internet/broadband, mobiles and Sensis, offset of course by the decline in PSTN and legacy data revenue. I’ll go through the major products in a minute in more detail but you can see here pay TV revenues continue to grow driven by higher volumes from various promotions and pay TV being incorporated as part of our four play, if you like, bundled offers aimed at customer retention.
     Our legacy specialised data as you can see from this slide and ISDN revenue has continued to decline as customers migrate to the newer technologies available. So let’s have a look at broadband. Retail broadband revenues continue to surge. Retail broadband is up 63 per cent and the combined retail and wholesale broadband revenues grew 73 per cent.
     Our recent marketing offers have gained traction as we added 41,000 more retail subscribers than wholesale in the past six months. The last six months saw retail services and operation grow 317,000 with 149,000 added in the last quarter and I know you have seen the Optus announcement of yesterday, and in the last quarter that’s almost a four to one better performance in retail broadband.
     On the strength of this result we believe we have increased our retail market share to 43 per cent, as I said up 6 per cent over the past year — two years sorry. A new ADSL platform has markedly improved connection cycle times and customer satisfaction will continue to improve as we connect and migrate more customers over to that new platform.
     Let’s have a look at mobiles. Total mobiles growth has slowed to 4.6 per cent. Within that, mobile services revenue grew 3.2 per cent including wholesale but excluding the termination revenues. Retail mobile services grew 2.9 per cent. As expected and as I mentioned earlier, capped plans have impacted yields and ARPUs. Calling revenues are flat with mobile services growth driven by value added services, particularly mobile data which was up 14 per cent. That’s a combination of SMS and other data.
     Mobile data was once dominated by SMS but high speed data revenues are now emerging with 45,000 wireless broadband SIOs and 40,000 blackberry SIOs. Mobile data revenues now represent 16 per cent of mobile services revenue.
     Let’s just take a look now at Sensis. Our information services search and transaction business, Sensis, delivered 5.3 per cent revenue growth over the first half and is on track to meet its 2006 financial year advisory of 6 to 7 per cent organic revenue growth. Yellow Pages revenue grew 3 per cent driven by continuing modest print performance but excellent online growth of 64 per cent.
     White Pages again impressed with 13 per cent revenue growth driven by both the print product and the White Pages Online growth.

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Transcript produced by WordWave International

Trading Post classifieds decreased by 4 million due to an increasingly competitive landscape in print classifieds while the online classifieds in the Trading Post arena delivered high growth off a fairly low base at this stage.
     Sensis EBIT grew 1 per cent but it was impacted in the half because of some increased software amortisation and Bruce’s announced redundancy program which incurred costs in the first half of this fiscal as Sensis did its own strategic review late in ‘05. As a result of opportunities identified in the Sensis recent strategic review, it will not only deliver a strong full year financial performance but will also launch a range of innovative new services to grow and extend its core advertising business.
     So let’s have a look at the PSTN. The PSTN accelerated slightly faster than expected at 7.6 per cent. The drivers of this decline are consistent though with recent trends. Total lines declined by 1.7 per cent year on year, a loss of 170,000 access lines. We lost 340,000 retail access lines of which 170,000 churned to wholesale with the remainder being cancelled second lines and a move to mobile-only households.
     Migration to mobiles and Internet accelerated local call volume declines to 12 per cent while fixed to mobile volumes grew marginally. This in turn put pressure on yields with mid single digit declines on average. These trends will be addressed when we implement our market based management approach particularly integrated services. However, we are seeing good retention from our latest broadband offer which is a bundle of various products.
     Let’s turn to expenses. As I mentioned operating expenses were up 6.8 per cent with the major driver being labour up 9 per cent. I just want to explain labour a little bit. Redundancy costs, as I said earlier, increased by 78 per cent as we begin the staff reduction program. As I said earlier without that increase in redundancy, the expense growth would have been about 5.6 per cent.
     Our total head count including contractors now stands at 51,000 down 1,000 from the 52,000 detailed on the strategy day. Salary increases, inside that growth of 9.1 per cent, were 45 million as award employees received two pay rises, two and two and a half per cent and individual contract staff salaries increased 3.8 per cent on average. Rounding out the labour growth was a 59 million increase from controlled entities owing to a full six months of costs being incurred from some recent acquisitions earlier in the first half and of course there were some higher salary rates and employee number increases in some of the controlled entities. For example, KAZ where some major contracts were won and needed to be supported by staff of course. So to be clear, redundancy was 4 per cent inside the 9 and labour expense and labour expense growth was 3 per cent from within the controlled entities being added and some staff increases in those controlled entities.
     Turning to the goods and services, the increase of 3 per cent in goods and services purchase was driven mostly by higher network

09.02.06	- 11-	Telstra Briefing
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payments, again from a full six months of the offshore acquisitions incurring network out-payments and some increase in domestic network payments. Service fees were up in line with the pay TV revenues whilst handset subsidies increased due to higher take up of subsidised handset plans. Handset subsidies were $211 million in the half.
     Other expenses as you can see from the slide increased by 8.4 per cent or 156 million mostly related to increase in service contract expenses. That was contractors, not contractor, staff but contractors focussed on network rehabilitation. That was about 54 million of the increase. Maintaining the new 3G network, the 2100 network, about 18 million and there was about $38 million related to activity in the broadband growth and now the new strategy.
     Currency costs are higher as hedge gains in the prior year related to the Reach capacity pre-payment are not available to us of course in this year.
     Capex, let’s have a look at capital expenditure. Operating capital expenditure increased 8 per cent largely due to the $312 million instalment payment made to Hutchinson as I described earlier. The other main driver is the increased international cable capacity that we required to support the increasing demands for data and high bandwidth driven by the broadband penetration, and of course a lot of internet traffic goes to the US and we needed to purchase that capacity.
     The remaining CAPEX categories were well controlled with declines in customer access and software as we redirect as we said we would on the strategy day, CAPEX to our knew strategic priorities. Depreciation and amortisation was up 4 and a half per cent as the asset base expands to support broadband and mobiles. Partly offsetting the overall increase was a review of service lives which did reduce depreciation on switching and other equipment. For example, our GSM — 2GSM life was increased a year as some of our earlier GSM equipment was reaching end of life but still in use, for example.
     But let me remind you that the new strategy will impact depreciation and amortisation in the second half as we have signalled to you. As we take elements, old elements out of the network, depreciation will accelerate.
     Our guidance for full year ‘06 cash operational CAPEX including offshore so domestic and offshore is in the range 4.8 billion to 5.1 billion which is consistent with what Sol put up there earlier. It does include spend in this fiscal on strategic initiatives.
     The board has declared an interim dividend of 14 cents per share and a special dividend of 6 cents per share as I guess was expected. While we are not continuing with our capital management program, we have signalled our intention to pay a 20 cent fully franked dividend per annum over the next three years, of course, being subject to the normal board

09.02.06	- 12-	Telstra Briefing
Transcript produced by WordWave International

considerations of performance and cashflows etc.
     When looking I guess at the broker forecasts our relative dividend yield still look attractive versus our competitors. You will recall we reset our target financial parameters on the right-hand side of this slide at our strategy day session. We are currently well within or below the target bands and have the required capacity as we progress through the transformation and strategy implementation.
     Free cashflow; let’s take a look at that. The free cashflow has declined 4 per cent as a result of a number of factors. The graph shows declines in the operational categories of EBITDA. Increases in working capital, tax and operating CAPEX as I’ve mentioned the increasing CAPEX earlier. It has been partly offset though by improved invest in CAPEX position. We have haven’t been making as many acquisitions this half just gone as we did in the prior corresponding period.
     The key working capital position was driven mainly by higher debtor and lower credit balances that really are timing related and an increase in inventories of handsets and construction equipment. We did take some advantage of some price bulk pricing on handsets and built up our inventories as well as preparing for the Christmas period, and we are starting to get equipment in warehouses to begin a fairly large construction program. The increase in tax pages relates to a final payment for the ‘04/’05 tax.
     Our international subsidiaries, our key international subsidiaries continue to operate in fairly difficult conditions. In Hong Kong, CSL is pursuing its 3G strategy in an environment of intense competition, for local voice revenues in particular. At the EBITDA level the result was flat with margins being maintained. The recently announced merger with New World will generate improved returns as we get some synergistic benefits and may be the start of more consolidation within a very crowded market.
     Telstra Clear in New Zealand continues to grow its top line at the retail level. Recent activity has seen increase in consumer and SME revenues. However, this has also led to increased costs at the labour line which has resulted in a decline in earnings and margins. Recent developments on the regulatory front in New Zealand could assist in providing more certainty for Telstra Clear and of course we are active in that market on the regulatory front.
     Let me just quickly turn to the outlook and specifically on ‘06. Our guidance for the full year is unchanged from our December update after our decision to put fibre to the node access on hold. We expect EBIT to decline still 7 to 10 per cent. That’s the underlying business performance EBIT, so before the strategic overlay. And then including the strategic impacts, we expect EBIT to decline 15 to 20 per cent, and as I mentioned before if we do take a redundancy provision we satisfy all the appropriate rules. That will see an EBIT decline between 21 and 26 per cent.

09.02.06	- 13-	Telstra Briefing
Transcript produced by WordWave International

     As Sol discussed earlier, the transformation is underway. The initiatives are on track and while there is an enormous amount of work ahead there is a real sense of urgency in the work and around the work to be undertaken. The regulatory caveat I guess remains and there are still some key ACCC and/or government decisions outstanding, and as I say, fibre to the node access remains on hold in the current environment. Notwithstanding this, we remain committed to improving long-term shareholder value.
     Let me recap now on some strategic targets. As you know there was a lot covered back on 15 November and the next slide is an aim at sort of summarising our goals. While fibre to the node is on hold, elements of the next generation network continue in order to modernise our core network. We have set some aggressive technology transformation targets, but there’s a real sense of excitement in the operations group, the technology group as they set about their task of ridding Telstra of the complexity that Sol earlier described.
     The principles of do it once, do it right for the customer, do it in an integrated way and do it at the lowest unit cost are now ingrained in every technology decision. Our strategic market initiatives, the key plank in changing Telstra into a customer driven organisation, there has been an incredible amount of work done and Sol went through some of that work in gaining an intimate understanding of our customer needs. We are putting the customer at the centre of everything we do and this will be reflected through improved market shares, higher ARPUs and reduced churn.
     There’s no doubt our targets are aggressive. We will provide our customers with much more, much more, than they have today. We will grow the business on four fronts, migrate customers to higher value platforms, shift the customer mix towards higher value customer base and deliver true integrated services and adopt new value added services.
     The next slide shows the major targets in the business and government segment. That is moving from a pure carriage player to an integrated services and solutions provider, and they have made significant inroads there. The B&G segment is already delivering on some of these targets you see before you. In December we extended our successful strategic partnership with Westpac for another five years. So our aim towards longer term contracts you see in the middle of that slide with Westpac as an example has occurred. It’s worth approximately $400 million and has already produced significant innovation particularly in areas such as voiceover IP where Westpac now has the number 1 capability of any Australian corporation.
     We recently also won a new five year contract through KAZ to provide an estimated $200 million worth of IT services to the Department of Defence, again, looking through that relationship to provide IP services and so on.

09.02.06	- 14-	Telstra Briefing
Transcript produced by WordWave International

     We had big plans for Sensis and BigPond as you’ve heard several times now. Sensis is aiming to almost double its revenues in five years. We have set BigPond aggressive market share targets as we get our marketing and integration of services and unique differentiators rights. As I’ve said, we have increased our share over the last two years of 6 per cent. Finally, of course, our wholesale business will continue to improve service levels to our important wholesale customers.
     So with that, let me leave you with our key messages; product revenue trends continue, half one business performance is in line with our guidance. ‘05/’06 EBIT guidance has been adjusted for the fibre to the node on hold decision but we are setting the foundations to successfully execute the strategy.
     Thank you for listening and Sol and I will now take questions. We will just move across here and open the floor up for questions. Thank you very much.
SOL TRUJILLO: Okay. Why don’t we go ahead and get started. Tim.
TIM SMEALLIE (Citigroup): Good morning Sol, good morning John. I guess a fairly straightforward result that we have just seen. It only incorporates I guess effectively six weeks of the new strategy so it’s effectively old news but the trends remain the same. Looking forward, you touched on the segmentation analysis and the market based management. You outlined you have done the segmentation. When do you think you will be in a position to implement that analysis within the system? So to deal with the offensive from your competitors is my first question and when you’ll have that up and running.
     Secondly, looking at the 3G strategy, obviously going down the 850 path has some implications for iMode. If iMode was shelved, what sort of investment would you have to make in Telstra Active to provide I guess a fully functioning service platform for content? And thirdly, probably a question for John, just looking at the finance costs continue or appear to continue to grow if we could get some colour on that.
SOL TRUJILLO: Okay, let me take the first two and John will take the third. In terms of market based management, the way I think about the implementation because we are about to begin implementing, it’s in two pieces, two steps. The first one is about all the research has been done now. We have identified our segments and now we have to equip our sales channels and our marketing teams with that knowledge, that information and that that kind of set of strategies that are happening.
     I can tell you that David Moffatt is passionate and is as engaged as you would ever want in terms of that step now working with Bill Stewart and the team that’s been doing that. So it’s imbedding all of that capability but also reorganising how we go to market. And I can tell you that David in the next few months is going to be working that very hard. I mean, he is — I’m pleased with the progress that they are already launching. Literally the

09.02.06	- 15-	Telstra Briefing
Transcript produced by WordWave International

day that Bill finalised some of the work, David is already wanting to get started so that’s terrific.
     The second piece of it though is we have to go in with our IT systems and literally tag our database. Right, all through all the legacy systems and all the process, so that is going to be a 18-24 month kind of thought in terms of kind of really enabling. Every time that any customer interacts with Telstra, there is all this knowledge, all this data available in addition to our knowledge in terms of their positioning with the segment.
     That’s a bit away, but that doesn’t stop us from beginning implementation given how we would segment, knowing value propositions for each segment and every micro segment as we go forward. And then packaging some of our innovations and applications around that. So that’s relative to MBM. We literally, next time we meet, we will have talked about some of the implementation both in the consumer and the SME portions of our business.
     In terms of iMode and its relevance, clearly it’s a relevant part of our business today and it has been relatively successful now that we have got kind of the handset manufacturers aligning with some of the strategies that David and the team have had in place. It will continue to be part of our strategy but it’s not going to be the only part of our value add services strategy going forward.
TIM SMEALLIE (Citigroup): Looking at the providers of the handsets if you are going with Ericsson and Motorola, they’re not effectively supporters of iMode so if they are the ones that are providing you with the quadband handsets iModes are effectively are not going to be offered on the 850 platform?
SOL TRUJILLO: Well, I think in terms of what people are showing on their shelves today, it may be a little bit different than what others are looking to go going forward. I have been engaged, David has been engaged, Holly Kramer has been engaged over the last few months in terms of some conversations with a lot of the handset manufacturers and I don’t want to disclose anything yet because it’s competitive information in terms of how we intend to deal with that. But let me just say that we will continue in terms of our iMode path. We are continuing to work with handset manufacturers in terms of making what I would call the interoperability work appropriately, but I would also say that as we look medium term, long-term, we are also going to be aggressive about some integrated services applications, capabilities, when we think about the kind of seamlessness between our BigPond platform and our mobile platform and I think you will see some, pardon the expression, cool stuff.
TIM SMEALLIE (Citigroup): Are they going to be off-the-shelf platforms or are you going to have to invest in Telstra Active to deliver that?
SOL TRUJILLO: No, we are not, you know, as Greg has made clear back in November, we are not doing one-off things. We are looking to leverage what

09.02.06	- 16-	Telstra Briefing
Transcript produced by WordWave International

we have and as we are re-architecting we designing in, we are designing in what we want so we don’t have to do all these bolt ons that have historically happened not only in Telstra but in a lot of telephone companies around the world. John.
JOHN STANHOPE: Tim, to answer your question about finance costs, finance costs increased in the half. They will continue to increase. You may notice from our balance sheet that the net debt position went up about a billion dollars and as a result our finance costs will continue to increase. We are moving towards the financial parameters that we set out on the strategy day as we invest in this transformation. So yes, finance costs will be part of the operating expense or the cost line.
TIM SMEALLIE (Citigroup): I guess I’m looking at the rate you’re paying as opposed to the actual cash amount. It seems to be accelerating quite drastically.
JOHN STANHOPE: Well, it fluctuates. As credit ratings are given and so on, currently it’s averaging around 7 per cent over our whole portfolio.
TIM SMEALLIE (Citigroup): Okay, thanks.
SOL TRUJILLO: We are going to alternate between here and Sydney and Melbourne so we will take a question from Melbourne.
RICHARD LONG (Deutsche Bank): Good morning. Just a question on Sensis. That was billed as being a major growth platform. Sales perhaps in some of the traditional products are a little weaker than we had thought, so were margins. Going forward, how do you see some of that mix changing? Are we going to see a continuation of margin erosion in that business overall as the product mix changes or will there be some stability in margins; and secondly, in terms of growth and solutions, at 3.7 per cent, that’s perhaps a little lower than the industry overall, what steps do you see being taken to get that back to perhaps industry growth?
SOL TRUJILLO: In terms of Sensis and some of the traditional products and margins in growth rates, I think that going forward you will see that our growth rates will hold, if not increase. And secondly, in terms of margins, you will see them improve. Part of the certainty or confidence that I have in terms of the numbers is I know what Bruce Akhurst has already put in place. Some of the strategies in terms of some of our campaigns on the Yellow Page side as well as the White Page side. Some of the product innovation that’s continuing to come in those product lines as well as some of the restructuring that he has been doing in terms of the business so he has been aggressive in terms of driving costs out, whether it be in terms of just pure head count or in terms of some of the partnering and contract agreements and relationships that he has in place.
     So, Richard, you will see I think going forward, continued growth in terms of those product lines and perhaps some increase in growth as well as equal to, if not, better margins and then relative to the solutions.

09.02.06	- 17-	Telstra Briefing
Transcript produced by WordWave International

JOHN STANHOPE: Richard, I will just make a comment on solutions management. Yes, it was 3.7 per cent. You will see that improve as we have been quite successful in the business and government space recently. I only mentioned two large contracts. Westpac is an extension but the Department of Defence is new and there are other new contracts that we have just won. I just didn’t go through a comprehensive list, but that will add to the solutions management revenue growth over the next half and therefore the full year.
SOL TRUJILLO: Just to supplement with one other comment on that, Richard, that is a core part of our strategy going forward. We are working on the enablement. We have clarified our whole product management structure recently by appointing Holly Kramer as an individual in charge of our product management, and now I think you will see in addition to what John covered with what David Thodey has been doing on the large customer side of the equation, you will see that become more pervasive throughout the business. Okay.
JUSTIN CAMERON (Credit Suisse): Just two questions, one for Sol and one for John. Sol, at the start of the presentation you made comment in relation to the mobile market, in particular, your expectations of Telstra to accelerate growth again. Obviously that’s in the face of results you have seen out at Optus yesterday and the commentary in relation to the impacts of bucket plans and the like. Can you provide just a little bit of colour on where you expect to see the growth coming back through for Telstra and why?
          Secondly, just for John, can you provide a little bit more colour on the cost out strategy? I suppose in the first half we saw a little bit of opportunity coming through on the labour side of obviously 1,000 employees coming out over the 12 month period or the six month period, what kind of colour can you provide over the next 12 months, redundancies, direct costs, just a little bit more flavour on that obviously because we are just sitting out there at the moment just trying to work out where we are going with those numbers.
SOL TRUJILLO: Okay, Justin, I’ll start and then turn it over to John. Relative to mobiles, I think you are going to see with our segmentation work, we are not going to share our segmentation because we are not going to share competitive advantaged information here, but you will see that in the consumer side and in the SME side we are going to have much more precise knowledge of who to target with what offers and how much. Because as you think about the big bucket plans, you know, it’s kind of throw it out there and hope, you know, see who comes and see who buys and if you are a person that spends a lot more than what that bucket is, you generally tend to go buy it. Well, that’s one way to do it but it’s highly dilutive in a lot of cases, and for some that’s a low market share player it might be helping them grow to some extent. In our case, we have to be much more selective by segment in terms of what is the driving value proposition. Sometimes it is priced, sometimes it’s more than priced in

09.02.06	- 18-	Telstra Briefing
Transcript produced by WordWave International

terms of integrated features, some of the simplicity of experience and other capabilities.
          Now, that’s not to say that we won’t have some pricing packages but they will be more targeted in terms of some of the segments. Finally, in terms of when we think about the long-term or even medium term relative to our mobile strategy, the reason why we decided on the 3G HSDPA play is to advantage ourselves. We are going to advantage ourselves by having the first and best and most complete, most ubiquitous broadband wireless capability in the country.
          Secondly, with the 850 spectrum, we are going to have better indoor coverage than anyone else in the country and we are going to market those advantages. Now, those are common knowledge, they should be common knowledge in terms of capabilities. But as I now have lived here for, you know, a little bit longer than six months, there are some opportunities for us in terms of marketing better our advantages and actually building out some of the advantages that we are looking to deliver in the market.
          On top of that, we have some other initiatives that you will see us play out in the coming months and I won’t say anything more than that.
JUSTIN CAMERON (Credit Suisse): If I just look at trying to translate the revenue growth going forward though for the business, I mean, are we looking to expect 3 and a half per cent growth, 4 per cent growth or when you are saying acceleration, are you anticipating 5 to 6 per cent growth over the 12 to 18 months? Is that how I should read it or ...
SOL TRUJILLO: I think you will see in a relative sense, I’m not going to give you a number per se, but in a relative sense, you will see that our relative market share should get better.
JOHN STANHOPE: And, Justin, colour about costs. Let me just focus on labour for a moment. 1,000 reduction over the first half as you would understand takes a while to flow through in your salary line and so on. So that will take some time. I’ll just add again around labour that we have given an indication of 6,000 to 8,000 staff reduction over three years. Obviously we are trying to bring as much of that as far forward as we can. I’m not going to give you a number or a number for this fiscal year but obviously the sooner you can sort of rationalise and become more efficient and productive, the better because you get that translated into your labour costs.
          A lot of it, however, does depend on IT transformation and having fewer screens out in the front office and so on. So there is a sequential well-planned program to take the costs out of the business. But there are those dependencies, there’s no doubt about those dependencies. In the other sort of cost areas, I mean, network payments for example are now in this half, a billion dollars of our costs, a large number. So, you know, we are doing things within our marketing initiatives to get more on-net traffic

09.02.06	- 19-	Telstra Briefing
Transcript produced by WordWave International

and so on. So there is a whole range of costs programs. In fact, you know, there are hundreds of cost programs that we monitor all the time as to the achievement of these programs so ...
JUSTIN CAMERON (Credit Suisse): Maybe just on other costs then, and Sol made mention of it at the start was — I can’t remember the number of leases that were cancelled over the last 12 months — 15 leases. I mean, the property lines is what, 800 million odd a year, what kind of opportunity is there over the next 12, 24 months for that to reduce?
JOHN STANHOPE: There is still further opportunity. I mean, we are consolidating our commercial properties. We have just completed a megasite in Broadmeadows that has combined a number of depots for our field force. We will continue to take those sort of actions so there’s plenty of scope.
JUSTIN CAMERON (Credit Suisse): Thank you.
SOL TRUJILLO: We have some people lined up in Melbourne as well so we will go — we will alternate here as I said and we’ll move over to Melbourne.
PATRICK RUSSELL (Merrill Lynch): Look, just three questions, firstly, in relation to PSTN, I just wanted to get a little bit more feel for the second half in light of the wholesale price increase. Would we expect second half PSTN revenue to improve or do you still think the underlying trend will be the same including that price increase? Secondly, in mobile, I don’t know whether you can provide some detail in terms of what share cap plans are taking in terms of the net subscriber additions so the market average seems to be ranging between 30 and 50 per cent. In light of that, is it fair to assume that the voice revenues which were flat in the half will actually start declining as a consequence of caps becoming a bigger percentage of the base; and the third question just relates to Sensis. The revenue target to double over five years is a big plank in the total revenue growth on a sort of a five year strategic plan basis, and given that’s a high margin business it’s going to be important in terms of driving the additional profit, just trying to get a question that or get some more detail on the issue of acquisitions because that was mentioned at the strategic plan that there may be some acquisitions in that to bulk that number up, and given the enterprise revenue multiples of publishing and Internet assets which are high, you could be looking at spending potentially quite a bit of capital in acquisitions in that space in order to meet that revenue target which may or may not be encompassed in your overall CAPEX envelope?
JOHN STANHOPE: I’ll take the PSTN question first, Justin. I guess everybody will recall that on 11 August I said when asked the question where did I think PSTN revenues were going that I said the decline of about minus 3.4 per cent in the full year last year may at least double and at the half minus 7.6 per cent is a little more than that. But to your point, I would expect it would be somewhere around where it is for the half given what you’ve just described, the wholesale access increase, so really, I’m not changing much the guidance that I gave back on 11 August with respect to

09.02.06	- 20-	Telstra Briefing
Transcript produced by WordWave International

PSTN decline even though there’s been a — in the first half — a 7.6 decline.
          With respect to mobile voice pressures, and will it now decline given it has been flat in the first half, there is no question that the increased take up of capped plans does put pressure because of the amounts of free minutes within those caps. So, look, I wouldn’t want to predict any level of decline just to say voice continues to be under pressure. Having said that, I mean, we are very, very focussed on wireless data and wireless cards in particular and blackberries and we are pushing hard on that, what was a 14 per cent growth in the mobile data area. So the value added areas of mobiles to compensate or even improve our mobile position is where we are focussed. Sensis, did you want to take the Sensis question?
SOL TRUJILLO: In terms of Sensis, as we outlined back in November, we did talk about some acquisition activity for growth but it’s all within the capital plan that John outlined there so there’s nothing out of plan that is anticipated and nothing out of plan assuming whatever the multiples are for any acquisition that would change our guidance that we gave. Here in Sydney.
LIANNE LIM (Westpac): Sol and John, just two questions. Number 1 John mentioned earlier about the ACCC decision. When do you expect the ACCC to make its decision regarding your latest unbundled local loop undertaking, and in the more general terms of what do you expect would be the regulatory outcome and the impact on your financial parameters? Number 2, in terms of a public debt rating, John had mentioned earlier I think back in November about how your financial parameters are in line with a single A level, what is your commitment to a single A level and under what circumstances would you allow a move to a triple B rating?
JOHN STANHOPE: Okay. Firstly, the ULL decision. We have launched an undertaking but there is another process in place. The government has asked for the ACCC to review and consider Telstra’s position on U LL. They have until the end of March and we hope that it happens earlier than this to give their considered view to the government. So there are two elements going on.
          I suspect that the undertaking decision won’t happen until the whole review takes place but I may be wrong. I mean, there may be some posturing take place, but there is a process that is going through to hopefully rationalIy consider our position that ULL prices, wholesale prices should be averaged at $30 which is our cost.
          To your other point about debt, yes, we are well within the parameters of the single A band. We have deliberately set those financial parameters where we are and we intend to manage the business, given the performance and so on within the A band. There is no suggestion that this company wishes to go outside the single A band.
LIANNE LIM (Westpac): Thank you, John.

09.02.06	- 21-	Telstra Briefing
Transcript produced by WordWave International

SOL TRUJILLO: We will take a question in Melbourne.
CHRISTIAN GUERRA (Goldman Sachs JB Were): Good morning, I’ve just got three questions this morning. Firstly John, just on DNA, do you mind just outlining please the benefit that you received from the increase in the service lives? Secondly, just on the fibre to the curb rollout, you are saying it’s on hold but I’d just like to understand how realistic that is as a strategy going forward given that we are looking at a situation where your broadband network may be capped at speeds of right now it’s 1 and a half meg but maybe up to 5 or 6 meg and that to me appears to suggest that Telstra will be at a competitive disadvantage going forward versus your competitors.
          And thirdly just a question on margins. You’ve got a great chart in the pack, I think it’s page 20, where you outline the growth in the new generation services versus the declines in the traditional services like PSTN and data and ISDN. I’m just wondering whether it’s time now to start perhaps lifting the veil on the company and start giving us margins by product line because with the sorts of declines we are seeing in big parts of your business, I think that’s the sort of information that we need to analyse the company going forward. Thanks.
JOHN STANHOPE: Okay. Let me, at the risk of boring the room, let me go through the depreciation amortisation impacts. In the impact in December half we did extend the switching asset life by a year and that had a 50 million impact. We did extend the life of SDH three years. That will come under review as we look at NGN. That had an impact of 26 million. Pair gains we increased one year, and again that will be reviewed in the second half. Network management we extended a year and that had an impact of 5.
          Now, this is a year on year comparison, so GSM last year was decreased 29 million, CDMA $4 million impact and so on and there are other minor items. The net impact, so December ‘04 to December ‘05 of all these changes is 67 million.
          Now, the other question about margins, now, it’s not normally our practice as you know, to give a lot of margin information out. We have today talked about mobile decline in margin. The margins for the whole business we have mentioned, the decline. But it’s probably worth mentioning a couple of things because there is a focus on PSTN.
          PSTN over the last two years as a percentage revenue of our — as a percentage of our total revenue has dropped from 40 per cent to 33 per cent. So a 7 per cent reduction over two years in revenue terms. PSTN margins over that same time have dropped about 3 per cent and we all know that they are fairly high margins. In fact, EBITDA margins in PSTN I’ve told you before is north of 50 per cent, somewhere between 50 and 60 per cent. But I guess that’s about as much margin information that we would want to talk about.

09.02.06	- 22-	Telstra Briefing
Transcript produced by WordWave International

SOL TRUJILLO: Let me take on the question, Christian, about the fibre — you said fibre to the curb — I think you might have meant fibre to the node question, and maybe you did mean curb. We have not had any plans to do a fibre to the curb build. What we described in November was a fibre to the node build that we thought would enable us as an element, enable us to move on to what we would call the next generation network. That’s all covered. That’s all, you know, we have talked about that so I won’t get into that.
          The question that we talked about back in November was the economics of doing it. Clearly under the proposed economics that we saw at the time from the regulator, the economics did not work and that’s where we basically said under proposed unbundled local loop the average prices of as low as $8 or $9, you know, in zone 1 and $13 or whatever it might have been in zone 2 just doesn’t work so it’s not a good use of shareholder money so we put it on hold.
          In terms of the competitive portion of your question, I guess I don’t think we will be disadvantaged in any way because last time I checked nobody else was building fibre to the node capabilities in this country. Nobody else was building fibre to the curb capabilities in this country. So in terms of the supplemental investments on DSLAMs and technologies associated with it, you know, nobody will be doing anything that we aren’t doing and as a matter of fact if you look at our results which you know in this space are dramatically better than perhaps anybody that you want to compare us to, I think we are on the right path. We have got the right strategy. By the way, it’s not just about the speed, it’s also about the services and the experience that we are going to deliver as well as part of our differentiation. Okay. Go here to Sydney.
DAVID WILSON (JP Morgan): John, if you could give us a feel for the increase in wholesale subs during the December quarter because obviously that was a particularly strong part of the result. You gave us retail subscriber increase during the quarter and I was wondering if you could give us a wholesale number as well.
JOHN STANHOPE: For broadband you mean?
DAVID WILSON (JP Morgan): For broadband, yes. Obviously probably a bit nervous over at Optus this morning given your numbers. The second point is if you could give us a feel across the different sectors from sort of corporate SME and the consumer market, just what the revenue trends were like and finally to Sol, when you joined you remarked on the fact that wholesale revenues were growing by 11 per cent and I think retail revenues at that time were growing at 1 per cent. Since then, if anything, wholesale revenues have actually accelerated, so just if you give us some insight on how you feel about that, whether it fills you with joy.
SOL TRUJILLO: Okay. Let me start with the latter part of the question and then John will get into the numbers piece. In terms of the revenue mix

09.02.06	- 23-	Telstra Briefing
Transcript produced by WordWave International

between retail and wholesale, obviously I’d think we have a much healthier company going forward if we had a much better balance in terms of retail and wholesale growth. I am a believer in wholesale growth and I believe that if we are the best underlying infrastructure network provider, people will stay on our network and use our network and we can have healthy margins in terms of that part of the business. So I think I’ve said that all along. I believe that in my prior life. I still believe it in this life in terms of this business called Telstra.
          However, do we need to be better at competing at the retail level? Absolutely. Having flat growth to negative growth is not a good thing. It’s not a healthy sign and most of that is driven by this PSTN phenomena and we uniquely carry that PSTN phenomena as the local incumbent telco. You put that aside then and you look at how healthy are we when we look at mobile growth, when we look at broadband growth, when we look at our enterprise growth versus our competitors. When you look at all the elements of the business, I’d say we are healthy but we need to get healthier because I don’t like being in the business of what I call going after empty calories, stuff that just doesn’t create margins and isn’t good just because you count it as growth.
          The growth you are seeing in BigPond today is good healthy growth because it creates a platform for other services. When you look at our mobiles growth which I say is kind of okay but not great, we are going to be building more supplemental capability to muscle up in terms of how we are going to go to market, and that also then gets to some of the other products and features that Holly Kramer and her team are now working on in a very focussed way. And then finally, it gets back to market-based management in terms of how we differentiate on services and integrating the way customers want us to integrate. And everything that we are going to be doing now isn’t just about product centric view, it’s really a customer centric view. And my experience wherever I have been and you can pick any great company in the world in other industry sectors, those who know their customers better than anyone else always have better margins and generally have better growth. So we are going to be working on that, not happy about the mix day. Can it be better? The answer is yes.
JOHN STANHOPE: David, I just don’t have at hand the quarter numbers, but 611,000 was the increase on prior corresponding periods. So in the 12 months, 611,000. I am trying to recall, I think it was about 120,000 in the quarter for wholesale. If that’s not accurate I’ll let you know.
DAVID WILSON (JP Morgan): Okay, thanks. And the mix across the different industry sort of — sorry, customer segments in terms of corporate consumers and SME, just revenue growth?
JOHN STANHOPE: In terms of revenue growth, across the fixed network it’s sort of fairly evenly spread negative but in the mobile sector SME is still fairly strong. Consumers — they are all positive businesses, slightly positive.
DAVID WILSON (JP Morgan): Thank you.

09.02.06	- 24-	Telstra Briefing
Transcript produced by WordWave International

SOL TRUJILLO: Okay, we are going to go back to Melbourne.
TONY WILSON (UBS): Just a question on guidance. Given that you came in at the low end of the minus 7 to minus 10 per cent range in terms of operating performance, I’m just wondering why you didn’t actually narrow the guidance for the full year. It actually leaves a lot of scope for the second half, and I would hate to think that we are going to end up with a minus 12 or minus 13 per cent figure in that second half, and related to that question is there an underlying concern that perhaps consumer VOIP might start having a bigger impact on those PSTN revenues in terms of consumer VOIP, hardware costs, quality of services and just savings for the consumer now being at a point where it’s a lot easier to justify making that investment?
SOL TRUJILLO: Well, I think John was — I thought he was clear in terms of the guidance for the year relative to PSTN which is the guidance hasn’t changed from what he said in November in this 7 plus per cent range on the decline in PSTN. That’s number 1. Number 2, in terms of are we concerned about perhaps further acceleration associated with VOIP and service providers in that space, obviously we are concerned but concern doesn’t make, you know, it’s an interesting statement, but does it change our guidance for the second half? The answer is no. We will have our own alternatives. We will have our own competitive strategies and we also acknowledge the reality of some of the players moving into the market with perhaps some improvements in some of the technology and obviously the attractiveness of prices.
          But that does not change our guidance or change us in terms of the track that we are on with our competitive plans that you will see play out again over the coming months and the next couple of years.
TONY WILSON (UBS): Given that the PSTN guidance is largely unchanged, I’m just not sure why you haven’t narrowed the overall operating performance guidance?
JOHN STANHOPE: I think it’s reasonable and this is why we have kept the range 7 to 10. I mean, there are some regulatory decisions still pending and if we were to get, say, an unfavourable ULL, there may be some impact in the remainder of the fiscal year. So, 7 to 10 per cent range is where we are and we are at the bottom end of it now and you could expect, given what we have said about PSTN and so on, that without any external interferences that we might remain near the bottom end of that guidance but it’s ranged because there could be unforeseen external factors.
TONY WILSON (UBS): Thank you.
SOL TRUJILLO: Next question here in Sydney.
MARK McDONNELL (BBY): I have two questions. The first is that there appears to be a discrepancy between the stated 1,000 departures in the redundancies in the presentation and the information contained in the

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statistical data summary where the reduction in full-time staff and equivalents is shown as 302 so there appear to be 698 missing persons, and I’m wondering firstly if you can clarify what that is.
          The second question is in relation to non-performing assets. I appreciate that with CSL you’ve brought some money home out of the merger but you have talked about continuing deterioration in Telstra Clear. It’s a non-core business, its performance historically has been poor; it’s deteriorating. At what point within the strategic plan does the rubber hit the road on the rhetoric about we are only in businesses that make money with respect to non-core, non-performing assets?
SOL TRUJILLO: Do you want to take the first part?
JOHN STANHOPE: I shall, yes. Okay, let me be clear about the head count. The 302 number in the material is a December to December so this is a half year announcement, it is half year on half year. The 1,000 people reduction including contractors I referenced today and Sol referenced is since 30 June. Let me be even more specific so you can reconcile back to published data in our financial highlights, the full — and this is from the 30th of June through to 31 December. Our full-time staff reduced from 42,523 to 42,034 which is a reduction of 489. And you will be able to reconcile these numbers.
          The full-time equivalent staff reduced from 46,336 from 30 June ‘05 to 45,876 on 31 December ‘05 which is minus 460 and with the inclusion of contractors, our numbers have gone from 51,764 which is sort of — we round it up to 52,000 at the strategic announcement, to 50,704 which is a change of 1,060 and we call that 1,000 today.
SOL TRUJILLO: Okay, relative to the question about designated non-core businesses, I think the real starting point is whether they are non-core or not. If you think about Telstra today and we have kind of the country, the geographic physical element of Australia, we have over here, we have New Zealand as part of the extension of our relationship with business customers, and it is important in terms of what we are doing there in extending services for some of our major businesses there.
          So is that core? It is. If you think about the undersea cable business and the partnership that we are part of there, if you look now and I don’t know if you were at our presentation in November, and you think back to one of the charts that Greg Winn showed in terms of the amount of traffic that is growing and it’s (inaudible) the ability to, one, have a network here domestically and also a network that enables us to send the traffic wherever people are sending their traffic to in a cost effective way, is very important so part of the definition of that business is no longer about doesn’t make money per se in a commercial sense but it’s also part of how do we keep our costs low or at best in class points as we think about the total cost of operating our Australian business.
          So as we think about each of those two, it’s about how do we

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continue to improve our performance because they are relevant to our core business. In the case of CSL, that is a business where there was a transaction at a single point in time that people could have said, you know, that perhaps was — there was an overpayment of money for the assets received. That has passed. There have been write-offs, there have been other actions taken. The question now is going forward, how do we optimise the value of the asset that we hold? And can we do that and get, if there was a future point in time where there was a sale, can we optimise that point or is there a leverage there in terms of an expansion strategy for a lot of the capabilities that are part of this business.
     My belief is that that’s part of what is still on the table as we strategically continue to look at CSL and improve the relative value position of that business. And that’s the way we are managing at this point and it will continue to evolve.
MARK McDONNELL (BBY): So is the short take-out of that, no planned divestments?
SOL TRUJILLO: No planned divestments in the near term.
MARK McDONNELL (BBY): Thank you.
SOL TRUJILLO: Thank you. Okay, we will take one more question in Melbourne, we’ll take one more question in Sydney. So over to Melbourne.
IAN MARTIN (ABN Amro): Thank you. Just on your decision to put fibre to the node element of the NGN on hold, a moment ago I think you were saying that that’s because you didn’t like the prices, price structures that apply to access. I don’t know if that debate has moved on because previously it was a decision that you wanted a complete access holiday in order to make that kind of investment. But more generally, wouldn’t there be a set access prices and access price structure under which it still made sense to go ahead with that investment, and wouldn’t be it worth having a conversation with the ACCC about what those prices might be? In particular since August they have had to take into account the risk of investments, it might be some kind of risk sharing structure in access prices that made sense?
SOL TRUJILLO: Ian, I think the logic of your question is appropriate in the sense of should we always been mindful of changes in position? I think that’s the take-away from your question. The answer is yes. But now let me be clear about our position to date given the knowledge that we have in hand to date.
The statement about putting fibre to the node on hold is associated with what we know on two things that are in play. One is the current philosophy around pricing for access when you look at unbundled local loop pricing. Now, the proposed prices by the ACCC in their recommendations of the document that was prepared last June or May or whenever they prepared it, does not indicate a favourable pricing environment and cost recovery environment for Telstra.

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     So that is a philosophical approach, but it is a factual approach on their part. We do not believe it is in our shareholders’ best interests to invest in kind of core plant capabilities where we can’t recover our costs. That is a philosophy that’s in place with the ACCC’s proposal today. Now, as you state, there has been some direction given to take into account the full costs across the whole country etc. etc, and we are yet to see what the ACCC will come back with in terms of their recommendation.
     So I would say no decision is permanent. However, the principle that I outlined earlier today of protecting our shareholders’ interests of not investing in things that we lose money in going forward is a principle that we will continue and so we have yet to see what the recommendations are. We have yet to see what the outcomes are, and obviously we will always be hopeful and we will engage in whatever constructive dialogue we can engage in to make sure that as we like to think, putting in place the kind of infrastructure that all of Australia deserves, that’s Telstra’s position.
     Our position at the same time is we are not in business to take our shareholders’ money to subsidise shareholders in Singapore, Hong Kong, London and other places. Our job is to project our shareholders’ interest. Okay, thank you. Sydney.
TIM SMEALLIE (Citigroup): Sol, I guess we haven’t really touched on today the biggest risk that both Telstra and the industry faces in terms of what the ACCC’s proposing. Could you give us a bit of colour, like Sunday you launched a $14.95 broadband deal, effectively $22.50 over a two year contract. 22 bucks is what your wholesale customers are paying. Are you envisaging an onslaught of competition notices on the back of that and, you know, how do you intend to deal with that?
SOL TRUJILLO: Well, Tim, first of all, everything that we do is as I just said as an operating principle, everything that we price and offer in the market is value creating for our shareholders. We go through a very rigorous review both from a product management standpoint as well as from a legal standpoint, regulatory standpoint in terms of does it meet all the tests and all the standards and all the requirements that we know of within the regulatory context here in Australia? And so when we are aggressive in the marketplace, do our competitors whinge — I guess that’s the right term? The answer is yes. Is that to be expected? Yes. Is that unique to Australia? No. You know, that’s part of the marketplace.
     Now, will the ACCC issue competition notices? I have no idea. It’s not my job to figure out what they choose to do or not to do other than it is our job to ensure that we comply. We comply with the laws, we comply with all regulations within Australia and that’s what we do with whatever pricing plan that we go to market with.
TIM SMEALLIE (Citigroup): So you are comfortable the $22.50, isn’t going to raise any issues, given that’s effectively what you are charging your competitors at the wholesale level?

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SOL TRUJILLO: I am comfortable with the pricing plans that we have in the market today.
TIM SMEALLIE (Citigroup): Okay. Thank you.
SOL TRUJILLO: Thank you. With that, we are going to wrap up here. We have other people waiting to hear the story and to ask questions and to do other things. I want to thank all of you. I just want to remind everybody that we are a business that’s going through the transformation over the next couple, two or three or four years, and we are very focussed now on creating value and driving performance and we look forward to talking to you again with our full year results. Thank you.
oo00oo

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9 February 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra’s Media briefing – Half year results
Attached is a copy of the transcript from today’s Telstra Media briefing on the half year results, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA MEDIA BRIEFING
THURSDAY, 9 FEBRUARY 2006
- - - - -
ANDREW MAIDEN: Good morning. My name is Andrew Maiden. Welcome to our audience at the Sofitel Hotel in Melbourne and welcome to those of you who are watching this via webcast. In a moment, I’ll ask Sol Trujillo to open with some remarks about today’s results.
     I’m then going to invite questions from our Sydney audience and then after that from our Melbourne audience too. If you have a question please queue at one of the microphones in the two venues and begin by stating your name and organisation. When you are queuing, if you could please avoid interrupting the line of sight from TV cameras that are on the riser at the back of the room in Sydney. So I’d like to introduce Sol Trujillo now.
SOL TRUJILLO: Thank you, Andrew. Let me go ahead and get started. Let me welcome all of you for spending the time and the interest to understand more about Telstra and the results that we have announced today. I’m going to summarise real quickly and then we will turn it to questions and answers.
     I guess the core message that I want to deliver and have delivered so far inside the company, now outside the company, is that we are in fact continuing and implementing the transition that we talked about, the transformation of Telstra which is going to be a multi-year task. In order to do that, we are taking some — what I call tough medicine to create the long-term value and to change the economic model, to change the way that we do business, to change the trends that have been in place for the last few years within the business here at Telstra.
     What we announced today is that we are on track with the

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guidance that we have given, and the guidance that we gave and the results that we have here says that our top line growth was 1.9 per cent which is basically on track with guidance. Our cost growth of negative 6.3 per cent is on track and our PSTN decline of negative 7.6 per cent is actually slightly faster than what we had guided everyone in terms of our anticipated plans going forward, and our mobiles growth was what I called or termed as just okay; not great and not bad, it’s just okay.
     At the same time, in terms of our results, our broadband SIOs were up 300,000 and our revenue was up 63 per cent. Now, those of you that might have been attending the November 15th strategy presentation, you heard me say that broadband is at the centre of our strategy and at the centre of our future, whether it be in terms of our fixed line business or our wireless business.
     We talked about Sensis in terms of part of the growth platform that we have in the business going forward and we guided in terms of 6 to 7 per cent revenue growth and they have come in at that level, and then in terms of our meeting this morning with the analysts, we talked about our transformation. I outlined several things that we have underway in terms of the business and basically that is on track.
     Now, in terms of the reporting period, we are talking about a month and a half of implementation from November 15th to the end of the year. But again, I’m encouraged by all that we have underway in the business.
     So in terms of transformation just a few examples; one is that we said that over the three year time period would reduce our full-time equivalents in the business in the range of 6,000 to 8,000. We are now down about 1,000 from the June reporting period. We have already identified about $300 million in CAPEX savings that we are redirecting.

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So, again, this is not about trying to just cut costs. It’s about finding ways to fund the core investments that we think we need to make in terms of the business.
     We have also stopped about 400 plus projects that we have determined as of low value. I think those of you that know Telstra, you see Telstra’s name on a lot of buildings and we have presence in a lot of places. We are also rationalising the amount of real estate that we have here and we have exited 15 office building leases.
     In terms of service, you know, one of the core issues for us and one of the historical issues that I have heard, you know, since the day I got here was the stories about Telstra’s service and the question is how do we improve it? Well, clearly Telstra does provide good service. It does do a good job serving the mass volumes both within cities as well as all the way out into bush but we are looking to improve the service experience even more.
     In this case relative to broadband, whether you look at the broadband growth from Telstra or you look at the broadband growth from any other player in the marketplace, we have reduced the amount of unsatisfied DSL orders by 48 per cent since August. We have halved the number of unsatisfied demand orders. Big volume, big work, big improvement. In terms of our market based management, clearly that is a core part of our platform in terms of how we go to business going forward, how do we go to market, how do we compete and how do we provide a better and enhanced customer experience going forward?
     That part has been under construction as well actually starting in the July timeframe when I hired Bill Stewart to come in and head up our strategic marketing organisation. We are now at the point during the next 6-month period where we are going to be implementing part of what

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we have identified in terms of our segmentation.
     In terms of the big change in our wireless platform, the decision that we made and that we communicated relative to the 850 3G HSDPA network, we made a decision at our board meeting on 14 November. We disclosed on 15 November and literally within a week or two, we were placing orders with the suppliers so that by now, by this month, we literally not only have engineered sites but we are going to be installing many of the sites as we think about the plan that we communicated that said we would have that turned up either late this year or early next year which would be at record speeds in terms of deployment from a perspective of anywhere in the world.
     Our IP core which is kind of the backbone network that allows everybody’s traffic to travel through successfully, we have launched the work on that and we have signed the contract with Cisco and have that underway and then finally, in terms of organisation, I announced this morning that as part of our ‘brain gain’ so to speak, we have hired another key executive into the business and her name is Fiona Balfour. Some of you have known her as the CIO formerly from Qantas; great experience, great technical knowledge and a person that drives for results and that’s part of the culture that we want here at Telstra.
     So with that, I will open it up for questions.
TONY BOYD: (Financial Review) Sol, just looking at the Sensis which I believe has to double revenue by 2010, it’s only growing at 6 per cent, is it true that to achieve that target, you’ll have to increase revenue by close on $200 million a year for the next four years which would come out at about 20 per cent compound? How are you going to do that?
SOL TRUJILLO: Well, Tony, the math is pretty close to what you said in terms of what is needed in terms of organic growth as well as how we talked back

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in November that there will be some strategic M&A activity in terms of some acquisitions that would help us achieve those targets. The key for the Sensis strategy as Bruce Akhurst outlined it back in November, is that we have a core Yellow Page business that’s still growing. It’s one of the few around the world. So if you did a search, you would find that it’s one of the strongest growing Yellow Page businesses around the world. But I believe that we can make it even stronger in terms of growth.
     Then you also have the White Pages which also is growing strongly, and again Bruce and his team have I think some very interesting strategies around how to sustain the growth that we are getting there. And then beyond that, we have our online services relative to our Yellow Pages and White Pages. That is growing strongly as well. We have one of the strongest growth rates of anywhere if you benchmark again around the world relative to that. So that’s the first wave.
     On top of that then, Bruce Akhurst talked in November about our search and since then our transaction services business. So if you think about all the searches that people in Australia do trying to find businesses, trying to find products, trying to find whatever, we are at the centre point, and as data at that point in time showed that we actually do more searches in Australia than anybody including Google and our growth rate in terms of searches was faster than anybody’s including Google.
     But beyond that then, since then we have turned up a transaction platform which to me is part of our core strategy going forward, so that actually you know with our Trading Post business, when you see something and you find it and you like it, you don’t have to just pick up the phone to call, you can actually complete a transaction given the investments that we have made there. So there’s going to be a whole

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continuum there as part of our strategy.
     Some of that will get supplemented, some of that will be organic growth that will have higher growth rates than the old traditional part of the business. So we do have plans. We are aggressive. We have been bold in terms of what we think of that part of the business going forward.
TONY BOYD: Just a quick follow up, Sol. I think in the past Sensis looked at merging with the company that owns my paper, Fairfax. I mean, you could — what potentially there’s acquisitions of companies with hundreds of millions of dollars of revenue or ...
SOL TRUJILLO: Well, in terms of what I would call traditional media, I’m not personally looking at those kinds of businesses as the way to grow because our consumer behaviour is changing. In the past we used to look at classifieds, in the past in terms of hard physical product solutions, people are going very much online and with what you are going to see from Telstra going forward through Sensis, through BigPond, through our mobiles business, you are going to see a very integrated look where it’s going to be very simple, very easy to get access to whatever information you want or for whatever purchase or transactions you want to make. That’s part of our core strategy and it’s going to be different than in the past.
TONY BOYD: Okay, thank you.
SOL TRUJILLO: Thank you.
JOANNE COLLINS: (Reuters) I’m just wondering if you could give an indication of where you see mobile revenue growth in the second half relative to the first, and also, on broadband revenue growth which was obviously quite strong in the first half, do you think that you will be able to sustain that level or exceed it in the second half?
SOL TRUJILLO: Okay. In terms of mobiles, obviously we are not going to give

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predictions in terms of growth rates per se. What I said this morning in terms of the analysts community when asked is I said we would improve our relative market share position in the second half. So depending upon your assumptions of the industry growth, you can do whatever math you choose, but we will be aggressive but we are going to be very focussed, consistent with the strategy that I outlined which says segment by segment by segment we know what we are going to do and we have got certain initiatives that will help us grow that part of our business better.
     In terms of broadband, obviously our BigPond business I think John Stanhope said this morning, and that was if you compare us to the next largest competitor which happens to be Optus, we outgrew them by a factor of four to one in terms of broadband. So you can see we have had a very aggressive growth rate. My expectations are that that will continue. Thank you.
JENNIFER HEWITT: (The Financial Review). Obviously the relations with the Government over the last six months have been fairly tumultuous. Do you think looking back on that period and actually looking ahead that how you have handled has been effective? Are you confident of a better outcome, and secondly, obviously the government feels a lot of pressure because of the timetable to privatisation; could you just explain how that pressure affects you if at all in the way you do business?
SOL TRUJILLO: Okay. In terms of outcomes, obviously I’m not in the business of predicting because I don’t know and I won’t try to predict what the government will choose to do or not. So have we been successful, have we not been successful? I think it’s too early to tell. The important I think part of the answer to that is given what I saw happening the minute that I walked in the door here at Telstra, it was not good outcome in terms of what I saw as the ACCC recommendation in terms of averaging and

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unbundled local loops, what I saw as the operational separation plans because what we are looking for at Telstra is more freedom to be able to compete, not less. And from a shareholders’ standpoint, let me be real clear, the shareholders are the ones that finance this business. They want us to be free to compete. They obviously want returns on their investment and it’s our job to advocate on their behalf in terms of all of those kinds of issues.
     At the same time, the good news is that customers also want a lot of new services, new capabilities and they want it simpler and they want it better. With what we have been advocating, it is all about customers as well. So there’s a nice correlation between customers and shareholders here and has that created some conflict or reconsideration and rethinking in terms of the general trends in regulatory management, regulatory outcomes in Australia, the answer is yes, but I think it’s important and I think it’s necessary.
JOHN ROLFE: (The Daily Telegraph). I just want to ask you about two subjects. On PSTN, on my rough calculations of the numbers that you provided this morning, every Australian spent about 15 minutes less on their home phone as compared to a year ago and that’s before you factor in the fact that they made 25 fewer local calls. So the local — or the home phone as we know it, is it dead?
SOL TRUJILLO: Well, John, I’m intrigued by your math here because I haven’t looked at it that way so it’s an interesting way to think about it. I think if we, Telstra, were the only ones providing that call, now, we carry the call, but if you think about the local calling, what is happening is that there are other players out there that are encouraging customers and customers are actually moving over to lower priced plans let’s call it, and

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the call volume still exists. It doesn’t show up in our revenues, it shows up with somebody else somewhere but it shows up as less revenue but it’s still a minute of traffic.
     So back in November, and I haven’t looked at — I’ll admit to you — I haven’t looked at the charts in an updated way, but back in November if you saw Greg Winn’s presentation in terms of traffic volume on the network it’s growing. Now, a lot of that is tied to broadband, broadband from Telstra, broadband from our wholesale customers as well, but a lot of it is continued to increase, so demand on the network isn’t falling off at all. Voice calling per se maybe shifting, some on the physical fixed line network over to the mobile networks. Some of that is occurring, and also then if you email maybe you don’t need to make the call and also then to a lesser extent there is the voice-over IP which is almost a complete bypass in using the internet in order to make a call.
JOHN ROLF: Hence my question about as we know it that it’s completely changed as we know it, what people have traditionally used their home line for?
SOL TRUJILLO: Well, a lot of people are still using their home phone and the challenge for us as marketers is to how do we reinvigorate the needs and the ways to do that. I think you will see some interesting approaches here in the coming six to 12 months from Telstra that will help that. But the trends are what they are and we are not going to buck the big trend. But can we make it more interesting and can we stimulate growth? I believe we can.
JOHN ROLF: My second question is about job numbers. As you said here, about 1,000 gone since June 30. I think it’s a few more, about 1,080 or so, and John to the analysts talked about how it made sense to bring forward as many of the future job cuts as possible. What should we expect in 2006 or if you want to nominate in this particular half, should we expect 2,000 to

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3,000 job cuts?
SOL TRUJILLO: Well, again, I’m not going to give a specific number because we did not provide that in terms of our guidance and we are still working through some of the designation of layer by layer by layer within the business, but trust me that it will be a much more aggressive number in the second half than what you saw in the first half and it will be consistent with all the strategies that we have outlined.
JOHN ROLF: Thank you.
SOL TRUJILLO: Thank you.
MICHAEL SAINSBURY: (The Australian) Just a question about the massive broadband take up which is pretty impressive I think on Telstra’s behalf particularly compared to Optus. With all those broadband customers, where does Telstra go with the next level of that strategy providing content services on broadband? Where are you with you know, looking at IPTV? How does that fit in with Foxtel and maybe just give us a bit of a colour on where you see Telstra fit into this whole digital home thing that we are seeing coming out of the States particularly?
SOL TRUJILLO: Okay. That again is an important question in terms of how we think strategically about the business. As you probably remember, I hope you remember Justin’s presentation back in November, Justin Milne, who runs our BigPond business. We talked about market share growth because that is core to our strategy and going beyond the high 30s, low 40s that we were at at that point in time on up higher and we will be aggressive about that because we think we have the best value proposition for consumers here in Australia; consumers in their home, consumers in their small business and consumers at the enterprise level. Not only on fixed line but also on wireless and wireless is the other element that’s emerging in terms of growth.

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     But beyond that, to your question, Michael, on content and services, I think you have seen a recent announcement in terms of our BigPond where we are doing some aggressive downloads of services, whether it be in terms of music, whether it be in terms of movies and other things, and again, some of the attendant features as you see it evolve. So you are going to see a platform here at BigPond that will become much more interesting and will become a monetisable set of circumstances on top of the physical element.
     In terms of IPTV, specifically, that’s going to get related to a bigger NGN kind of conversation as we work through fibre to the node versus not fibre to the node and as we think about other options.
MICHAEL SAINSBURY: Do you see Telstra doing a lot of the — at the moment you are doing a lot of your content sort of in-house, some of the sports rights and stuff, I think, a lot of that gets developed either in-house or through your in-house people. Do you see that sort of capability increasing inside Telstra or do you see yourself partnering with some of the other bigger content providers, and also just in terms of companies like Sony and Microsoft that have got an eye on providing this sort of digital home gateway, would you be looking at bundling your services with services from companies like those?
SOL TRUJILLO: The simple answer is yes to all the above. Some of it — I’m not trying to be cute with your question. Some of it is that we do have some unique capabilities within our BigPond business in terms of managing content, re-architecting content and to some extent developing some content and re-purposing. We have some capabilities there. But do we need partnerships and do we need relationships? The answer to that is yes also. Will we have some? The answer is yes, and I can tell you I have

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been working at some of those issues over the last few months. And then finally, in terms of, you know, what can we home grow beyond what we do today, I think there’s more and I think, Michael, as you point out, you know, sports has been kind of an early focus. But beyond sports, you will see other capabilities and other focus areas just simply because that’s what market based management is about. It’s about the diversity of segments, the diversity of needs and also the willingness to pay by customers for some of the services that we can deliver. Okay. Sorry Melbourne, we’ll take you now.
JOHN DURIE (Financial Review). Hi there, Sol. I’ve got a few questions. Firstly, on margins I see you are still promising to increase you’re EBITDA margins back over 50 per cent by the year 2010. I’m just wondering how realistic that was, what that tells us about what you think of the industry going forward and also the regulatory framework going forward?
SOL TRUJILLO: Okay. John, I would say first of all, I think the premise for your assumption may be different than mine. What we are going to see going forward is a re-architecting of how we deliver products and services. It has nothing to do with competitors and how much you pay for, you know, a loop or not, whether it’s, you know, X dollar or Y dollar. It’s about a fundamental re-architecting under an IP kind of network platform because all the services you deliver, John, going forward are software defined as opposed to physically having to roll trucks, physically having to, you know, move wires, physically having to have hardware associated with every service that you provide and physically then having to have handsets and equipment that’s unique to that service.
     All of that is going to change in terms of the core model of this industry going forward. Part of the strategy that we have here, John, going forward, is about getting ahead of that curve because we have such

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a problematic trend with PSTN and some of the trends that have existed here at Telstra over the last two or three or five years, and getting to that point sooner. When we get to that point, you will find that margins absolutely will be better. We have already seen it in the various iterations of this industry and it’s coming again.
JOHN DRURY: Okay, thank you. Just in general terms, on a blended nature I know we have got some areas growing faster than others, but how do you see the telephony or the telecommunications market right now, the immediate outlook as a blended option? Is it growing at 2 per cent, 5 per cent falling or ...
SOL TRUJILLO: Well, you know, it is growing and we have kind of conflicting trends. I look at, you know, the kind of the big growth engine going forward is obviously broadband. Right, most of us, you know, broadband will become in the next five years, like mobiles were to us eight or ten years ago. It becomes more and more part of our life and not only part of our life in terms of daily life but it becomes a tool for many things that we do and it becomes a tool in many different kinds of ways segment by segment by segment.
     So that’s going to be a growth engine. As we have seen now with mobiles, mobile growth will continue, right, and we have seen this around the world. I saw this in Europe, you know, three, four years ago where you reached 100 per cent penetration and then all of a sudden you start seeing people now with two mobiles or two SIM cards. And my usage and my ARPU continues to grow even though price points initially start going down.
     So we are mirroring, John, I guess some of the trends that have some of the steps that have occurred in other parts of the world where

09.02.06	- 9 -	Telstra Briefing

now we are seeing bucket plans that have driven some of the average pricing down, but beyond that, then we are going to move into a stage of value add services, whether they be things that encourage you to call more or to use more air time or things that you might want to subscribe to in terms of the devices.
     So broadband drives revenue growth. Mobiles will drive revenue growth, clearly not at the same pace and then you have kind of the price pressures on the old PSTN that will continue to be negative because there are substitutes that are more attractive to certain segments of the consumer space today.
JOHN DURIE: Great. Sorry, lastly, a two-part personal question I guess. When you first arrived here I think you had four board seats in the US and you said you were going to get that down to one. To my knowledge, you have still got two, Gilette and Target. I was just wondering what is going to happen there?
SOL TRUJILLO: Well, you are correct in your facts. When I came I had four, now I’m down to two. Will I live up to the contractual obligation that I made to the board of going to one? The answer is yes. Beyond that I won’t comment any further.
JOHN DRURY: You couldn’t give us any timeline?
SOL TRUJILLO: No.
JOHN DURIE: Okay. Traditionally Telstra goes on - the different parts of Telstra senior management do a roadshow after half yearly results, the CFO and the CEO etc. I’m just wondering what the company’s plans were this time?
SOL TRUJILLO: Well, we will have selective meetings in terms of follow up with investor groups and we will continue those over the coming months.

09.02.06	- 14-	Telstra Briefing

Transcript produced by WordWave International

JOHN DURIE : Will they be both domestic and offshore?
SOL TRUJILLO: Yes.
JOHN DRURY: And you’ll take part in them?
SOL TRUJILLO: John and I will be hand in hand as we go to those meetings.
JOHN DRURY: Okay, thank you.
PAUL CADDOCK: (Channel 7) Sol, tomorrow a class action of shareholders begins against the corporation alleging that information should have been given to the market when it was given to the government in August last year. There is talk of claims of $300 million and upwards. How concerned are you at the impact of this action, what the impact could be and did Telstra do anything wrong?
SOL TRUJILLO: The answer to the last part of your question is absolutely not. As a matter of fact, Telstra, at least since I have been here because I can only speak for the time that I’ve been here, has been as fully disclosing as possible, probably to the point of irritating some. But our posture, our beliefs and the value system of the CEO as well as the board is we are going to disclose whatever is appropriate to the market and we will do that.
     In terms of the claim itself, I think we have already stated publicly, we don’t think it has any valid basis to it and we will deal with it through the processes that it goes through.
SAMANTHA BRENNAN: (CNN intern). Hi Sol, I was just wondering if Telstra is concerned with rolling out high speed broadband, why is it that you cannot get an ADSL2 connection in Pitt Street in the heart of the Sydney CBD?

09.02.06	- 15-	Telstra Briefing

Transcript produced by WordWave International

SOL TRUJILLO: I don’t know.
SAMANTHA BRENNAN: Okay. Thank you.
SOL TRUJILLO: But I would love for you to give me specific address location and then we will see what I can do about it.
SAMANTHA BRENNAN: It’s 107 Pitt Street in Sydney.
SOL TRUJILLO: 107 Pitt Street. I apologise if you can’t get it but we will figure out why we can’t and then see what we can do about it, okay. [Telstra does not offer ADSL 2+ at present]
SAMANTHA BRENNAN: Thank you.
KAREN TSO: (Channel 9). Hi Sol. How concerned are you about mobile phone capped plans eroding growth in the mobile phone business?
SOL TRUJILLO: Well, obviously it would be not wise for me to say I’m not concerned because I am concerned. I have lived through some of this trend in other markets whether they be in the US or in Europe, and what happens when they are first introduced you see a lot of erosion in terms of price points, therefore erosion then that you see in margins. The real response is not to say you shouldn’t do it or, you know, to go out and introduce the lowest priced capped plan that you can possibly find. The answer is to go as we are going to do into the market segment by segment and give the best value proposition to customers that they are looking for because not every customer is focussed on the same reasons for purchasing.
     I think you will see some of that happen from Telstra. I know you will see it happen from Telstra here in the coming months, and I think also some of the competitors at some point of time, they can only afford to do so much.
STEWART CORNER: (Exchange Newsletter and ITWire ) Sol, you have said a lot

09.02.06	- 16-	Telstra Briefing

Transcript produced by WordWave International

about how broadband is going to be the driver of the business and the services you are going to be able to get over broadband, what is going to drive your revenue down in the future, you also said that you won’t put in fibre to the node unless you get regulatory relief. So how much will it impact your plans if you decide not to go ahead with that network and you’re constrained to the current deployment and the limitations of ADSL technology with DSLAMS in the exchanges which limits the bandwidth you can get and the distances from the exchange you can serve those bandwidths?
SOL TRUJILLO: Well, I think that the notion of bandwidth and penetration of bandwidth, first stages are like mobile phones. People only use mobile for voice calling. In the case of bandwidth initially most people are using surveys still show today mostly for doing email and some browsing and some other kind of other basic functions.
     As I think about this whole notion of broadband going forward and this decision to put on hold — notice I say put on hold — the deployment of fibre to the node, it not only affects Telstra, it affects everybody that’s a player in the marketplace across Australia. So there’s no player that’s going to “get ahead of us” because of the unique regulatory structure that exists in Australia where one company builds a network and then everybody rides on it. So we will have probably some mitigation in growth in terms of as we think about the long-term and I think that’s a real issue.
     That’s an issue that we put on the table. We made proposals. I have personally made proposals to actually connect all of Australia with high speed broadband. Now, for whatever reasons, those have not been supported and, you know, people make their choices and we live with it. But at the same time, we also have to make choices on behalf of our

09.02.06	- 17-	Telstra Briefing

Transcript produced by WordWave International

shareholders and others will have to live with whatever our shareholders’ wishes are which is to create value not to destroy value.
MICHAEL SAINSBURY: Sol, just a follow up question on that, that really in the analysts’ briefing before you talked about around the fact that there were some decisions coming from the Government and you have just then you have sort of said, please note that this is on hold rather than put off, is there a number for an averaged ULL price that Telstra would be happy with that would then enable you to go ahead and build the fibre network that you are looking at?
SOL TRUJILLO: The number is $30. John Stanhope has said it several times, we all have said it several times because that’s our cost, our averaged cost. And what we have to do on behalf our shareholders is if we are going to provide a service, that we can support, it’s got to cover our costs.
MICHAEL SAINSBURY: So that’s a non-negotiatable number? I mean, if the ACCC came in at $26 or $27, would you come at it or come at some of it?
SOL TRUJILLO: Michael, I’m not going to speculate on what they might do because there’s just too broad a range and I don’t think it would be appropriate for me to even comment on speculation.
MICHAEL SAINSBURY: You said $30 is the number. I mean - - -
SOL TRUJILLO: That is our number.
MICHAEL SAINSBURY: Are you prepared to talk about other numbers?
SOL TRUJILLO: Again, I won’t comment on anything speculative other than we have shared our cost studies. We know what our costs are, we know what’s in the best interests of our shareholders and it’s $30. Okay, Melbourne.
JOHN DURIE: John Durie again. You are moving on to the 850 megahertz

09.02.06	- 18-	Telstra Briefing

Transcript produced by WordWave International

spectrum in mobiles. I’m not aware of too many sort of major telcos around the world who use this spectrum. I could be wrong, please correct me if I am. I was just wondering if you could be a little bit more specific on where you are at with that, when you plan to be finishing CDMA and how that process will go? And secondly, in terms of this fibre to the node discussion and you talk a lot about technology changing the industry, I just wondered if you could comment on the impact of wireless and maybe where the fibre to the nodes maybe a little bit elaborate we don’t need it here anyway because there are other innovations that negate it?
SOL TRUJILLO: Okay. John, there’s a lot in your series of questions there. In terms of the 850 spectrum space, there are not a lot of countries or companies around the world that are in that space yet. Now, if you did a survey of companies, what I would call a blind survey so that they are not quoted etc. etc. and you ask most companies would they love to be in that spectrum space, the answer is yes. The reason why is because you have a better spectrum where you can in fact penetrate buildings and walls all those sorts of things. We all experience in the higher bands times where you are in elevators, you are in buildings, you get blockage, you get interference, you know, you get a lesser potential experience.
     So in the case of name a big company somewhere in the world that’s in that space now and moving aggressively in that space, if you go to the US and you look at Singular, they are now competing in that space and they are aggressively competing as I have seen in some ads towards the advantages of what they are going to do there. There are certain other countries around the world that are now companies are looking at it because the spectrum is available. Sometimes in certain countries that spectrum has only been made available to military and to some other uses. And so every country goes through their processes of clearing

09.02.06	- 19-	Telstra Briefing

Transcript produced by WordWave International

spectrum, making certain spaces available and moving certain uses on to other bands.
     I can only speak for us here in Australia. I want us to deliver the best customer experience possible and I can assure you that we will in a competitive sense have the best customer experience for our customers with that. In terms of timing, obviously we have communicated back in November that our plans are for turn up of this network in late ‘06, early ‘07 assuming we can meet all the aggressive timelines, we get the suppliers to deliver everything on time that we need and we, Telstra, get all the engineering done and deployments done that we are capable of doing.
     If that happens, we will do that. In terms of your question about CDMA, I don’t think you asked this but I will say it in case you didn’t, we have provided notification under the rules and regs of requirements here in Australia, that in two years from next January essentially, we would be looking to shut down the CDMA network because at that point of time we feel that we will have provided, one, a better service and, two, we will have provided equal if not better coverage in the marketplace vis-a-vis or for any current CDMA customer.
     Obviously I personally am very sensitive to the needs of our CDMA customers. I am very interested in growing our relationship with those customers that are current CDMA customers and we will be very, very focussed on continuing to grow our relationships there.
RENAI LEMAI: (ZDNet Australia) Sol, just a question about the new CIO. Traditionally, CIOs have reported directly to the CEO. In this case I think Fiona is reporting to the COO; why in this case is that happening?
SOL TRUJILLO: Well, in this case, obviously, I don’t know if you’ve had a chance to meet Greg Winn, but Greg Winn is a terrific, terrific operations person.

09.02.06	- 20-	Telstra Briefing

Transcript produced by WordWave International

He knows all parts of the business. He has either done the work himself or supervised the work throughout his career. We are trying to make sure that we have full integration of all of the operating elements, the physical elements, whether it be IT elements, whether it be network elements, and the best way that I think we can make that happen in the current stage that we are in, kind of redoing the plumbing, is to have all those operating kinds of roles reporting to Greg. So he can be the chief integrator in addition to what I joke with him as the chief plumber as he redoes the plumbing in the business.
     He is just very good at that and I know it will work well and I think Fiona believes in that as well. Okay. All right. Thank you.
oo00oo

09.02.06	- 21-	Telstra Briefing

Transcript produced by WordWave International

10 February 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Resignation of Mr John Fletcher
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

10 February 2006	024/2006
Resignation of Mr John Fletcher
Telstra chairman, Donald McGauchie AO, today announced that the Board had accepted the resignation of Mr John Fletcher.
On behalf of all directors, Mr McGauchie thanked Mr Fletcher for his many and substantial contributions to Telstra over the past five years.
“John Fletcher has been an outstanding director for many years, and his experience and insight have been invaluable at a time of increasing competition and technological change in the telecommunications industry,” Mr McGauchie said.
The Board vacancy created by the resignation of Mr Fletcher will be filled along with other vacancies.
Telstra is well advanced in the process of identifying appropriate candidates who have international and domestic business experience and capabilities that are appropriate for the company’s needs.
“The process for reviewing candidates includes giving attention to new needs owing to continuing uncertainty around key regulatory decisions, the development of Telstra’s new strategy, and the potential full privatisation of Telstra,” Mr McGauchie said.
“These matters are highly relevant to the needs of the company in a rapidly changing environment,” Mr McGauchie said.
Mr Fletcher joined Telstra as a non-executive Director in November 2000. He was also a member of the Nomination Committee and the Remuneration Committee.
Mr Fletcher’s resignation will be effective 30 June 2006.
Telstra Media Contact:
Andrew Maiden
Tel: 02 9298 5259
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
Telstra Corporation Limited
ABN 33 051 775 556

22 February 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appendix 3Y — Change in Director’s interest Notices
In accordance with the listing rules, I attach an announcement for release to the market.
The change to the Director’s indirect holdings in Telstra Growthshare Pty Ltd as trustee for the Telstra DirectShare Plan represent an allocation of Telstra Shares to Directors on 17 February 2006 under the DirectShare Plan.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER

Date of last notice	23 AUGUST 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	17 FEBRUARY 2006

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 57,117

Class	ORDINARY

Number acquired	5,687

Number disposed	NIL

Value/Consideration	$23,032
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 62,804

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON

Date of last notice	11 NOVEMBER 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO DIRECT AND INDIRECT INTERESTS ONLY

Nature of indirect interest	1)	PURCHASE OF ADDITIONAL
(including registered holder)		SHARES – GEARED EQUITY INVESTMENTS
Note: Provide details of the circumstances giving rise to the relevant interest.	2)	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	17 FEBRUARY 2006

No. of securities held prior to change	DIRECT – 38,337 INDIRECT – 32,289

Class	ORDINARY

Number acquired	1)	575 DIRECT
	2)	3,577 INDIRECT

Number disposed	NIL

Value/Consideration	1)	$2,328
Note: If consideration is non-cash, provide details and estimated valuation	2)	$14,487

No. of securities held after change	DIRECT – 38,912 INDIRECT – 35,866

Nature of change	1)	SHARES FROM THE PROCEEDS OF SPECIAL DIVIDEND
Example: on-market trade, off-mark et trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	2)	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE

Date of last notice	23 AUGUST 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	17 FEBRUARY 2006

No. of securities held prior to change	DIRECT – 10,400
INDIRECT – 20,557

Class	ORDINARY

Number acquired	3,731

Number disposed	NIL

Value/Consideration	$15,111
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 10,400
INDIRECT – 24,288

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK

Date of last notice	23 AUGUST 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	17 FEBRUARY 2006

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 44,538

Class	ORDINARY

Number acquired	4,038

Number disposed	NIL

Value/Consideration	$16,354
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 48,576

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE

Date of last notice	23 AUGUST 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	17 FEBRUARY 2006

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 47,887

Class	ORDINARY

Number acquired	9,754

Number disposed	NIL

Value/Consideration	$39,504
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 57,641

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER

Date of last notice	23 AUGUST 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	17 FEBRUARY 2006

No. of securities held prior to change	DIRECT – 800
INDIRECT – 91,942

Class	ORDINARY

Number acquired	4,499

Number disposed	NIL

Value/Consideration	$18,221
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 800
INDIRECT – 96,441

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts

NIL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration
Name: Douglas Gration
Title: Company Secretary

Date: 23 February 2006